SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

QUARTERLY INFORMATION

ITR

March / 2018

CONTENTS
FINANCIAL STATEMENTS			3
Statements of Financial Position		4
Statements of Income		5
Statements of Comprehensive Income		6
Statements of Changes in Equity		7
Statements of Cash Flows		8
Statements of Added Value		10
NOTES TO THE FINANCIAL STATEMENTS			12
1	Operations	12
2	Concessions and Authorizations	14
3	Basis of Preparation	17
4	Significant Accounting Policies	18
5	Cash and Cash Equivalents	20
6	Bonds and Securities	21
7	Trade Accounts Receivable	21
8	CRC Transferred to the State Government of Paraná	23
9	Net Sectorial Financial Assets and Liabilities	24
10	Accounts Receivable Related to the Concession	25
11	Accounts Receivable Related to Concession Compensation	27
12	Other Receivables	27
13	Taxes	28
14	Prepaid Expenses	31
15	Receivables from Related Parties	31
16	Other Temporary Investments	33
17	Judicial Deposits	33
18	Investments	34
19	Property, Plant and Equipment	37
20	Intangible Assets	42
21	Payroll, Social Charges and Accruals	43
22	Suppliers	44
23	Loans and Financing	45
24	Debentures	49
25	Post-employment Benefits	51
26	Customer Charges Due	53
27	Research and Development and Energy Efficiency	53
28	Accounts Payable Related to Concession	54
29	Other Accounts Payable	54
30	Provisions for Legal Claims	54
31	Equity	61
32	Net Operating Revenue	63
33	Operating Costs and Expenses	67
34	Financial Results	70
35	Operating Segments	70
36	Risk Management and Financial Instruments	73
37	Related Party Transactions	87
38	Commitments	90
39	Insurance	91
40	Additional Information to the Statement of Cash Flows	91
41	Subsequent Events	92
COMMENTS ON PERFORMANCE			93
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE			102
REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION			103
SUPERVISORY BOARD'S OPINION ON THE INTERIM FINANCIAL			105
S T A T E M E N T			106

FINANCIAL STATEMENTS

Statements of Financial Position

as of March 31, 2018 and December 31, 2017

All amounts expressed in thousands of Brazilian reais

ASSETS	Note	Parent Company		Consolidated
		03.31.2018	12.31.2017	03.31.2018	12.31.2017
CURRENT ASSETS
Cash and cash equivalents	5	464,512	56,833	1,697,463	1,040,075
Bonds and securities	6	91	90	1,361	1,341
Collaterals and escrow accounts		129	129	39,839	59,372
Trade accounts receivable	7	-	-	2,519,265	2,733,240
Dividends receivable		459,103	459,464	80,455	80,815
CRC transferred to the State Government of Paraná	8	170,385	167,109	170,385	167,109
Sectorial financial assets	9	-	-	326,961	171,609
Accounts receivable related to the concession	10	-	-	148,608	149,744
Other current receivables	12	8,559	8,287	399,988	409,351
Inventories		-	-	104,317	110,559
Income tax and social contribution	13.1	31,724	14,055	283,942	501,685
Other current recoverable taxes	13.3	306	276	197,234	198,232
Prepaid expenses	14	-	-	38,529	39,867
Related parties	15	380,193	292,051	88	38,835
		1,515,002	998,294	6,008,435	5,701,834
NONCURRENT ASSETS
Long Term Assets
Bonds and securities	6	-	-	217,187	218,322
Other temporary investments	16	20,070	18,727	20,070	18,727
Collaterals and escrow accounts	23.1	-	-	76,050	75,665
Trade accounts receivable	7	-	-	209,532	261,082
CRC transferred to the State Government of Paraná	8	1,324,352	1,349,253	1,324,352	1,349,253
Judicial deposits	17	120,505	119,167	576,227	582,529
Sectorial financial assets	9	-	-	108,987	171,609
Accounts receivable related to the concession	10	-	-	4,420,453	4,360,378
Accounts receivable related to the concession compensation	11	-	-	71,656	68,859
Other noncurrent receivables	12	-	-	160,195	149,416
Income tax and social contribution	13.1	117,298	158,808	135,115	176,480
Deferred income tax and social contribution	13.2	96,105	102,236	951,839	915,492
Other noncurrent recoverable taxes	13.3	80,241	15	194,682	116,974
Prepaid expenses	14	-	-	8,819	12,684
Related parties	15	105,099	219,426	14,266	130,156
		1,863,670	1,967,632	8,489,430	8,607,626
Investments	18	15,399,330	14,987,607	2,597,638	2,570,643
Property, plant and equipment	19	880	830	10,158,540	9,829,450
Intangible assets	20	1,687	1,603	6,464,384	6,452,824
		17,265,567	16,957,672	27,709,992	27,460,543
TOTAL ASSETS		18,780,569	17,955,966	33,718,427	33,162,377

Notes are an integral part of this quarterly information

Statements of Financial Position

as of March 31, 2018 and December 31, 2017 (continued)

All amounts expressed in thousands of Brazilian reais

LIABILITIES	Note	Parent Company		Consolidated
		03.31.2018	12.31.2017	03.31.2018	12.31.2017
CURRENT LIABILITIES
Payroll, social charges and accruals	21	10,690	6,977	387,993	313,967
Related parties		831	3,936	-	-
Suppliers	22	2,703	2,096	1,389,284	1,683,577
Income tax and social contribution payable	13.1	-	2,467	134,025	86,310
Other taxes due	13.3	765	476	286,775	345,487
Loans and financing	23	338,523	322,092	848,951	784,666
Debentures	24	360,184	339,341	1,722,624	1,632,062
Dividend payable		266,023	267,988	287,015	288,981
Post-employment benefits	25	63	57	53,335	53,225
Customer charges due	26	-	-	106,570	150,025
Research and development and Energy efficiency	27	-	-	284,398	282,766
Accounts payable related to concession	28	-	-	63,410	62,624
Sectorial financial liabilities	9	-	-	92,509	192,819
Other accounts payable	29	188	249	137,439	121,405
Provisions for legal claims	30	116,958	112,000	116,958	112,000
		1,096,928	1,057,679	5,911,286	6,109,914
NONCURRENT LIABILITIES
Suppliers	22	-	-	40,717	43,469
Deferred income tax and social contribution	13.2	-	-	120,249	156,630
Other taxes due	13.3	2,443	2,365	778,354	809,576
Loans and financing	23	549,639	664,020	2,778,261	2,974,839
Debentures	24	1,481,615	876,140	5,043,984	4,438,916
Post-employment benefits	25	4,102	3,995	823,505	812,878
Research and development and Energy efficiency	27	-	-	267,194	249,709
Accounts payable related to concession	28	-	-	496,988	492,330
Sectorial financial liabilities	9	-	-	92,142	90,700
Other accounts payable	29	753	830	78,877	72,849
Provisions for legal claims	30	121,145	143,095	1,452,963	1,400,064
		2,159,697	1,690,445	11,973,234	11,541,960
EQUITY
Attributable to controlling shareholder's
Capital	31.1	7,910,000	7,910,000	7,910,000	7,910,000
Equity valuation adjustments	31.2	874,508	895,601	874,508	895,601
Legal reserve		844,398	844,398	844,398	844,398
Profit retention reserve		5,557,843	5,557,843	5,557,843	5,557,843
Accumulated profit		337,195	-	337,195	-
		15,523,944	15,207,842	15,523,944	15,207,842
Attributable to non-controlling interest	18.2.2	-	-	309,963	302,661
		15,523,944	15,207,842	15,833,907	15,510,503
TOTAL LIABILITIES & EQUITY		18,780,569	17,955,966	33,718,427	33,162,377

Notes are an integral part of this quarterly information

Statements of Income

for the quarters ended March 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2018	03.31.2017	03.31.2018	12.31.2017
NET OPERATING REVENUE	32	-	-	3,348,681	3,297,011
OPERATING COSTS	33	-	-	(2,460,196)	(2,244,039)
GROSS PROFIT		-	-	888,485	1,052,972
Operational expenses / income
Selling expenses	33	-	-	(42,841)	(40,907)
General and administrative expenses	33	(24,277)	(14,950)	(198,368)	(151,718)
Other operational income (expenses)	33	44,534	(1,647)	(85,194)	(71,057)
Equity in earnings of investees	18	278,340	440,520	28,518	33,713
		298,597	423,923	(297,885)	(229,969)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES		298,597	423,923	590,600	823,003
Financial results	34
Financial income		108,391	41,862	205,395	163,587
Financial expenses		(47,005)	(69,640)	(275,062)	(319,608)
		61,386	(27,778)	(69,667)	(156,021)
OPERATING PROFIT		359,983	396,145	520,933	666,982
INCOME TAX AND SOCIAL CONTRIBUTION	13.4
Current		(21,574)	-	(245,607)	(193,112)
Deferred		(6,131)	14,197	64,254	(56,600)
		(27,705)	14,197	(181,353)	(249,712)
NET INCOME		332,278	410,342	339,580	417,270
Attributed to controlling shareholders		-	-	332,278	410,342
Attributed to non-controlling interest	18.2.2	-	-	7,302	6,928
BASIC AND DILUTED NET EARNING PER SHARE ATTRIBUTED TO PARENT
COMPANY SHAREHOLDERS - EXPRESSED IN BRAZILIAN REAIS	31.3
Common shares		1.15971	1.43217
Class "A" Preferred shares		1.27568	1.57539
Class "B" Preferred shares		1.27568	1.57539
Notes are an integral part of this quarterly information

Statements of Comprehensive Income

for the quarters ended March 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
NET INCOME	332,278	410,342	339,580	417,270
Other comprehensive income
Items that may be reclassified to profit or loss
Adjustments related to financial assets classified as available for sale	-	9,203	-	9,203
Taxes on other comprehensive income	-	(3,129)	-	(3,129)
Total comprehensive income, net of taxes	-	6,074	-	6,074
TOTAL COMPREHENSIVE INCOME	332,278	416,416	339,580	423,344
Attributed to controlling shareholders			332,278	416,416
Attributed to non-controlling interest			7,302	6,928

Notes are an integral part of this quarterly information

Statements of Changes in Equity

for the quarters ended March 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

		Attributable to Parent Company
			Equity valuation		Profit reserves				Attributable
			adjustments						to
				Other		Profit			non -
	Note		Deemed	comprehensive	Legal	retention	Accumulated	Shareholders	controlling	Equity
		Capital	cost	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2018		7,910,000	873,306	22,295	844,398	5,557,843	-	15,207,842	302,661	15,510,503
Adjustments arising from the adoption of CPC 47/IFRS15 and CPC 48/IFRS9		-	-	(4,391)	-	-	(11,785)	(16,176)	-	(16,176)
Balance as of January 1, 2018 adjusted		7,910,000	873,306	17,904	844,398	5,557,843	(11,785)	15,191,666	302,661	15,494,327
Net Income		-	-	-	-	-	332,278	332,278	7,302	339,580
Total comprehensive income		-	-	-	-	-	332,278	332,278	7,302	339,580
Realization - deemed cost, net of taxes	31.2	-	(16,702)	-	-	-	16,702	-	-	-
Balance as of March 31, 2018		7,910,000	856,604	17,904	844,398	5,557,843	337,195	15,523,944	309,963	15,833,907

		Attributable to Parent Company
			Equity valuation		Profit reserves				Attributable
			adjustments						to
				Other		Profit			non -
			Cost	comprehensive	Legal	retention	Accumulated	Shareholders'	controlling	Equity
		Capital	assigned	income	reserve	reserve	profit	equity	interests	Consolidated
Balance as of January 1, 2017 - restated		7,910,000	944,956	53,510	792,716	5,016,916	-	14,718,098	260,044	14,978,142
Net Income		-	-	-	-	-	410,342	410,342	6,928	417,270
Other comprehensive income
Gain on financial assets, net of taxes		-	-	6,074	-	-	-	6,074	-	6,074
Total comprehensive income		-	-	6,074	-	-	410,342	416,416	6,928	423,344
Realization - deemed cost, net of taxes		-	(18,509)	-	-	-	18,509	-	-	-
Deliberation of additional dividends proposed		-	-	-	-	-	-	-	(11,053)	(11,053)
Balance as of March 31, 2017 - restated		7,910,000	926,447	59,584	792,716	5,016,916	428,851	15,134,514	255,919	15,390,433
Notes are an integral part of this quarterly information

Statements of Cash Flows

for the quarters ended March 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2018	03.31.2017	03.31.2018	03.31.2017
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income		332,278	410,342	339,580	417,270
Adjustments to reconcile net income for the period with cash generated from
(used in) operating activities
Unrealized monetary and cambial variation and debt charges - net		779	35,690	194,175	258,728
Interest - bonus from the grant of concession agreements under the quota system	10.2	-	-	(20,624)	(20,612)
Gain on transmission concession agreement	10.3	-	-	(39,273)	(23,249)
Gain on remeasurement of the cash flow from the RBSE assets	10.4	-	-	(42,010)	(224,604)
Income tax and social contribution	13.4	21,574	-	245,607	193,112
Deferred income tax and social contribution	13.4	6,131	(14,197)	(64,254)	56,600
Equity in earnings of investees	18.1	(278,340)	(440,520)	(28,518)	(33,713)
Appropriation of acturial calculation of post-employment benefits	25.4	140	131	24,297	24,108
Appropriation of pension and healthcare contributions	25.4	(11)	333	34,356	36,981
Creation for research and development and energy efficiency programs	27.2	-	-	29,507	26,403
Recognition of fair value of assets related to concession compensation	32	-	-	(9,568)	(4,861)
Sectorial financial assets and liabilities result	32	-	-	(221,945)	147,977
Depreciation and amortization	33	304	299	177,210	183,078
Net operating estimated losses, provisions and reversals		(18,342)	1,389	117,970	98,699
Impairment of accounts receivable related to concession	10	-	-	2	6
Loss on disposal of property, plant and equipment		-	-	3,114	1,864
Loss on disposal of intangible assets		-	-	5,230	9,996
		64,513	(6,533)	744,856	1,147,783
Decrease (increase) in assets
Trade accounts receivable		-	-	320,666	(222,555)
Dividends and interest on own capital received		2,736	31,750	2,735	5,369
CRC transferred to the Government of the State of Paraná	8.1	65,030	24,653	65,030	24,653
Judicial deposits		(1,465)	(2,243)	5,795	51,781
Other receivables		(272)	(226)	(3,834)	(28,930)
Inventories		-	-	6,242	3,757
Income tax and social contribution		25,051	(3,250)	260,318	25,399
Other current taxes recoverable		(80,256)	(43)	(77,184)	8,271
Prepaid expenses		-	-	5,203	2,936
Related parties		18,268	135	-	-
		29,092	50,776	584,971	(129,319)
Increase (decrease) in liabilities
Payroll, social charges and accruals		3,713	(388)	74,026	10,368
Related parties		(3,105)	-	-	-
Suppliers		607	(2,127)	(262,672)	(132,470)
Other taxes		367	(76)	(87,501)	(36,567)
Post-employment benefits	25.4	(16)	(385)	(47,916)	(49,297)
Customer charges due		-	-	(43,455)	(10,052)
Research and development and energy efficiency	27.2	-	-	(16,497)	(14,746)
Payable related to the concession	28.1	-	-	(16,287)	(16,472)
Sectorial financial liabilities	9.2	-	-	28,531	26,636
Other accounts payable		(140)	9	22,060	(24,917)
Provisions for legal claims	30.1.1	(9)	-	(36,344)	(79,741)
		1,417	(2,967)	(386,055)	(327,258)
CASH GENERATED FROM OPERATING ACTIVITIES		95,022	41,276	943,772	691,206
Income tax and social contribution paid		(24,041)	-	(197,892)	(131,763)
Loans and financing - interest due and paid	23.4	(39,432)	(67,019)	(86,257)	(120,367)
Debentures - interest due and paid	24.2	(5,526)	(62)	(18,201)	(11,645)
NET CASH GENERATED FROM (USED IN) OPERATING ACTIVITIES		26,023	(25,805)	641,422	427,431
(continued)

Statements of Cash Flows

for the quarters ended March 31, 2018 and 2017 (continued)

All amounts expressed in thousands of Brazilian reais

	Note	Parent Company		Consolidated
		03.31.2018	03.31.2017	03.31.2018	03.31.2017
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(1,344)	57	18,920	(27,611)
Loans and financing granted to related parties		(138,865)	(3,000)	-	-
Receipt of loans and financing granted to related parties		116,978	-	117,239	-
Additions in investments	18.1	(115,990)	(90,200)	-	(105,789)
Capital reduction of investees.	18.1	-	90,000	35,280	73,361
Additions to property, plant and equipment		(74)	(164)	(503,267)	(197,609)
Additions to intangible assets		(84)	(164)	(133,471)	(167,037)
Customers contributions - intangible assets		-	-	25,834	26,100
NET CASH USED IN INVESTING ACTIVITIES		(139,379)	(3,471)	(439,465)	(398,585)
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties		-	77,000	-	77,060
Issue of Debentures	24.2	600,000	-	600,000	-
Payments of principal - loans and financing	23.4	(77,000)	(77,000)	(121,356)	(120,801)
Payments of principal - debentures	24.2	-	-	(21,247)	(18,252)
Dividends and interest on own capital paid		(1,965)	-	(1,966)	(3,335)
NET CASH GENERATED FROM (USED IN) FINANCING ACTIVITIES		521,035	-	455,431	(65,328)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		407,679	(29,276)	657,388	(36,482)
Cash and cash equivalents at the beginning of the period	5	56,833	46,096	1,040,075	982,073
Cash and cash equivalents at the end of the period	5	464,512	16,820	1,697,463	945,591
CHANGE IN CASH AND CASH EQUIVALENTS		407,679	(29,276)	657,388	(36,482)

Notes are an integral part of this quarterly information

Statements of Added Value

for the quarters ended March 31, 2018 and 2017

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Income
Sale of energy, services and other income	-	-	4,828,519	4,953,406
Construction income	-	-	362,135	324,140
Fair value of indemnifiable concession assets	-	-	9,568	6,329
Sectorial financial assets and liabilities result	-	-	221,945	(147,977)
Other income	26,473	23	34,486	285
Estimated losses on allowance for doubtful accounts	-	-	(26,830)	(24,702)
	26,473	23	5,429,823	5,111,481
( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	1,286,119	1,174,810
Charges for use of the main transmission grid ( - ) ESS and ERR	-	-	317,298	165,835
Materials, supplies and third parties services	3,773	4,129	163,569	146,814
Natural gas and supplies for gas operations	-	-	98,306	60,136
Construction costs	-	-	331,190	332,098
Loss / Recovery of assets	-	-	23,622	18,895
Impairment	-	-	2,899	29,857
Other supplies	(7,094)	3,215	108,510	76,910
	(3,321)	7,344	2,331,513	2,005,355
( = ) GROSS ADDED VALUE	29,794	(7,321)	3,098,310	3,106,126
( - ) Depreciation and amortization	304	299	177,210	183,078
( = ) NET ADDED VALUE	29,490	(7,620)	2,921,100	2,923,048
( + ) Transferred added value
Results from investment interests	278,340	440,521	28,518	33,714
Financial income	108,391	41,862	205,395	163,587
Other Income	-	-	29,204	26,779
	386,731	482,383	263,117	224,080
	416,221	474,763	3,184,217	3,147,128
(continued)

Statements of Added Value

for the quarters ended March 31, 2018 and 2017 (continued)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated
	03.31.2018%		03.31.2017%		03.31.2018%		03.31.2017%
Personnel
Remuneration and fees	2,506		5,288		207,951		214,850
Private pension and health plans	569		853		66,056		64,814
Meal and education assistance	269		239		31,444		31,801
Social security charges - FGTS	160		403		17,489		18,037
Labor indemnities (reversals)	4,421		-		92,084		7,785
Profit sharing	222		154		24,416		19,080
Transfers to property, plant and equipment in progress	-		-		(4,405)		(6,602)
	8,147	2.0	6,937	1.5	435,035	13.7	349,765	11.1
Government
Federal
Tax	28,759		(12,770)		566,695		627,559
Sectorial charges	-		-		589,439		488,777
State	1		1		976,031		929,405
Municipal	56		87		2,680		2,481
	28,816	6.9	(12,682)	(2.7)	2,134,845	67.0	2,048,222	65.1
Third Parties
Interest	46,573		69,608		262,476		321,136
Leasing and rent	407		558		9,642		8,825
Donations, subsidies and contributions	-		-		2,639		1,910
	46,980	11.3	70,166	14.8	274,757	8.6	331,871	10.5
Shareholders
Retained profits	332,278		410,342		332,278		410,342
Non controlling interests	-		-		7,302		6,928
	332,278	79.8	410,342	86.4	339,580	10.7	417,270	13.3
	416,221	100.0	474,763	100.0	3,184,217	100.0	3,147,128	100.0
Notes are an integral part of this quarterly information

NOTES TO THE FINANCIAL STATEMENTS

for the quarter ended March 31, 2018

All amounts expressed in thousands of Brazilian reais

1         Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its headquarters at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded on Corporate Governance Level 1 of the Special Segments Listing of B3 S.A. - - Brasil, Bolsa Balcão and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Ministry of Mines and Energy (MME), is to research, study, plan, build and explore the production, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel participates in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications, and natural gas.

1.1        Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1      Subsidiaries

	Headquarters	Main activity	Interest
Subsidiaries			%	Investor
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.0	Copel
Copel Distribuição S.A. (Copel DIS)	Curitiba/PR	Distribution and marketing of electricity	100.0	Copel
Copel Telecomunicações S.A. (Copel TEL)	Curitiba/PR	Telecommunication and communication	100.0	Copel
Copel Renováveis S.A. (Copel REN) (a)	Curitiba/PR	Control and management of interests	100.0	Copel
Copel Comercialização S.A. (Copel Energia)	Curitiba/PR	Commercialization of electricity	100.0	Copel
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.0	Copel
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.0	Copel
UEG Araucária Ltda. (UEG)	Curitiba/PR	Production of electricity from natural gas	20.0	Copel
			60.0	Copel GeT
São Bento Energia, Investimentos e Participações S.A. (São Bento)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
Nova Asa Branca I Energias Renováveis S.A.	S. Miguel do Gostoso/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca II Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Asa Branca III Energias Renováveis S.A.	Parazinho/RN	Production of electricity from w ind sources	100.0	Copel GeT
Nova Eurus IV Energias Renováveis S.A.	Touros/RN	Production of electricity from w ind sources	100.0	Copel GeT
Santa Maria Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Santa Helena Energias Renováveis S.A.	Maracanaú/CE	Production of electricity from w ind sources	100.0	Copel GeT
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity from w ind sources	100.0	Copel GeT
Cutia Empreendimentos Eólicos S.A. (Cutia)	Curitiba/PR	Control and management of interests	100.0	Copel GeT
GE Olho D Água S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Boa Vista S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE Farol S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
GE São Bento do Norte S.A.	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	São Bento
Central Geradora Eólica São Bento do Norte I S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte II S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Bento do Norte III S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel I S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel II S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Central Geradora Eólica São Miguel III S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Guajiru S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Jangada S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Potiguar S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Cutia S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Maria Helena S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Esperança do Nordeste S.A.(b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A. (b)	São Bento do Norte/RN	Production of electricity from w ind sources	100.0	Cutia
(a) Company management is assessing w hether a business purpose change or a closure and transfer of assets to the shareholder is required.
(b) Pre-operating stage.

1.1.2      Joint ventures

	Headquarters	Main activity	Interest
Joint ventures			%	Investor
Voltalia São Miguel do Gostoso I Participações S.A.	São Paulo/SP	Interests in companies	49.0	Copel
Paraná Gás Exploração e Produção S.A. (a)	Curitiba/PR	Exploration of natural gas	30.0	Copel
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	51.0	Copel GeT
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	80.0	Copel GeT
Transmissora Sul Brasileira de Energia S.A.	Florianópolis/SC	Transmission of electricity	20.0	Copel GeT
Caiuá Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Matrinchã Transmissora de Energia (TP NORTE) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Guaraciaba Transmissora de Energia (TP SUL) S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	24.5	Copel GeT
Mata de Santa Genebra Transmissão S.A. (b)	Rio de Janeiro/RJ	Transmission of electricity	50.1	Copel GeT
Cantareira Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	49.0	Copel GeT
(a) Project activities came to a halt in connection w ith a Public Class Action. Consortium members have requested the National Oil Agency (ANP) a release from contractual obligations w ithout encumbrances to bidders, and eventual return of sign-up bonus, reimbursement of costs incurred and release from guarantees given.
(b) Pre-operating stage.

1.1.3      Associates

	Headquarters	Main activity	Interest
Associated companies			%	Investor
Dona Francisca Energética S.A.	Agudo/RS	Production of electricity	23.0303	Copel
Foz do Chopim Energética Ltda. (a)	Curitiba/PR	Production of electricity	35.77	Copel GeT
Carbocampel S.A.	Figueira/PR	Coal exploration	49.0	Copel
Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda. (b)	Curitiba/PR	Production of electricity	30.0	Copel
Copel Amec S/C Ltda. - em liquidação	Curitiba/PR	Services	48.0	Copel
Sercomtel S.A. Telecomunicações (c)	Londrina/PR	Telecommunications	45.0	Copel
Dominó Holdings Ltda.	Curitiba/PR	Interests in companies	49.0	Copel Energia
GBX Tietê II Empreendimentos Participações S.A. (a)	São Paulo/SP	Incorporation of real estate projects	19.31	UEG
(a) In February 2018, the associated Foz do Chopim Energética Ltda. w as transfer from Copel to Copel GeT, through an increase in the capital stock.
(b) Pre-operating stage.
(c) Investment reduced to zero due to the impairment tests.

1.1.4      Joint operations (consortiums)

	Interest (%)
Joint operations	Copel GeT	Other consortium members
Hydroelectric Pow er Plant Gov. Jayme Canet Júnior (Mauá)	51.0	Eletrosul Centrais Elétricas S.A. (49%)
Hydroelectric Pow er Plant Baixo Iguaçu (Note 19.7.1) (a)	30.0	Geração Céu Azul S.A (subsidiarie of Neoenergia S.A.) (70%)
(a) Pre-operating stage.

2         Concessions and Authorizations

2.1        Concessions contracts or authorizations obtained by Copel

Copel		Interest %	Maturity
Concession agreement / authorization of the equity
Copel DIS	Contract 046/1999, extended by 5th addendum to the contratct	100	07.07.2045
Copel TEL	Authorization Term 54/2003 - Anatel/SVP/PVST	100	Indeterminate
	Authorization Term 305/2012 - Anatel/SVP/PVST	100	Indeterminate
Elejor	Contract 125/2001 - HPP Fundão and Santa Clara	70	05.28.2037
	Authorization - SHP Fundão I and SHP Santa Clara I - 753/2002 and 75	70	12.18.2032
Dona Francisca Energética	Contract 188/1998 - HPP Dona Francisca	23	08.27.2033
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	36	04.23.2030
UEG Araucária	Authorization 351/1999 - TPP Araucária (60% Copel GET)	20	12.22.2029
Compagás (2.1.1)	Concession gas distribution contract	51	01.20.2019
Dois Saltos (a)	Authorization 5,204/2015	30	04.22.2045
Paraná Gás (1.1.2 - a)	PART-T-300_R12 4861-.0000.99/2014-00 - ANP	30	05.15.2045
Usina de Energia Eólica São João S.A. (b)	MME Ordinance 173 /2012 - WPP São João	49	03.25.2047
Usina de Energia Eólica Carnaúba S.A. (b)	MME Ordinance 204 /2012 - WPP Carnaúbas	49	04.08.2047
Usina de Energia Eólica Reduto S.A. (b)	MME Ordinance 230 /2012 - WPP Reduto	49	04.15.2047
Usina de Energia Eólica Santo Cristo S.A. (b)	MME Ordinance 233/2012 - WPP Santo Cristo	49	04.17.2047
(a) Building under construction.
(b) Subsidiaries of Voltalia São Miguel do Gostoso I Participações S.A.
Hydroelectric Pow er Plant - HPP
Small Hydroelectric Plant - SHP
Thermal Pow er Plant - TPP
Wind Pow er Plant - WPP

2.1.1      Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, setting July 6, 2024 as the expiry date of the concession. Such date has always been announced and considered for assessment of the balances of the prior-year financial statements.

On December 7, 2017, the State of Paraná published Supplementary Law 205, introducing a new interpretation of the expiry of the concession, understanding that expiry will be on January 1, 2019.

The management board of Compagás, its Parent company and other shareholders are looking into and challenging the effects of the aforesaid law, understanding that they conflict with the provisions of the concession agreement currently in force. However, as by the end of issuance of this quarterly information such discussion had not yet been closed and that law continues in force, the effects on the quarterly information for 3/31/2018 had to be taken into consideration.

Management will continue to make its best efforts to protect the Company interests, aiming to appropriately settle the impacts of the new interpretation given by the Concession Grantor and find alternatives necessary to maintain the concession in a sustainable manner.

The impacts on Compagás financial statements for 3/31/2018 by accelerating the expiry of the concession are as follows:

	End of		End of
03.31.2018	concession in 2024	Adjustments	concession in 2019
STATEMENTS OF FINANCIAL POSITION
Noncurrent assets
Accounts receivable related to the concession	110,965	197,773	308,738
Intangible assets	191,759	(147,737)	44,022
STATEMENTS OF INCOME
Net operating revenue
Fair value of assets from the indemnity for the concession	1,528	2,956	4,484
Operating Costs
Amortization	(7,288)	1,653	(5,635)

2.2        Concession contracts or authorizations obtained by Copel GeT and is investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder (a)		100	01.16.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.27.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu (a)		30	09.13.2049
Generation Concession 007/2013
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS
Generation concession 045/1999
TPP Figueira		100	03.26.2019
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)		100	09.17.2023
HPP São Jorge		100	12.03.2024
HPP Guaricana		100	08.16.2026
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.15.2029
HPP Gov. José Richa (Salto Caxias)		100	05.04.2030
Authorization 278/1999 - WPP Palmas		100	09.28.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and
HGP Salto do Vau (only register w ith ANEEL)		100	-
Generation concession 002/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Pow er generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register w ith ANEEL)		100	-
Concession agreement / authorization of the equity
UEG Araucária	Authorization 351/1999 - TPP Araucária (20% - Copel)	60	12.22.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.24.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.30.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.30.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.26.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.07.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.08.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.08.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.27.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.19.2046
GE Olho D Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	05.31.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.18.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste (a)	100	05.10.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste (a)	100	05.10.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada (a)	100	01.04.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena (a)	100	01.04.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar (a)	100	05.10.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru (a)	100	01.04.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia (a)	100	01.04.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I (a)	100	08.03.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II (a)	100	08.03.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III (a)	100	08.03.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I (a)	100	08.03.2050
São MigueI lI	Ordinance 351/2015 - WPP São Miguel II (a)	100	08.03.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III (a)	100	08.03.2050
(a) Building under construction.

Copel GeT		Interest %	Maturity
Transmission lines and substations concession agreements
Contract 060/2001 (extended by 3rd addendum to the contratct) - Transmission facilities several joint ventures		100	12.31.2042
Contract 075/2001 - Transmission line Bateias - Jaguariaíva		100	08.16.2031
Contract 006/2008 - Transmission line Bateias - Pilarzinho		100	03.16.2038
Contract 027/2009 - Transmission line Foz do Iguaçu - Cascavel Oeste		100	11.18.2039
Contract 010/2010 - Transmission line Araraquara 2 - Taubaté (a)		100	10.05.2040
Contract 015/2010 - Substation Cerquilho III		100	10.05.2040
Contract 022/2012 - Transmission line - Foz do Chopim - Salto Osório C2; Transmission line 230 kV Londrina - Figueira		100	08.26.2042
Contract 002/2013 - Transmission line - Assis - Paraguaçu Paulista II; Substation 230/88 kV Paraguaçu Paulista II		100	02.24.2043
Contract 005/2014 - Transmission line - Bateias - Curitiba Norte; Substation 230/138 kV Curitiba Norte		100	01.28.2044
Contract 021/2014 - Transmission line Foz do Chopim - Realeza; Substation Realeza 230/138 kV - Pátio novo 230 kV		100	09.04.2044
Contract 022/2014 - Transmission line Assis - Londrina		100	09.04.2044
Contract 006/2016 - Transmission line 525kV Curitiba Leste - Blumenau C1 (a)		100	04.06.2046
Contract 006/2016 - Transmission line 230 kV Uberaba - Curitiba Centro C1 e C2 (Underground) (a)
Contract 006/2016 - Substation 230/138 kV Curitiba Centro (SF6) - 230/138 kV - 2 x ATF 150 MVA (a)
Contract 006/2016 - Substation 230/138 kV Medianeira (Pátio novo 230 kV) - 2 x 150 MVA (a)
Contract 006/2016 - Transmission line 230 kV Baixo Iguaçu - Realeza (a)
Contract 006/2016 - Substation 230/138 kV Andirá Leste - 2 x ATR 150 MVA (a)
Concession agreement / authorization of the equity
Costa Oeste Transmissora	Contract 001/2012 - Transmission line Cascavel Oeste - Umuarama; Substation Umuarama 230/20138 kV	51	01.11.2042
Transmissora Sul Brasileira Contract 004/2012 - Transmission line Nova Santa Rita - Camaquã 3;		20	05.09.2042
	Transmission line 230 kV Camaquã 3 - Quinta; Transmission line 525 kV Salto Santiago - Itá;
	Transmission line 525 kV Itá - Nova Santa Rita; Substation Camaquã 3 230/69/2013,8 kV
Caiuá Transmissora	Contract 007/2012 - Transmission line Umuarama - Guaíra; Transmission line 230 kV Cascavel Oeste - Cascavel Norte;	49	05.09.2042
	Substation Santa Quitéria 230/69-13,8 kV; Substation Cascavel Norte 230/20138-13,8 kV
Marumbi Transmissora	Contract 008/2012 - Transmission line Curitiba - Curitiba Leste; Substation Curitiba Leste 525/230 kV	80	05.09.2042
Integração Maranhense	Contract 011/2012 - Transmission line Açailândia - Miranda II	49	05.09.2042
Matrinchã Transmissora	Contract 012/2012 - Transmission line Paranaíta - Ribeirãozinho; Transmission line 500 kV Paranaíta - Cláudia;	49	05.09.2042
	Substation Cláudia 500 kV; Transmission line 500 kV Cláudia - Paranatinga; Substation Paranatinga 500 kV;
	Transmission line 500 kV Paranatinga - Ribeirãozinho
Guaraciaba Transmissora	Contract 013/2012 - Transmission line Ribeirãozinho - Marimbondo II;	49	05.09.2042
Transmission line 500 kV Ribeirãozinho - Rio Verde Norte; Transmission line 500 Rio Verde Norte - Marimbondo II;
	Sectioning of Transmission lines 500 kV Marimbondo - Araraquara, at Substation Marimbondo II;
	Substation Marimbondo II 500 kV
Paranaíba Transmissora	Contract 007/2013 - Transmission line - T 500 kV Barreiras II - Rio das Éguas;	24.5	05.01.2043
	Transmission line 500 kV Rio das Éguas - Luziânia; Transmission line 500 kV Luziânia - Pirapora 2
Mata de Santa Genebra	Contract 001/2014 - Transmission line - Itatiba - Bateias (a); Transmission line 500 kV Itatiba - Bateias (a);	50.1	05.13.2044
	Transmission line 500 kV Araraquara 2 - Itatiba (a); Transmission line 500 kV Araraquara 2 - Fernão Dias (a);
	Substation Santa Bárbara D'Oeste 440 kV (a); Substation Itatiba 500 kV (a);
	Substation 500/440 kV Fernão Dias (a)
Cantareira Transmissora	Contract 019/2014 - Transmission line - Estreito - Fernão Dias	49	09.04.2044
(a) Buildings under construction.

3         Basis of Preparation

3.1        Statement of compliance

The quarterly information is being presented considering the provisions of CPC 21 (R1) and IAS 34 – Interim Financial Reporting. Consequently, certain information contained in the notes to the financial statements for the year ended 12/31/2017, and which was not subject to modifications in the first quarter of 2018, is not being presented. Therefore, this quarterly information should be read together with the financial statements as at 12/31/2017, available on the websites of the Brazilian Securities and Exchange Commission - CVM and Copel.

Company's management believes that all the relevant information used in its management is evidenced in the individual and consolidated quarterly information.

The issuance of the individual and consolidated quarterly information was approved by Management on May 15, 2018.

3.2        Functional and presentation currency

The individual and consolidated quarterly information is presented in Brazilian Reais, which is the functional currency of the Company. The financial information has been rounded to the nearest thousand, unless otherwise indicated.

3.3        Basis of measurement

The quarterly information was prepared based on the historical cost, except for certain financial instruments measured at fair value and investments.

3.4        Use of estimates and judgments

In the preparation of this quarterly information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company and its subsidiaries. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. Reviews of estimates are recognized in the period in which it is revised (prospective basis).

The information on the use of estimates and judgments involving the application of the accounting policies adopted that has effects on the amounts recognized in the quarterly information is the same as that disclosed in Note 3.4 to the financial statements as of 12/31/2017.

4         Significant Accounting Policies

4.1        Standards applicable to the Company beginning on January 1, 2018

4.1.1      CPC 48/IFRS 9 - Financial Instruments

This standard establishes three categories for classification and measurement of financial assets and liabilities: (i) measured at fair value through profit or loss; (ii) measured at amortized cost, based on the business model within which they are held and the characteristics of their contractual cash flows; and (iii) measured at fair value through other comprehensive income.

The Company and its subsidiaries adopted CPC 48/IFRS 9 using the exemption set forth in item 7.2.15 which allows them not to restate prior period’s comparative information due to the changes in classification and measurement of financial instruments. The differences in the balances of financial assets and liabilities arising from the initial adoption of CPC 48/IFRS 9 were recognized in retained earnings.

Impairment

In relation to the impairment of financial assets, IFRS 9 / CPC 48 requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

CPC 48/IFRS 9 requires the Company’s management to carry out an assessment in light of twelve months or throughout the life of the financial asset and record the effects in case of indication of expected credit losses on financial assets.

The Company and its subsidiaries applied the simplified approach according to which expected losses are recognized throughout the life of financial assets of trade accounts receivable.

Effects on initial application

The new requirements of CPC 48/IFRS had the following impacts on the classification of financial assets, as shown below:

Financial instrument	Atual classification (CPC 38/IAS 39)	New classification CPC 48/IFRS 9
Bonds and securities	Available for sale	Fair value through profit or loss
Collaterals and escrow accounts	Loans and receivables	Amortized cost
Trade accounts receivable	Loans and receivables	Amortized cost
CRC transferred to the State Government of Paraná	Loans and receivables	Amortized cost
Sectorial financial assets	Loans and receivables	Amortized cost
Accounts receivable related to the concession -
transmission (amortizable)	Loans and receivables	Amortized cost
Accounts receivable related to the concession -
transmission (indemnable)	Loans and receivables	Fair value through profit or loss
Accounts receivable related to the concession -
bonus from the grant	Loans and receivables	Amortized cost
Accounts receivable related to the concession - distribution	Available for sale	Fair value through profit or loss
Accounts receivable related to the concession compensation	Available for sale	Fair value through profit or loss
State of Paraná - Government Programs	Loans and receivables	Amortized cost
Other temporary investments	Available for sale	Fair value through profit or loss

The effects on the Company’s statement of financial position are presented in the table below:

	Parent Company			Consolidated
		Effects of			Effects of
		applying			applying
	12.31.2017	CPC 48/IFRS 9	01.01.2018	12.31.2017	CPC 48/IFRS 9	01.01.2018
STATEMENTS OF FINANCIAL POSITION
Assets	17,955,966	(14,496)	17,941,470	33,162,377	(14,496)	33,147,881
Current assets	998,294	-	998,294	5,701,834	(18,608)	5,683,226
Trade accounts receivable	-	-	-	2,733,240	(18,608)	2,714,632
Noncurrent assets	16,957,672	(14,496)	16,943,176	27,460,543	4,112	27,464,655
Trade accounts receivable	-	-	-	261,082	(3,356)	257,726
Deferred income tax and social contribution	102,236	-	102,236	915,492	7,468	922,960
Investments	14,987,607	(14,496)	14,973,111	2,570,643	-	2,570,643
Liabililties	17,955,966	(14,496)	17,941,470	33,162,377	(14,496)	33,147,881
Equity	15,207,842	(14,496)	15,193,346	15,510,503	(14,496)	15,496,007
Attributable to controlling shareholder's	15,207,842	(14,496)	15,193,346	15,207,842	(14,496)	15,193,346
Equity valuation adjustments	895,601	(4,391)	891,210	895,601	(4,391)	891,210
Accumulated profit	-	(10,105)	(10,105)	-	(14,496)	(14,496)

The Company did not designate financial liabilities as fair value through profit or loss, thus there was no impact on the classification of financial liabilities.

4.1.2      CPC 47/IFRS 15 - Clarifications to IFRS 15 Revenue from contracts with customers

The standard establishes that an entity will recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces a five-step model for revenue recognition: (i) Identify the contract with the customer; (ii) Identify the performance obligations in the contract; (iii) Determine the transaction price; (iv) Allocate the transaction price to the performance obligations in the contract; and (v) Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15 / CPC 47, an entity recognizes revenue when (or as) the entity satisfies a performance obligation, i.e., when the "control" over the goods and services in a certain operation is transferred to the customer, and will establish a greater level of detail in the disclosures.

The effect on the Company’s consolidated statement of financial position as of January 1, 2018 was a decrease in trade accounts receivable by R$2,960, increase in deferred tax assets by R$1,280, against a decrease in retained earnings of R$1,680, with the related effects on the Parent Company’s investments and retained earnings, due to equity in earnings of investees.

In addition, beginning on January 1, 2018, the continuity indicators are Individual Interruption Duration - DIC, Individual Interruption Frequency - FIC, Maximum Continuous Interruption Duration - DMIC and Individual Interruption Duration on a critical day - DICRI, previously recorded as operating expenses and currently recorded as reducing the revenue from electric network availability.

5         Cash and Cash Equivalents

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Cash and bank accounts	1,132	2,477	135,680	157,470
Financial investments w ith immediate liquidity	463,380	54,356	1,561,783	882,605
	464,512	56,833	1,697,463	1,040,075

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date.

Financial investments refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments are remunerated between 73% and 100% of the rate of change of the Interbank Deposit Certificate (Certificado de Depósito Interbancário - CDI).

6         Bonds and Securities

		Consolidated
Category	Index	03.31.2018	12.31.2017
Quotas in Funds	CDI	155,682	114,732
Bank Deposit Certificates - CDB	95.0% to 101% of CDI	53,477	57,192
Committed Operation	96.5% to 100% of CDI	8,691	47,052
Financial Treasury Bonds - LFT	Selic	698	687
		218,548	219,663
	Current	1,361	1,341
	Noncurrent	217,187	218,322
Interbank Deposit Certificate - CDI
Interest rate equivalent to the reference rate of the Special System for Settlement and Custody - Selic

Copel and its subsidiaries have securities that yield variable interest rates. The term of these securities ranges from 1 to 60 months from the end of the reporting period.

7         Trade Accounts Receivable

Consolidated	Balances	Overdue	Overdue for	Total	Total
	falling due	up to 90 days	more than 90 days	03.31.2018	12.31.2017
Customers
Residential	278,881	196,368	16,842	492,091	512,817
Industrial	255,943	39,919	81,701	377,563	429,327
Commercial	240,799	56,549	28,878	326,226	340,582
Rural	54,537	20,903	3,754	79,194	80,531
Public Entities	34,640	11,918	5,961	52,519	55,826
Public lighting	31,337	2	-	31,339	37,684
Public service	31,253	732	578	32,563	39,780
Unbilled	361,657	-	-	361,657	410,086
Energy installments plan (7.1)	141,861	14,686	34,068	190,615	190,261
Low income subsidy - Eletrobras	13,160	-	-	13,160	14,435
Other receivables	26,314	22,156	68,015	116,485	157,611
	1,470,382	363,233	239,797	2,073,412	2,268,940
Concessionaires and Permission holder
Energy supplies
Energy purchase agreements in the
regulated market - CCEAR	19,634	61	6,393	26,088	76,513
Bilateral contracts	131,849	2,198	5,971	140,018	195,510
CCEE (7.2)	240,630	-	231,618	472,248	442,541
New Energy MCSD	36,401	-	-	36,401	-
Unbilled	26,105	-	-	26,105	31,671
Quota system and Reimbursement to generators	9,885	91	1,282	11,258	11,351
	464,504	2,350	245,264	712,118	757,586
Charges from using transmission grid	128,638	7,007	7,115	142,760	162,020
Telecommunications	40,943	19,622	13,855	74,420	65,769
Gas distribution	50,081	2,214	9,925	62,220	49,837
Allow ance for doubtful accounts (7.3)	(19,147)	(10,508)	(306,478)	(336,133)	(309,830)
	2,135,401	383,918	209,478	2,728,797	2,994,322
Current				2,519,265	2,733,240
Noncurrent				209,532	261,082

7.1        Energy installments plan

The trade accounts receivable renegotiated are discounted to present value, at 3/31/2018, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 0.08% to 3.95% p.m.

7.2        Electricity Trading Chamber - CCEE

From the balance of R$447,692 at Copel GeT, R$56,715 had been received up to the publication date of this quarterly information and the remaining is expected to be received in the following settlements of the CCEE during 2018.

The balance receivable includes R$181,560 derived from the reprocessing by CCEE of the energy measured at the PLD for the period from January to September 2015, as a result of the favorable reply on the request for preliminary injunction in the common civil action that claims for exclusion of responsibility in energy delivery to comply with the trading contracts of Colíder HPP (Note 19.6). In this period, Copel GeT fulfilled its commitment regarding energy surplus not contracted in its other plants.

From the amount calculated by CCEE, based on the PLD amount, arising from the effects of the injunction to exclude the responsibility of the Colíder HPP, there is an estimated loss on doubtful receivables of R$119,665. The remaining balance of R$111,952 refers to the right to energy supply, regardless of any litigation, measured at the price of the trading agreements.

Also, regarding the exclusion of responsibility of the Colíder HPP, there is another additional portion of R$36,081 related to the same energy supply, measured at the PLD, which was not recognized due to the uncertainty on the judgment of the merit of the lawsuit.

7.3        Allowance for doubtful accounts

Consolidated	Balance as of	Additions /	Reversal	Effects of applying	Balance as of
	January 1, 2018	(reversals)	of write offs	new CPC/IFRS	March 31, 2018
Customers
Residential	22,532	12,176	(13,453)	(5,708)	15,547
Industrial	78,779	(5,574)	(2,252)	4,394	75,347
Commercial	59,275	14,306	(3,877)	16,973	86,677
Rural	2,731	1,347	(2,095)	1,646	3,629
Public Entities	4,835	19	(112)	3,262	8,004
Public lighting	40	317	(5)	389	741
Public service	19	103	(123)	460	459
Unbilled	-	189	-	1,573	1,762
Adjustment to present value	-	2,779	-	(4,048)	(1,269)
	168,211	25,662	(21,917)	18,941	190,897
Concessionaries and permission holder
CCEE (7.2)	119,665	-	-	-	119,665
Concessionaries and permission holder	14,189	(4,363)	-	4,155	13,981
	133,854	(4,363)	-	4,155	133,646
Telecommunications	1,511	3,265	-	(1,233)	3,543
Gas distribution	6,254	1,878	(85)	-	8,047
	309,830	26,442	(22,002)	21,863	336,133

8         CRC Transferred to the State Government of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the State of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$1,197,404, to be paid in 244 installments under the Price amortization system, adjusted according to the IGP-DI inflation index plus interest of 6.65% p.a., which are received monthly, with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The Paraná State Government requested the Novation of the Adjustment Term of CRC, which was approved by the Company’s Board of Directors on June 16, 2016, subject to the consent of the Ministry of Finance. (i) no principal and interest payments in the period from April to December 2016, and (ii) no payment of principal and monthly payment of interest from January to December 2017. The other clauses were maintained, including the maintenance of the current indexes of correction and interest, thus not affecting the global net present value of referred agreement.

The Company’s management and the State of Paraná formalized on October 31, 2017 the fifth amendment.

The State of Paraná complied with the agreed terms and made the payments of the monthly interest forecast until December 2017. With the end of the grace period, the State of Paraná has strictly complied with the payments under the agreed terms, remaining 85 monthly installments to be paid.

8.1        Changes in CRC

	Balance as of		Monetary		Balance as of
	January 1, 2018	Interest	variations	Amortizations	March 31, 2018
	1,516,362	24,256	19,149	(65,030)	1,494,737
Current	167,109				170,385
Noncurrent	1,349,253				1,324,352

8.2        Maturity of noncurrent installments

2019	138,125
2020	192,542
2021	205,347
2022	219,004
2023	233,569
After 2023	335,765
1,324,352

9         Net Sectorial Financial Assets and Liabilities

9.1        Composition of net sectorial financial assets and liabilities balances per tariff cycle

Consolidated	03.31.2018		12.31.2017
	Current	Noncurrent	Current nt	Noncurrent
Sectorial financial assets - Electricity rate adjustment recoverable 2018
Portion A
Electricity purchased for resale - CVA Energ	459,596	153,199	333,412	333,412
Electricity purchased for resale - Itaipu	423,911	141,304	250,851	250,851
Transport of energy using the transmission system - basic grid	39,450	13,150	18,056	18,056
Transport of energy purchased from Itaipu	11,903	3,968	5,063	5,063
System Service Charges - ESS	(369,332)	(123,111)	(211,735)	(211,735)
Energy Development Account - CDE	435	145	(28,800)	(28,800)
Proinfa	2,524	841	(33)	(33)
Other financial components
Neutrality	76,725	25,575	33,319	33,319
Overcontracting	(58,983)	(19,661)	(112,137)	(112,137)
Hydrological risk	(210,196)	(70,066)	(93,964)	(93,964)
Tariff refunds	(47,364)	(15,788)	(21,302)	(21,302)
CVA Angra III Adjustment	(1,708)	(569)	(1,121)	(1,121)
	326,961	108,987	171,609	171,609

Consolidated	03.31.2018		12.31.2017
	Current	Noncurrent	Current	Noncurrent
Sectorial financial liabilities - Electricity rate adjustment recoverable 2017
Portion A
Electricity purchased for resale - CVA Energ	(81,051)	-	(168,939)	-
ESS	(80,572)	-	(167,938)	-
CDE	(40,441)	-	(84,293)	-
Proinfa	(2,458)	-	(5,122)	-
Electricity purchased for resale - Itaipu	17,273	-	36,002	-
Transport of energy using the transmission system - basic grid	5,338	-	11,127	-
Transport of energy purchased from Itaipu	1,342	-	2,797	-
Other financial components
Tariff refunds	(5,983)	-	(12,470)	-
Overcontracting	42,195	-	87,949	-
Neutrality	26,200	-	54,609	-
CVA Angra III Adjustment	24,197	-	50,435	-
Other	1,451	-	3,024	-
	(92,509)	-	(192,819)	-
Sectorial financial liabilities - Tariff Review 2021
Financial components
Tariff refunds	-	(92,142)	-	(90,700)
	-	(92,142)	-	(90,700)
	(92,509)	(92,142)	(192,819)	(90,700)

9.2        Changes in net sectorial financial assets and liabilities

Consolidated				Financial
	Balance as of	Operating revenues		results	Rate	Balance as of
	January 1, 2018	Constitution	Amortization	Updating	flags	flags
Portion A
Electricity purchased for resale - Itaipu (9.2.1)	537,704	55,771	(19,659)	8,672	-	582,488
Electricity purchased for resale - CVA Energ (9.2.2)	497,885	(37,547)	92,365	7,572	(28,531)	531,744
Transport of energy using the transmission system - basic grid	47,239	15,996	(6,078)	781	-	57,938
Transport of energy purchased f rom Itaipu	12,923	5,574	(1,514)	230	-	17,213
ESS (9.2.3)	(591,408)	(62,192)	91,405	(10,820)	-	(573,015)
CDE (9.2.4)	(141,893)	57,704	45,802	(1,474)	-	(39,861)
Proinfa	(5,188)	3,339	2,797	(41)	-	907
Other financial components
Neutrality (9.2.5)	121,247	33,674	(28,409)	1,988	-	128,500
CVA Angra III Adjustment	48,193	-	(26,238)	(35)	-	21,920
Hydrological risk (9.2.6)	(187,928)	(88,425)	-	(3,909)	-	(280,262)
Tariff refunds (9.2.7)	(145,774)	(20,170)	6,487	(1,820)	-	(161,277)
Overcontracting (9.2.8)	(136,325)	148,589	(45,753)	(2,960)	-	(36,449)
Extraordinary Tariff Review	-	-	-	-	-	-
Financial exposure	-	-	-	-	-	-
Others	3,024	-	(1,573)	-	-	1,451
	59,699	112,313	109,632	(1,816)	(28,531)	251,297
Current assets	171,609					326,961
Noncurrent assets	171,609					108,987
Current liabilities	(192,819)					(92,509)
Noncurrent liabilities	(90,700)					(92,142)

10      Accounts Receivable Related to the Concession

Consolidated
		03.31.2018	12.31.2017
Distribution concession agreement (10.1)		695,422	684,206
Bonus from the grant of concession agreements under the quota system (10.2)		610,768	606,479
Transmission concession agreements (10.3)		1,558,638	1,497,399
Remeasurement of RBSE financial assets (10.4)		1,395,495	1,418,370
Concession agreement - gas distribution (10.5)		308,738	303,668
		4,569,061	4,510,122
	Current	148,608	149,744
	Noncurrent	4,420,453	4,360,378

10.1      Distribution concession agreement

Balance as of January 1, 2018	684,206
Transfers from intangible assets (Note 20.1)	6,133
Fair value recognition	5,084
Loss on disposal	(1)
Balance as of March 31, 2018	695,422

10.2      Bonus from the grant of concession agreements under the quota system

Balance as of January 1, 2018	606,479
Transfers to electricity grid use charges - customers	(16,335)
Interest (Note 32.2)	20,624
Balance as of March 31, 2018	610,768

10.3      Transmission concession agreement

Balance as of January 1, 2018	1,497,399
Transfers to electricity grid use charges - customers	(25,187)
Transfers to property, plant and equipment	(88)
Transfers from judicial deposits	4,029
Remuneration	39,273
Construction income	43,212
Balance as of March 31, 2018	1,558,638

10.4      Remeasurement of RBSE assets

Balance as of January 1, 2018	1,418,370
Gain on the cash flow from the RBSE assets (Note 32.3)	42,010
Transfers to electricity grid use charges - customers	(64,885)
Balance as of March 31, 2018	1,395,495

Copel GeT extended the concession agreement 060/2001, pursuant to Law No. 12,783/2013, and recognized receivables related to the electricity transmission assets of the Existing Basic Network System (RBSE) and the connecting facilities and Other Transmission Facilities (RPC) existing in May 2000 and not yet depreciated or amortized.

On April 20, 2016, MME Ordinance No. 120 was published, determining that the amounts of assets not yet depreciated and/or amortized, shall comprise the Regulatory Remuneration Base (BRR) for electricity transmission concessionaires as of the 2017 tariff review process, in order to define the Annual Permitted Revenue (APR). The Ordinance addressed issues related to updating, remunerating and period for receiving the amounts, which are regulated by ANEEL Normative Resolution No. 762/2017, by means of Public Hearing 068/2016.

On April 12, 2017, ANEEL issued Technical Note No. 61/2017 - SFF, which concluded the audit of the assets appraisal report and recognized the amount of R$667,637 as the net value of the assets at December 31, 2012. ANEEL’s board approved the inspection results on May 9, 2017, with a disallowance of R$214,663 in relation to the amount originally requested of R$882,300, the main disallowance is related to assets of Substation SF6 of Salto Caxias.

Moreover, on June 27, 2017 ANEEL published Resolution No. 2,258 establishing the Annual Permitted Revenue (RAP), for the 2017/2018 tariff cycle, considering a court decision on the injunction of April 11, 2017 related to a lawsuit filed by three business associations, which determines the deduction of the “compensation”, provided for in article 15, paragraph 2 of Law 12,783/2013.

The compensation being challenged in court, related to the cost of equity calculated for the RBSE assets from January 2013 to June 2017 temporarily reduced the RAP of this cycle from R$132,993 to R$121,267, and the amount deducted from the RAP by ANEEL in the eight tariff cycles is R$201,795.

Based on the opinion of its legal counsel, Copel GeT understands that this is a provisional decision and is not against Copel GeT’s right to receive the amounts related to RSBE assets, which are guaranteed by Law. Therefore, the receivables related to the compensation by the cost of equity considered in the receipt flow of this asset are recorded in noncurrent assets.

The remeasurement of RBSE asset base at 3/31/2018 totals R$1,395,495, already considering the amortization for the RAP received, and the changes in the periods were recognized in operating income.

10.5      Concession agreement - gas distribution

Balance as of January 1, 2018	303,668
Reclassifications from intangible assets	(1,060)
Transfers from intangible assets	1,647
Fair value recognition	4,484
Loss on disposal	(1)
Balance as of March 31, 2018	308,738

11      Accounts Receivable Related to Concession Compensation

11.1      Changes in accounts receivable related to concession compensation

Balance as of January 1, 2018	68,859
Gain on remeasurement of the cash flow	656
Reversal of impairment	2,141
Balance as of March 31, 2018	71,656

12      Other Receivables

.	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Services in progress (a)	7,444	7,444	149,495	141,959
CDE Transfer	-	-	128,791	136,559
Credits on sales and purchases of gas (12.1)	-	-	83,232	77,279
Decommissioning in progress	-	-	28,179	44,451
Advance payments to suppliers (b)	-	-	24,203	29,016
Advance payments to employees	847	660	37,061	25,928
Advance for severance estate	-	-	24,691	19,230
Other receivables	268	183	84,531	84,345
	8,559	8,287	560,183	558,767
Current	8,559	8,287	399,988	409,351
Noncurrent	-	-	160,195	149,416
(a) This item refers to services currently in progress w ithin the Company, most of w hich are related to the Research and Development and Energy Efficiency programs, w hich upon conclusion are offset against the respective liability recorded for this purpose.
(b) Advances to suppliers provided on contractual clauses.

12.1      Credits on sales and purchases of gas - Compagás

This balance refers to the gas acquisition contract with Petrobras, relating to the acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to withdraw the gas in subsequent months, and can compensate the volume contracted and not consumed. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the amounts paid in the course of its operation. Should the concession be early terminated for any reason, the agreement with Petrobras sets forth the right for sale of this asset. The expiry date of the concession is in discussion with the Concession Grantor, as described in Note 2.1.1

13      Taxes

13.1      Income tax and social contribution

.	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Current assets
IR and CSLL paid in advance	54,355	119,320	462,626	937,663
IR and CSLL to be offset against liability	(22,631)	(105,265)	(178,684)	(435,978)
	31,724	14,055	283,942	501,685
Noncurrent assets
IR and CSLL paid in advance	117,298	158,808	135,115	176,480
	117,298	158,808	135,115	176,480
Current liabilities
IR and CSLL due	21,574	36,803	243,717	362,307
IR and CSLL to be offset against asset	(21,574)	(34,336)	(109,692)	(275,997)
	-	2,467	134,025	86,310

13.2      Deferred income tax and social contribution

13.2.1    Changes in deferred income tax and social contribution

Parent Company
	Balance as of	Recognized	Balance as of
	January 1, 2018	in income	March 31, 2018
Noncurrent assets
Provisions for legal claims	86,732	(5,777)	80,955
Amortization - concession	19,680	95	19,775
Provision for financing	3,457	-	3,457
Post-employment benefits	1,374	42	1,416
Others	15,219	1,634	16,853
	126,462	(4,006)	122,456
(-) Noncurrent liabilities
Escrow deposits monetary variation	18,349	429	18,778
Transaction cost on borrow ings and debentures	3,615	1,239	4,854
Financial instruments	2,262	457	2,719
	24,226	2,125	26,351
Net	102,236	(6,131)	96,105

Consolidated
	Balance as of	Recognized	Effects of applying	Balance as of
	January 1, 2018	in income	new CPC/IFRS	March 31, 2018
Noncurrent assets
Provisions for legal claims	514,358	20,796	-	535,154
Post-employment benefits	293,611	3,786	-	297,397
Impairment of assets	310,561	986	-	311,547
Research and development and energy efficiency programs	156,325	5,459	-	161,784
Provision for energy purchases	129,877	11,523	-	141,400
Allow ance for doubtful accounts	113,380	1,185	7,468	122,033
Tax losses and negative tax basis	110,658	(19,569)	-	91,089
Social security contributions - injunction on judicial deposit	60,856	2,819	-	63,675
Amortization - concession	48,722	1,148	-	49,870
Voluntary termination program/retirement	13,027	27,650	-	40,677
Concession contracts	24,906	(325)	-	24,581
Provision for tax losses	23,915	529	-	24,444
Provision for profit sharing	22,270	8,021	-	30,291
Financial instruments	15,718	(1,422)	-	14,296
Others	44,432	2,583	1,006	48,021
	1,882,616	65,169	8,474	1,956,259
(-) Noncurrent liabilities
Concession contracts	535,726	6,902	-	542,628
Deemed cost	449,884	(8,604)	-	441,280
Escrow deposits monetary variation	55,328	2,491	-	57,819
Transaction cost on borrow ings and debentures	21,538	(388)	-	21,150
Deferment of capital gains	11,320	-	-	11,320
Capitalization of financial charges	5,357	-	-	5,357
Result from the change in the
investment valuation method	-	-	-	-
Others	44,601	514	-	45,115
	1,123,754	915	-	1,124,669
Net	758,862	64,254	8,474	831,590
Assets presented in the Statement of Financial Position	915,492			951,839
(-) Liabilities presented in the Statement of Financial Position	(156,630)			(120,249)
Net	758,862			831,590

13.2.2    Realization of deferred tax assets

	Parent Company		Consolidated
	Assets	Liabilities	Assets	Liabilities
2018	40,441	-	485,687	(61,914)
2019	142	-	273,971	(108,164)
2020	142	-	185,641	(75,175)
2021	142	-	120,021	(73,282)
2022	142	-	90,530	(65,864)
2023 to 2025	426	-	211,154	(186,702)
2026 to 2028	81,021	(26,351)	589,255	(553,568)
	122,456	(26,351)	1,956,259	(1,124,669)

13.2.3    Unrecognized tax credits

As of 3/31/2018, UEG Araucária did not recognize income tax and social contribution credits on tax loss carryforwards and negative bases in the amount of R$21,045 because there is at present no reasonable assurance of generation of future taxable profits sufficient to absorb these assets.

13.3      Other taxes recoverable and other tax obligations

	Parent Company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Current assets
Recoverable ICMS (VAT)	7	7	72,277	68,773
Recoverable PIS/Pasep and Cofins taxes	299	269	136,753	133,090
PIS/Pasep and Cofins to be offset against liabilities	-	-	(12,366)	(4,202)
Other recoverable taxes	-	-	570	571
	306	276	197,234	198,232
Noncurrent assets
Recoverable ICMS (VAT)	-	-	31,501	36,740
PIS/Pasep and Cofins taxes	80,226	-	129,799	46,858
Other recoverable taxes	15	15	33,382	33,376
	80,241	15	194,682	116,974
Current liabilities
ICMS (VAT) payable	-	3	98,137	151,928
PIS/Pasep and Cofins payable	1,057	44,927	116,679	138,797
PIS/Pasep and Cofins to be offset against assets	(1,057)	(44,927)	(81,358)	(121,165)
IRRF on JSCP	-	26,002	(1,211)	97,065
IRRF on JSCP to be offset against IR and CSLL assets	-	(26,002)	-	(43,018)
Special Tax Regularization Program - Pert	-	-	78,334	45,108
Ordinary financing of taxes w ith the federal tax authorities	-	-	64,272	63,791
Other taxes	765	473	11,922	12,981
	765	476	286,775	345,487
Noncurrent liabilities
Social security contributions - injunction on judicial deposit	2,443	2,365	187,673	179,373
Special Tax Regularization Program - Pert	-	-	451,354	488,563
Ordinary financing of taxes w ith the federal tax authorities	-	-	69,628	85,054
TCFRH (a)	-	-	66,409	53,349
Other taxes	-	-	3,290	3,237
	2,443	2,365	778,354	809,576
(a) Fee for Control, Monitoring and Inspection of Activities of Exploitation and Use of Water Resources

13.4      Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Income before IRPJ and CSLL	359,983	396,145	520,933	666,982
IRPJ and CSLL (34%)	(122,394)	(134,689)	(177,117)	(226,774)
Tax effects on:
Equity in income	94,636	149,777	9,696	11,463
Interest on ow n capital	-	-	-	-
Dividends	-	-	-	-
Non deductible expenses	(5)	(6)	(3,844)	(3,199)
Tax incentives	53	-	3,110	4,271
Unrecognized income and social contribution tax loss carry-forw ards	-	-	(6,875)	-
Setting up and/or offset of income tax and social contribution losses of prior years	-	-	-	-
Difference betw een the calculation bases of deemed profit and taxable profit	-	-	(6,441)	(5,561)
Others	5	(885)	118	(29,912)
Current IRPJ and CSLL	(21,574)	-	(245,607)	(193,112)
Deferred IRPJ and CSLL	(6,131)	14,197	64,254	(56,600)
Effective rate - %	7.7%	-3.6%	34.8%	37.4%

14      Prepaid Expenses

Consolidated		03.31.2018	12.31.2017
Risk premium - GSF renegotiation (14.1)		24,168	28,033
Others		23,180	24,518
		47,348	52,551
	Current	38,529	39,867
	Noncurrent	8,819	12,684

14.1      Hydrological risk renegotiation (GSF)

A breakdown of these items as at 3.31.2017 is presented below:

Consolidated	Balance as of			Balance as of
	January 1, 2018	Amortization	Transfers	March 31, 2018
Risk premium - current asset	15,459	(3,865)	3,865	15,459
Risk premium - noncurrent asset	12,574	-	(3,865)	8,709
Intangible	45,745	(1,760)	-	43,985
	73,778	(5,625)	-	68,153
Risk premium to be amortized - prepaid expenses	28,033			24,168
Grant extension period - intangible	45,745			43,985

15      Receivables from Related Parties

.		Parent Company		Consolidated
		03.31.2018	12.31.2017	03.31.2018	12.31.2017
Controlling shareholders
State of Paraná (15.1)		14,266	130,156	14,266	130,417
Subsidiaries
Copel DIS (15.2)		90,833	89,270	-	-
Eólicas (15.3)		367,469	221,327	-	-
Structure sharing		7,519	27,273	-	-
Copel DIS - reimbursement		-	26	-	-
Copel TEL - reimbursement		5,189	5,189	-	-
Joint Ventures
Voltalia São Miguel do Gostoso		-	38,169	-	38,169
Structure sharing		16	67	88	405
		485,292	511,477	14,354	168,991
	Current	380,193	292,051	88	38,835
	Noncurrent	105,099	219,426	14,266	130,156

15.1      State of Paraná

The credit of R$115,890 related to Luz Fraterna Program as of December 31, 2016 was fully paid.

Regarding the credit related to the 2014 World Soccer Cup of R$14,266 (R$14,266 as of December 31, 2016), through the 2,119th Meeting held on July 28, 2014, Copel’s executive board approved the transfer of the credit rights on costs related to mobility projects for FIFA 2014 World Soccer Cup made by Copel DIS and under the responsibility of the Paraná State government.

ANEEL agreed to the transaction through Order No. 3,483/2015 and a Credit Assignment Agreement that transfers Copel DIS rights to Copel was executed.

In addition, State Law No. 18,875, dated September 27, 2016, authorized the State of Paraná to pay debts due and unpaid to Copel relating to services rendered up to the date of publication of said Law. Considering this legal provision, Management is in the negotiation phase to define the terms of the settlement of this balance.

15.2      Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the subsidiaries were not formalized with the financial institutions, they remain recognized in the Parent Company.

The balance with Copel DIS refers to STN financing transferred with the same levy of charges borne by the Company and shown as obligations for loans and financing at Copel DIS (Note 23).

15.3      Wind farms - Loans

Loan agreements were signed on August 21, 2017 between Copel (lender) and the wind farms, as shown below:

Borrower	Approved limit	Financial income	Balance receivable
		03.31.2018	03.31.2018	12.31.2017
Usina de Energia Eólica Guajiru S.A.	45,500	700	44,092	31,584
Usina de Energia Eólica Jangada S.A.	92,700	1,214	85,455	31,078
Usina de Energia Eólica Potiguar S.A.	92,000	1,455	83,672	73,702
Usina de Energia Eólica Cutia S.A.	40,700	461	34,860	20,181
Usina de Energia Eólica Maria Helena S.A.	110,800	1,550	98,890	61,963
Usina de Energia Eólica Esperança do Nordeste S.A.	9,700	89	9,259	490
Usina de Energia Eólica Paraíso dos Ventos do Nordeste S.A.	17,400	124	11,241	2,329
	408,800	5,593	367,469	221,327
Characteristics: contracts w ithin approved limits, plus IOF and remuneration at 117% of the CDI rate.
On January 24, 2018, amendments w ere made to the agreements in order to change their effectiveness from January 31, 2018 to September 28, 2018, and to increase approved limits from R$ 260,000 to R$408,800.
Allocation: providing resources for financing the borrow er's activities and business.

16      Other Temporary Investments

Copel has investments in shares of companies with and without shares traded in active market. These assets are classified in the accounting category of Fair value through profit or loss.

17      Judicial Deposits

	Parent Company			Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Taxes claims	120,476	119,156	342,285	337,909
Labor claims	29	11	113,861	120,463
Civil
Suppliers	-	-	-	-
Civil	-	-	111,368	110,495
Easements	-	-	2,044	6,114
Customers	-	-	1,568	2,522
	-	-	114,980	119,131
Others	-	-	5,101	5,026
	120,505	119,167	576,227	582,529

18      Investments

18.1      Changes in investments

Parent Company	Balance as of January 1, 2018	Equity	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Effects of applying new CPC/IFRS	Transfer	Balance as of March 31, 2018
Subsidiaries
Copel GeT	8,409,370	221,047	-	-	-	533	13,799	8,644,749
Copel DIS	5,452,703	41,845	115,890	-	-	(15,843)	-	5,594,595
Copel TEL	483,195	6,787	-	-	-	(866)	-	489,116
Copel REN	28,579	7	-	-	-	-	-	28,586
Copel Energia	133,511	(5,382)	100	-	-	-	-	128,229
UEG Araucária (18.2)	89,240	(4,044)	-	-	-	-	-	85,196
Compagás (18.2)	202,857	6,419	-	-	-	-	-	209,276
Elejor (18.2)	43,208	12,080	-	-	-	-	-	55,288
Elejor - concession rights	13,762	-	-	(188)	-	-	-	13,574
	14,856,425	278,759	115,990	(188)	-	(16,176)	13,799	15,248,609
Joint Ventures				-
Voltalia São Miguel do Gostoso I (18.3)	74,998	(3,594)	36,224	-	-	-	-	107,628
Voltalia São Miguel do Gostoso - authorization rights	10,773	-	-	(92)	-	-	-	10,681
Paraná Gás	3	(3)	-	-	-	-	-	-
	85,774	(3,597)	36,224	(92)	-	-	-	118,309
Associates
Dona Francisca Energética (18.5)	29,821	2,469	-	-	(2,375)	-	-	29,915
Foz do Chopim Energética (18.5)	13,084	715	-	-	-	-	(13,799)	-
Other	2,503	(6)	-	-	-	-	-	2,497
	45,408	3,178	-	-	(2,375)	-	(13,799)	32,412
	14,987,607	278,340	152,214	(280)	(2,375)	(16,176)	-	15,399,330

Consolidated		Balance as of January 1, 2018	Equity	Investiment/ Advance for future capital increase	Amortization	Proposed dividends and JCP	Capital decrease	Balance as of March 31, 2018
Joint Ventures (18.3)
Voltalia São Miguel do Gostoso I		74,998	(3,594)	36,224	-	-	-	107,628
Voltalia São Miguel do Gostoso - authorization rights		10,773	-	-	(92)	-	-	10,681
Paraná Gás		3	(3)	-	-	-	-	-
Costa Oeste		33,646	1,035	-	-	-	-	34,681
Marumbi		85,341	1,949	-	-	-	-	87,290
Transmissora Sul Brasileira		64,360	412	-	-	-	-	64,772
Caiuá		56,037	802	-	-	-	-	56,839
Integração Maranhense		113,401	1,187	-	-	-	-	114,588
Matrinchã		835,819	9,028	-	-	-	-	844,847
Guaraciaba		418,320	3,307	-	-	-	-	421,627
Paranaíba		162,273	2,204	-	-	-	-	164,477
Mata de Santa Genebra		459,374	9,366	-	-	-	-	468,740
Cantareira		200,018	(2,425)	-	-	-	(35,280)	162,313
		2,514,363	23,268	36,224	(92)	-	(35,280)	2,538,483
Associates
Dona Francisca Energética (18.5)		29,821	2,469	-	-	x'(2,375)	-	29,915
Foz do Chopim Energética (18.5)		13,084	2,794	-	-	-	-	15,878
Dominó Holdings		2,457	(7)	-	-	-	-	2,450
Other		9,556	(6)	-	-	-	-	9,550
		54,918	5,250	-	-	(2,375)	-	57,793
Investment property		1,362	-	-	-	-	-	1,362
		2,570,643	28,518	36,224	(92)	(2,375)	(35,280)	2,597,638

18.2      Subsidiaries with non-controlling interest

18.2.1    Summarized financial information

03.31.2018	Compagás	Elejor	UEG Araucária
ASSETS	669,568	657,660	484,960
Current assets	176,612	67,934	79,372
Noncurrent assets	492,956	589,726	405,588
LIABILITIES	669,568	657,660	484,960
Current liabilities	168,027	125,123	36,383
Noncurrent liabilities	91,196	453,552	22,594
Equity	410,345	78,985	425,983
STATEMENT OF INCOME
Operating revenues	120,245	69,235	165
Operating costs and expenses	(100,468)	(22,430)	(21,415)
Financial results	(301)	(20,666)	1,029
Income tax and social contribution	(6,889)	(8,881)	-
Net income (loss)	12,587	17,258	(20,221)
Other comprehensive income	-	-	-
Total comprehensive income	12,587	17,258	(20,221)

STATEMENTS OF CASH FLOWS
Cash flow s from operational activities	20,260	1,602	22,678
Cash flow s from investiment activities	(2,135)	(445)	(2,581)
Cash flow s from financing activities	(6,252)	(10,152)	-
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	11,873	(8,995)	20,097
Cash and cash equivalents at the beginning of the year	84,079	37,905	51,264
Cash and cash equivalents at the end of the year	95,952	28,910	71,361
CHANGE IN CASH AND CASH EQUIVALENTS	11,873	(8,995)	20,097

18.2.2    Changes in equity attributable to non-controlling shareholders

Participation in capital stock	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Net income (loss)	6.168	5.178	(4.044)	7.302
Balance as of March 31, 2018	201.069	23.696	85.198	309.963

18.3      Total balances of the groups of assets, liabilities, net income and share in commitments and contingent liabilities of the main joint ventures

03.31.2018	Voltalia	Costa Oeste	Marumbi	Transmis- sora Sul Brasileira	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
ASSETS	221,759	100,315	163,160	654,230	229,577	464,591	2,802,856	1,435,736	1,686,333	1,885,394	995,123
Current assets	2,319	8,650	10,620	47,743	23,501	43,451	316,966	127,847	164,199	174,764	44,340
Cash and cash equivalents	179	3,457	2,205	17,618	3,205	3,160	122,806	29,499	31,575	163,860	35,885
Other current assets	2,140	5,193	8,415	30,125	20,296	40,291	194,160	98,348	132,624	10,904	8,455
Noncurrent assets	219,440	91,665	152,540	606,487	206,076	421,140	2,485,890	1,307,889	1,522,134	1,710,630	950,783
.
LIABILITIES	221,759	100,315	163,160	654,230	229,577	464,591	2,802,856	1,435,736	1,686,333	1,885,394	995,123
Current liabilities	2,355	3,744	6,490	45,755	22,502	69,904	150,252	72,575	119,606	20,557	23,800
Financial liabilities	-	3,126	5,225	39,457	7,432	13,244	53,032	32,155	53,488	-	14,102
Other current liabilities	2,355	618	1,265	6,298	15,070	56,660	97,220	40,420	66,118	20,557	9,698
Noncurrent liabilities	-	28,570	47,557	284,616	91,077	160,834	928,426	502,696	895,388	929,227	640,071
Financial liabilities	-	24,056	37,490	273,660	62,376	100,716	701,201	381,950	630,118	824,504	543,377
Other noncurrent liabilities	-	4,514	10,067	10,956	28,701	60,118	227,225	120,746	265,270	104,723	96,694
Equity	219,404	68,001	109,113	323,859	115,998	233,853	1,724,178	860,465	671,339	935,610	331,252
.
STATEMENT OF INCOME
Net operating income	-	3,230	4,913	12,414	4,491	6,530	86,374	42,927	60,924	89,664	17,841
Operating costs and expenses	(21)	(622)	(1,543)	(2,413)	(1,303)	(1,421)	(36,365)	(17,269)	(27,253)	(45,129)	(5,083)
Financial results	(141)	(458)	(755)	(6,842)	(1,296)	(2,088)	(14,653)	(8,450)	(14,913)	(16,218)	(17,705)
Equity in income of subsidiaries	(7,173)	-	-	-	-	-	-	-	-	-	-
Income tax and social contribution	-	(121)	(179)	(1,101)	(255)	(598)	(16,930)	(10,459)	(9,760)	(9,622)	-
Net income (loss)	(7,335)	2,029	2,436	2,058	1,637	2,423	18,426	6,749	8,998	18,695	(4,947)
Other comprehensive income	-	-	-	-	-	-	-	-	-	-	-
Total comprehensive income	(7,335)	2,029	2,436	2,058	1,637	2,423	18,426	6,749	8,998	18,695	(4,947)
Investment interest - %	49.0	51.0	80.0	20.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	107,508	34,681	87,290	64,772	56,839	114,588	844,847	421,627	164,477	468,740	162,313

As at 3/31/2018, Copel's interest in the commitments assumed from its joint ventures is equivalent to R$121,186 (R$141,744 as at 12/31/2017) and in contingent liabilities is equivalent to R$38,211 (R$38,218 as at 12/31/2017).

18.4      Total balances of the groups of assets, liabilities, net income and share in contingent liabilities of the main associates

03.31.2018	Dona Francisca	Foz do Chopim
ASSETS	138,578	69,578
Current assets	13,661	30,214
Noncurrent assets	124,917	39,364
LIABILITIES	138,578	69,578
Current liabilities	4,119	23,341
Noncurrent liabilities	4,560	1,849
Equity	129,899	44,388
STATEMENT OF INCOME
Net operating income	6,006	10,481
Operating costs and expenses	(2,017)	(2,582)
Financial income (expense)	32	344
Income tax and social contribution	(598)	(433)
Net income	3,423	7,810
Other comprehensive income	-	-
Total comprehensive income	3,423	7,810
Investment interest - %	23.0303	35.77
Investment book value	29,915	15,878

As at 3/31/2018, Copel's interest in the contingent liabilities of its associates is equivalent to R$58,205 (R$58,194 as at 12/31/2017).

19      Property, plant and equipment

19.1      Property, plant and equipment by asset class

Consolidated		Accumulated			Accumulated
	Cost	depreciation	03.31.2018	Cost	depreciation	12.31.2017
In service
Reservoirs, dams and aqueducts	6,639,800	(4,107,737)	2,532,063	6,638,348	(4,071,621)	2,566,727
Machinery and equipment	5,378,249	(2,699,941)	2,678,308	5,320,736	(2,654,801)	2,665,935
Buildings	1,500,104	(997,964)	502,140	1,500,144	(989,221)	510,923
Land	361,929	(16,011)	345,918	277,665	(15,287)	262,378
Vehicles and aircraft	58,284	(49,370)	8,914	59,101	(48,759)	10,342
Furniture and tools	17,182	(11,676)	5,506	16,990	(11,476)	5,514
(-) Provision for impairment (19.7)	(4,986)	-	(4,986)	(4,986)	-	(4,986)
(-) Special Obligations	(56)	20	(36)	(56)	18	(38)
	13,950,506	(7,882,679)	6,067,827	13,807,942	(7,791,147)	6,016,795
In progress
Cost	5,306,111	-	5,306,111	5,023,013	-	5,023,013
(-) Provision for impairment (19.7)	(1,215,398)	-	(1,215,398)	(1,210,358)	-	(1,210,358)
	4,090,713	-	4,090,713	3,812,655	-	3,812,655
	18,041,219	(7,882,679)	10,158,540	17,620,597	(7,791,147)	9,829,450

19.2      Changes in property, plant and equipment

Consolidated	Balance as of January 1, 2018	Additions / Reversal of impairment	Depreciation	Loss on disposal	Capitalizations	Transfers/ Reclassifications	Balance as of March 31, 2018
In service
Reservoirs, dams and aqueducts	2,566,727	-	(36,117)	-	1,453	-	2,532,063
Machinery and equipment	2,665,935	-	(46,865)	(2,191)	61,344	85	2,678,308
Buildings	510,923	-	(8,828)	(165)	210	-	502,140
Land	262,378	-	(725)	(1)	84,266	-	345,918
Vehicles and aircraft	10,342	-	(1,190)	(256)	18	-	8,914
Furniture and tools	5,514	-	(203)	-	192	3	5,506
(-) Provision for impairment (19.7)	(4,986)	-	-	-	-	-	(4,986)
(-) Special Obligations	(38)	-	2	-	-	-	(36)
	6,016,795	-	(93,926)	(2,613)	147,483	88	6,067,827
In progress
Cost	5,023,013	425,260	-	(501)	(147,483)	5,822	5,306,111
(-) Provision for impairment (19.7)	(1,210,358)	(5,040)	-	-	-	-	(1,215,398)
	3,812,655	420,220	-	(501)	(147,483)	5,822	4,090,713
	9,829,450	420,220	(93,926)	(3,114)	-	5,910	10,158,540

19.3      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2018 amounted to R$1,297, at an average rate of 0.04% p.a. (R$556, at an average rate of 0.02% p.y. during the first quarter of 2017).

19.4      HPP Colíder

On July 30, 2010, at the ANEEL Auction of Power from New Projects 003/10, Copel GeT won the rights to the concession of the Colíder Hydroelectric Power Plant, valid for 35 years from the date of signature of Concession Agreement No. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project will comprise a main powerhouse of 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support and the signed financing agreement amounted to R$1,041,155 (Note 23). Until March 31, 2018, the financing amount of R$975,108 was released.

Due to acts of God and force majeure, such as fire at the construction site, and public power acts that created difficulties involving environmental licenses, among other setbacks, such as delays in delivery of equipment, in electromechanical assembly services and in the construction of the transmission line of the power plant, the project timeframe was adversely affected, leading to postponement of the commercial generation of the power plant, whose first generating unit is expected to be operational by June 2018, whilst the third and last one is expected by November 2018. As a result of these events, a balance of estimated losses on impairment of assets is recorded as shown in Note 19.9.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$103.40/MWh, as of July 1, 2010, adjusted according to the variation of IPCA inflation index to R$164.55 as of 3/31/2018. 125 averages MW were sold, for supply starting on January 2015, for 30 years. Copel GeT submitted an application to ANEEL to exclude its responsibility, so that the obligation to supply energy could be postponed. In a first judgment, the request was not accepted, Copel GeT filed an application for reconsideration of the decision, which was also denied on March 14, 2017. Not agreeing with the decision, Copel GeT filed again an application for reconsideration, which was definitely denied on July 4, 2017. Copel GeT filed a common civil action with the Court on December 18, 2017 applying for a preliminary injunction and requesting the reversal of the decision of the Agency, and on April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction required by Copel Get in the Interlocutory Appeal to exempt it from any burden, charges or restrictions to right arising from the delay in the implementation schedule of the Colíder HPP.

Copel GeT has complied with its commitments of energy supply as follows:

•         From January 2015 to June 2016 - with energy surpluses not contracted in its other plants;

•         From June 2016 to December 2018 - with partial reduction, in June 2016, through a bilateral agreement; and

•         from July 2016 to December 2018, with reduction of all supply contracts of the CCEARs - Energy Trading Agreement in the Regulated Environment, through a bilateral agreement and participation in the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits de Energia Nova - MCSD-EN”).

On July 14, 2017, the assured power of the project was revised by MME Ordinance No. 213/SPE, going to 178.1 average MW, after full set-up.

At 3/31/2018, the expenditures incurred on HPP Colíder presented a balance of R$2,152,298.

19.5      Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the participations of Copel GeT in consortiums are shown below:

Joint operations	Share Copel GeT (%)	Annual average depreciation rate (%)	03.31.2018	12.31.2017
In service
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	51.00		859,917	859,917
(-) Accumulated depreciation		3.43	(154,451)	(147,086)
			705,466	712,831
In progress
HPP Baixo Iguaçu (19.5.1)	30.00		648,393	640,178
			648,393	640,178
			1,353,859	1,353,009

19.5.1    Consórcio Empreendedor Baixo Iguaçu - Cebi

The purpose of the consortium is to build and operate the project known as Baixo Iguaçu Hydroelectric Plant, with minimum installed capacity of 350.20 MW and physical guarantee revised to 171.3 MW. The plant is located on the Iguaçu River between the municipalities of Capanema and Capitão Leônidas Marques, and between the Governador José Richa Hydroelectric Plant and the Iguaçu National Park, in the State of Paraná.

The start of commercial operation of the three units is scheduled for the fourth quarter of 2018. The previous schedule has been changed due to the suspension of the Installation License, as per the decision of the Federal Court of the 4th Region (TRF-RS), held on June 16, 2014, that stopped the construction work as of July of that year. In March 2015, a decision authorizing the Company to resume construction work was published. However, Instituto Chico Mendes de Conservação da Biodiversidade - ICMBio imposed additional conditions for granting an environmental license to the Company, which prevented it from resuming construction work. Cebi sent IAP - Environmental Institute of Paraná the information necessary for those conditions to be met and in August 2015 the license was issued. Having obtained the IAP license, and after technical and contractual adjustments required due to the long downtime, the works were resumed on February 2, 2016.

On August 23, 2016, the Company signed the 2nd Amendment to the Concession Agreement with the purpose of formalizing the redefinition of the work schedule, acknowledging in favor of Cebi the exclusion of responsibility for the delay in implementing the project for a period of 756 days, which was considered as an extension of the concession period, which originally was until August 19, 2047 and became September 14, 2049. On November 7, 2017, ANEEL acknowledged through the Authorization No. 3,770 an additional period of 46 days for exclusion of responsibility relating to the recurring invasions of the construction site, between May and October 2016, thus totaling 802 days for exclusion of responsibility for delays in implementing the project.

The constructions and electromechanical assembly of the powerhouse enabled the installation/positioning of important parts of the turbine-generator set. The assembly of units 01, 02 and 03 are at fast pace and should be completed for the first tests in mid July 2018. The river diversion to enable the last phase of the construction is scheduled to be carried out in July 2018.

19.6      Cutia wind farm project

The largest Copel wind farm called Cutia is under construction, and is divided into two large complexes:

•         Cutia Complex: composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso do Ventos do Nordeste) with 180.6 MW of total installed capacity, 71.4 average MW of assured power, all located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 6th Reserve Auction that was held on October 31, 2014, at an average historical price of R$144.00/MWh, inflation adjusted according to the variation of the IPCA to R$177.88 as of 3/31/2018, and the forecast for commercial generation of these farms is scheduled for July 2018; and

•         Bento Miguel Complex: composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III) with a total installed capacity of 132.3 MW, 58.1 average MW assured power, all also located in the State of Rio Grande do Norte. The power that will be generated by the farms was sold on the 20th New Energy Auction that was held on November 28, 2014, at an average historical price of R$136.97/MWh, inflation adjusted according to the variation of the IPCA to R$168.34 as of 3/31/2018. The initial forecast for commercial generation of these farms is January 2019.

As a result of the review of the recoverable amount of these projects, a balance of estimated losses on impairment of assets is recorded as demonstrated in Note 19.7.

19.7      Estimated losses on impairment of generation segment assets

The projects with impairment balances recorded at March 31, 2018 are the following:

Consolidated	Property, Plant and Equipment			Value in use
	Cost	Depreciation	Impairment
Projects
HPP Colíder (a)	2,254,961	(2,019)	(688,061)	1,564,881
Wind pow er complex Cutia (a)	1,129,138	-	(224,510)	904,628
Wind pow er complex Bento Miguel (a)	470,995	-	(98,231)	372,764
Consórcio Tapajós (b)	14,464	-	(14,464)	-
Pow er plants in Paraná (a)	872,976	(61,687)	(195,118)	616,171
	4,742,534	(63,706)	(1,220,384)	3,458,444
(a) Under construction
(b) Project under development

The Company reviewed the recoverable amount of property, plant and equipment and, as a result of these analyses, the impairment suffered the following changes:

Consolidated	Balance as of	Impairment	Balance as of
	January 1, 2018	at the year	March 31, 2018
In service
Pow er plants in Paraná	(4,986)	-	(4,986)
	(4,986)	-	(4,986)
In progress
HPP Colíder	(683,021)	(5,040)	(688,061)
Wind pow er complex Cutia	(224,510)	-	(224,510)
Wind pow er complex Bento Miguel	(98,231)	-	(98,231)
Consórcio Tapajós	(14,464)	-	(14,464)
Pow er plants in Paraná	(190,132)	-	(190,132)
	(1,210,358)	(5,040)	(1,215,398)
	(1,215,344)	(5,040)	(1,220,384)

20      Intangible assets

Consolidated	03.31.2018	12.31.2017
Distribution concession agreement (20.1)	5,774,788	5,750,873
Generation concession agreements/ authorization (20.2)	611,787	619,221
Concession agreement - gas distribution (20.3)	39,672	43,888
Others (20.4)	38,137	38,842
	6,464,384	6,452,824

20.1      Distribution concession agreement

Consolidated	in service	in progress	Special liabilities		Total
			in service	in progress
Balance as of January 1, 2018	7,907,965	714,446	(2,845,438)	(26,100)	5,750,873
Acquisitions	-	132,325	-	-	132,325
Customers contributions	-	-	-	(25,834)	(25,834)
Provision for claims added to the cost of the w orks	-	299	-	-	299
Transfers for accounts receivable related to concession (Note 10.1)	-	(6,133)	-	-	(6,133)
Capitalizations for intangible in service	172,451	(172,451)	(21,486)	21,486	-
Amortization of quotas - concession (a)	(100,958)	-	32,183	-	(68,775)
Amortization of quotas - PIS/Pasep and Cofins credits	(2,767)	-	-	-	(2,767)
Loss on disposal	(4,233)	(967)	-	-	(5,200)
Balance as of March 31, 2018	7,972,458	667,519	(2,834,741)	(30,448)	5,774,788
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

20.2      Generation concession agreement

Consolidated	Concession contract (a)		Concession and authorization rights	Total
	in service	inprogress
Balance as of January 1, 2018	236,443	6,977	375,801	619,221
ANEEL grant - use of public property	-	206	-	206
Amortization of quotas - concession and authorization (b)	(4,358)	-	(3,282)	(7,640)
Balance as of March 31, 2018	232,085	7,183	372,519	611,787
(a) Includes the balances of use of public asset and hydrological risk renegotiation
(b) Amortization during the concession/authorization as of the start of commercial operations of the enterprieses.

20.3      Concession agreement - gas distribution

Consolidated	in service	in progress	Total
Balance as of January 1, 2018	24,417	19,471	43,888
Acquisitions	-	2,016	2,016
Transfers for accounts receivable related to concession	1,060	(1,647)	(587)
Capitalizations for intangible in service	724	(724)	-
Amortization of quotas - concession (a)	(5,635)	-	(5,635)
Loss on disposal	(10)	-	(10)
Balance as of March 31, 2018	20,556	19,116	39,672
(a) Amortization during the concession as of the start of commercial operations of the enterprieses or based on the useful life of the assets, of the tw o the shortest.

20.4      Other intangible assets

Consolidated	in service	in progress	Total
Balance as of January 1, 2018	22,693	16,149	38,842
Acquisitions	-	788	788
Transfers from property, plant and equipment	26	-	26
Capitalizations for intangible in service	102	(102)	-
Amortization of quotas (a)	(1,491)	-	(1,491)
Amortization of quotas - PIS/Pasep and Cofins credits	(8)	-	(8)
Loss on disposal	-	(20)	(20)
Balance as of March 31, 2018	21,322	16,815	38,137
(a) Annual amortization rate: 20%.

20.5      Costs of loans, financing and debentures capitalized

The costs of loans, financing and debentures capitalized during the first quarter of 2018 amounted to R$1,003, at an average rate of 0.06% p.y. (R$890, at an average rate of 0.05% p.y. during the first quarter of 2017).

21      Payroll, Social Charges and Accruals

	Parent Company			Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Social security liabilities
Taxes and social contribution	1,076	1,778	34,121	49,748
Social security charges on paid vacation and 13th salary	774	768	32,611	32,686
	1,850	2,546	66,732	82,434
Labor liabilities
Payroll, net	736	157	151	1,796
Vacation and 13th salary	2,588	2,511	106,858	106,450
Profit sharing	222	586	94,278	68,817
Voluntary termination	5,294	877	119,965	38,642
Profit sharing	-	300	9	15,828
	8,840	4,431	321,261	231,533
	10,690	6,977	387,993	313,967

22      Suppliers

Consolidated		03.31.2018	12.31.2017
Energy supplies		731,040	986,689
Materials and supplies		452,508	521,969
Natural gas for resale		119,552	101,026
Charges for use of grid system		126,901	117,362
		1,430,001	1,727,046
	Current	1,389,284	1,683,577
	Noncurrent	40,717	43,469

23      Loans and Financing

			Issue	Number of	Final	Annual rate p.y.	Finance		Consolidated
	Contracts	Company	Date	installment	maturity	(interest + commission)	charges	Principal	03.31.2018	12.31.2017
Foreign currency
National Treasury Department - STN
(Secretaria do Tesouro Nacional)
(1)	Par Bond	Copel	05.20.1998	1	04.11.2024	6.0% + 0.20%	Half-yearly	17,315	36,962	52,768
(1)	Discount Bond	Copel	05.20.1998	1	04.11.2024	1.1875%+0.20%	Half-yearly	12,082	53,871	36,502
Total foreign currency									90,833	89,270
Local currency
Banco do Brasil
(2)	21/02155-4	Copel DIS	09.10.2010	2	08.15.2018	109.0% of DI	Half-yearly	116,667	58,761	60,049
(3)	21/02248-8	Copel DIS	06.22.2011	2	05.16.2018	109.0% of DI	Half-yearly	150,000	76,962	75,601
(4)	CCB 21/11062X	Copel DIS	08.26.2013	3	07.27.2018	106.0% of DI	Half-yearly	151,000	50,807	51,932
(5)	CCB 330.600.773	Copel DIS	07.11.2014	3	07.11.2019	111.8% of DI	Half-yearly	116,667	78,637	80,699
(6)	CFX 17/35959-7	Copel DIS	05.16.2017	2	05.06.2019	12.0%	Quarterly	75,000	75,465	75,291
(7)	CCB 21/00851-5	Copel DIS	06.30.2017	2	06.13.2019	11.0%	Quarterly	38,889	38,423	38,241
(8)	CCB 17/35960-0	Copel DIS	07.27.2017	2	07.17.2019	11.0%	Quarterly	50,333	51,149	51,073
(9)	CFX 17/35958-9	Copel DIS	08.15.2017	2	08.05.2019	11.0%	Quarterly	58,333	58,763	58,636
(10)	NCI 330.600.132	Copel	02.28.2007	3	02.28.2019	107.8% of DI	Half-yearly	231,000	77,064	157,707
(11)	CCB 306.401.381	Copel	07.21.2017	3	07.21.2020	120.0% of DI	Half-yearly	640,005	643,850	660,949
(12)	NCI 306.401.445	Copel	02.24.2017	2	02.15.2020	124.5% of DI	Half-yearly	77,000	76,415	78,186
									1,286,296	1,388,364
Eletrobras
(13)	980/95	Copel DIS	12.22.1994	80	11.15.2018	8.0%	Quarterly	11	2	3
(13)	981/95	Copel DIS	12.22.1994	80	08.15.2019	8.0%	Quarterly	1,169	98	115
(13)	982/95	Copel DIS	12.22.1994	80	11.15.2019	8.0%	Quarterly	1,283	42	48
(13)	983/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	11	71	77
(13)	984/95	Copel DIS	12.22.1994	80	11.15.2020	8.0%	Quarterly	14	30	33
(13)	985/95	Copel DIS	12.22.1994	80	08.15.2021	8.0%	Quarterly	61	21	23
(14)	142/06	Copel DIS	05.11.2006	120	09.30.2018	5.0% + 1.0%	Monthly	74,340	1,819	2,730
(14)	206/07	Copel DIS	03.03.2008	120	08.30.2020	5.0% + 1.0%	Monthly	109,642	21,516	23,746
(14)	273/09	Copel DIS	02.18.2010	120	12.30.2022	5.0% + 1.0%	Monthly	63,944	7,810	8,222
									31,409	34,997
Caixa Econômica Federal
(14)	415.855-22/14	Copel DIS	03.31.2015	120	12.08.2026	6.0%	Monthly	5,095	4,946	5,087
(15)	3153-352	Copel DIS	11.01.2016	36	12.15.2021	5,5 % above TJLP	Quarterly	489	503	498
									5,449	5,585
Finep
(16)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	4.0%	Monthly	35,095	8,074	8,855
(16)	21120105-00	Copel TEL	07.17.2012	81	10.15.2020	3.5% + TR	Monthly	17,103	6,822	7,482
									14,896	16,337
BNDES
(17)	820989.1	Copel GeT	03.17.2009	179	01.15.2028	1.63% above TJLP	Monthly	169,500	115,643	118,370
(18)	1120952.1-A	Copel GeT	12.16.2011	168	04.15.2026	1.82% above TJLP	Monthly	42,433	25,340	26,078
(19)	1120952.1-B	Copel GeT	12.16.2011	168	04.15.2026	1.42% above TJLP	Monthly	2,290	1,367	1,407
(20)	1220768.1	Copel GeT	09.28.2012	192	07.15.2029	1.36% above TJLP	Monthly	73,122	54,258	55,357
(21)	13211061	Copel GeT	12.04.2013	192	10.15.2031	1.49% above TJLP	Monthly	1,041,155	856,811	871,022
(22)	13210331	Copel GeT	12.03.2013	168	08.15.2028	1.49% and 1.89% above TJLP	Monthly	17,644	13,577	13,878
(23)	15206041	Copel GeT	12.28.2015	168	06.15.2030	2.42% above TJLP	Monthly	34,265	25,427	25,899
(24)	15205921	Copel GeT	12.28.2015	168	12.15.2029	2.32% above TJLP	Monthly	21,584	15,434	15,734
(25)	14205611-A	Copel DIS	12.15.2014	72	01.15.2021	2.09% above TJLP	Monthly	41,583	19,569	21,266
(25)	14205611-B	Copel DIS	12.15.2014	6	02.15.2021	2.09 above TR BNDES	Annual	17,821	11,054	15,384
(26)	14205611-C	Copel DIS	12.15.2014	113	06.15.2024	6.0%	Monthly	78,921	48,989	50,949
(27)	14205611-D	Copel DIS	12.15.2014	57	02.15.2021	TJLP	Monthly	750	27	29
(28)	14212711	Santa Maria	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	59,462	50,728	51,578
(28)	14212721	Santa Helena	06.01.2015	192	08.15.2031	1.66% above TJLP	Monthly	64,520	55,011	55,932
(29)	11211521	GE Farol	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	54,100	47,858	48,742
(29)	11211531	GE Boa Vista	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	40,050	35,381	36,034
(29)	11211541	GE S.B. do Norte	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	90,900	80,241	81,723
(29)	11211551	GE Olho D'Água	03.19.2012	192	06.15.2030	2.34% above TJLP	Monthly	97,000	85,696	87,278
									1,542,411	1,576,660
							Single
(30)	Promissory notes	Copel GeT	05.12.2017	1	05.12.2019	117% of DI	installment	500,000	540,274	529,919
									540,274	529,919
Banco do Brasil
BNDES Transfer
(31)	21/02000-0	Copel GeT	04.16.2009	179	01.15.2028	2,13% above TJLP	Monthly	169,500	115,644	118,373
									115,644	118,373
Total local currency									3,536,379	3,670,235
									3,627,212	3,759,505
								Current	848,951	784,666
								Noncurrent	2,778,261	2,974,839

23.1      Collateral and escrow deposits - STN

The Guarantees provided in the form of Par Bonds for R$44,774 (R$44,548 at 12/31/2017), and Discount Bonds in the amount of R$31,276 (R$31,117 at 12/31/2017), to be used to repay amounts of principal corresponding to STN contracts, when these payments are due on April 11, 2024. amounts are updated by applying the weighted average percentage changes of United States Treasury Zero Coupon bond prices, by the share of each series of the instrument in the portfolio of collateral for principal, provided in the context of the Brazilian Financing Plan from 1992.

23.2      Breakdown of loans and financing by currency and index

Consolidated
		03.31.2018%		12.31.2017%
Foreign currency - change in currencies in the period (%)
U.S. Dolar	0.51	90,833	2.50	89,270	2.37
		90,833	2.50	89,270	2.37
Local currency - accumulated index in the period (%)
CDI	6.75	1,602,770	44.19	1,695,042	45.09
TJLP	6.39	1,598,515	44.07	1,629,198	43.34
TR	0.00	6,822	0.19	7,482	0.20
IPCA	0.70	11,054	0.30	15,384	0.41
Without indexer	-	317,218	8.75	323,129	8.59
		3,536,379	97.50	3,670,235	97.63
		3,627,212	100.00	3,759,505	100.00

23.3      Maturity of noncurrent installments

	Parent Company			Consolidated
	Foreign	Local		Foreign	Local
03.31.2018	currency	currency	Total	currency	currency	Total
2019	-	211,475	211,475	-	1,019,338	1,019,338
2020	-	249,230	249,230	-	407,774	407,774
2021	-	-	-	-	141,471	141,471
2022	-	-	-	-	137,069	137,069
2023	-	-	-	-	135,424	135,424
After 2023	88,934	-	88,934	88,934	848,251	937,185
	88,934	460,705	549,639	88,934	2,689,327	2,778,261

 23.4      Changes in loans and financing

Parent Company
	Foreign currency	Local currency	Total
Balance as of January 1, 2018	89,270	896,842	986,112
Charges	1,114	16,919	18,033
Monetary and exchange variations	449	-	449
Amortization - principal	-	(77,000)	(77,000)
Payment - charges	-	(39,432)	(39,432)
Balance as of March 31, 2018	90,833	797,329	888,162

Consolidated
	Foreign currency	Local currency	Total
Balance as of January 1, 2018	89,270	3,670,235	3,759,505
Charges	1,114	70,688	71,802
Monetary and exchange variations	449	3,069	3,518
Amortization - principal	-	(121,356)	(121,356)
Payment - charges	-	(86,257)	(86,257)
Balance as of March 31, 2018	90,833	3,536,379	3,627,212

23.5      Covenants

The Company and its subsidiaries signed loan and financing agreements containing covenants that require economic and financial ratios to remain within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not promote any alteration to the Company’s shareholdings in the capital stock of subsidiaries that would alter control without prior consent. Failing to fulfil these conditions may lead to accelerated debt repayment and/or fines.

At 3/31/2018, all the conditions agreed had been fulfilled.

The financial covenants contained in the loan and financing agreements are presented below:

Company	Contract	Annual financial index	Limit
BNDES Finem nº 820989.1 - Mauá
		EBITDA / Net financial results	≥ 1.3
Banco do Brasil nº 21/02000-0 - Mauá
Copel GeT
	3nd issue of Promissory Notes	Consolidated net debt / Consolidated EBITDA	≤ 3.5
		Debt service coverage ratio	≥ 1.5
Copel DIS	BNDES Finem nº 14205611	Financial indebtedness / adjusted EBITIDA	≤ 4.0
Santa Maria	BNDES Finem nº 14212711
		Debt service coverage ratio	≥ 1.3
Santa Helena	BNDES Finem nº 14212721
São Bento Energia, Investimento e Participações	BNDES Assignment Agreement
GE Boa Vista S.A.	BNDES Finem nº 11211531
GE Farol S.A.	BNDES Finem nº 11211521	Debt service coverage ratio	≥ 1.3
GE Olho D´Água S.A.	BNDES Finem nº 11211551
GE São Bento do Norte S.A.	BNDES Finem nº 11211541
Financing for businesses - Finem

24      Debentures

			Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Issue		Company	Date	installment	initial	final	(interest)	Principal	03.31.2018	12.31.2017
(1)	5th	Copel	05.13.2014	3	05.13.2017	05.13.2019	111.5% of DI	1,000,000	684,579	672,537
(2)	6th	Copel	06.29.2017	1	-	06.28.2019	117.0% of DI	520,000	553,449	542,944
(2)	7th	Copel	01.19.2018	2	01.19.2020	01.19.2021	119.0% of DI	600,000	603,771	-
(3)	1st	Copel GeT	05.15.2015	3	05.15.2018	05.15.2020	113.0% of DI	1,000,000	1,079,045	1,059,822
(4)	2nd	Copel GeT	07.13.2016	2	07.13.2018	07.13.2019	121.0% of DI	1,000,000	1,058,914	1,037,570
(5)	3rd	Copel GeT	10.20.2017	3	10.20.2020	10.20.2022	126.0% of DI	1,000,000	1,020,497	999,442
(7)	2nd	Copel DIS	10.27.2016	2	10.27.2018	10.27.2019	124.0% of DI	500,000	512,893	502,179
(8)	3rd	Copel DIS	10.20.2017	2	10.20.2021	10.20.2022	126.0% of DI	500,000	512,309	501,810
(9)	1st	Copel TEL	10.15.2015	5	10.15.2020	10.15.2024	IPCA + 7.9633%	160,000	184,769	184,506
(10)	2nd	Copel TEL	07.15.2017	1	-	07.15.2022	IPCA + 5.4329%	220,000	221,427	215,675
(11)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	TJLP + 2.02%	147,575	134,690	135,662
(12)	2nd	(a)	03.24.2016	192	08.15.2016	07.15.2032	IPCA + 9.87%	153,258	143,586	145,786
(13)	2nd	Elejor	09.26.2013	60	10.26.2013	09.26.2018	DI + Spread 1.00%	203,000	20,226	30,370
(14)	1st	Compagás	06.15.2013	40	09.15.2015	12.15.2018	TJLP+1.7% p.y.+1.0%	62,626	14,437	19,214
(15)	2nd	Compagás	04.15.2016	57	07.15.2017	12.15.2021	TJLP/Selic + 2.17%	33,620	22,016	23,461
									6,766,608	6,070,978
								Current	1,722,624	1,632,062
							Noncurrent		5,043,984	4,438,916

Characteristics:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Simple debentures, single series, not convertible into shares, unsecured, for public distribution w ith restricted placement efforts, according to CVM No. 476.

(11) Simple debentures, 1st serie, issued privately and not convertible into shares. (12) Simple debentures, 2nd serie, issued privately and not convertible into shares.

(14) (15) Simple floating debentures, issued privately in a single series and not convertible into shares.

Finance charges:

(1) Half-yearly interest - May and November. (2) Interest on the maturity of the agreement (3) (10) Half-yearly interest - January and July. (4) Anuual interest - May.

(5) Anuual interest - July.

(6) (8) (9) Half-yearly interest - April and October. (7) Anuual interest - October.

(11) (12) (13) Monthly interest.

(14) (15) Quarterly interest - March, June, September and December.

Allocation:

(1) (2) (3) (4) (5) (6) (7) (8) Working capital or used to make investments in the issuer. (9) (10) Deployment, expansion and modernization of the telecommunication netw ork. (11) (12) Implementation of w ind farms and associated transmission systems.

(13) Full settlement of the loan agreement w ith Copel. (14) (15) Fund investment plan of the issuer.

Collaterals:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Personal guarantee

(11) (12) Real and personal guarantee and pledge of Copel Geração e Transmissão's shares. (14) (15) Floating

Guarantor:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) Copel.

(13) Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%. (14) (15) Compagás.

Trustee:

(1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (13) Pentágono S.A. DTVM. (11) (12) None.

(14) (15) BNDES Participações S.A. - BNDESPAR.

24.1      Maturity of noncurrent installments

03.31.2018	Parent Company	Consolidated
2019	886,527	1,977,874
2020	297,544	991,925
2021	297,544	916,733
2022	-	870,917
2022	-	69,919
After 2023	-	216,616
	1,481,615	5,043,984

24.2      Changes in debentures

	Parent Company	Consolidated
Balance as of January 1, 2018	1,215,481	6,070,978
Funding	600,000	600,000
Charges and monetary variations	31,844	135,078
Amortization - principal	-	(21,247)
Payment - charges	(5,526)	(18,201)
Balance as of March 31, 2018	1,841,799	6,766,608

24.3      Covenants

Copel and its subsidiaries issued debentures containing covenants that require certain economic and financial ratios to be kept within pre-determined parameters, requiring annual fulfillment and other conditions to be observed, such as not promote any alteration to the Company’s shareholdings in capital stock that would alter control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not keeping the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfil these conditions may lead to accelerated redemption of debentures and regulatory penalties.

At 3/31/2018, all the conditions agreed had been fulfilled.

The financial covenants contained in the debenture agreements are presented below:

Company	Contract	Annual financial index	Limit
Copel	5th issue de Debentures 6th issue de Debentures 7th issue de Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 3.5 ≥ 1.5
Copel GeT	1st issue de Debentures 2nd issue de Debentures 3rd issue de Debentures
Copel DIS	2nd issue de Debentures 3rd issue de Debentures
Copel TEL	1st issue de Debentures
2nd issue de Debentures
Elejor	2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA Debt service coverage ratio	≤ 4,0 ≥ 1.2
Compagás	1st issue de Debentures 2nd issue de Debentures	Consolidated net debt / Consolidated EBITDA General Indebtedness	≤ 3.5 ≤ 0.7
Nova Asa Branca I Nova Asa Branca II Nova Asa Branca III Nova Eurus IV Ventos de Santo Uriel	2nd issue de Debentures	Debt service coverage ratio	≥ 1.3

25      Post-employment benefits

The Company and its subsidiaries sponsor private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care (“ProSaúde II” and “ProSaúde III” Plans) for their active employees and their dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to “Prosaúde II” plan participants.

25.1      Benefit Pension Plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual’s salary. This plan is closed plan for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

The costs assumed by the sponsors for these plans are recognized according to the actuarial valuation prepared annually by independent actuaries in accordance with CPC 33 (R1) and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial valuation are discussed with the independent actuaries and approved by the sponsor’s management.

25.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits, and conditions set in “ProSaúde II” and “ProSaúde III” Plans’ regulations. Coverage includes periodic medical exams in both plans and is only extended to all retirees and pensioners for life in the “ProSaúde II” plan.

25.3      Statement of financial position and statement of income

Amounts recognized in liabilities, under Post-employment Benefits, are summarized below:

		Parent Company			Consolidated
		03.31.2018	12.31.2017	03.31.2018	12.31.2017
Pension plans		-	12	668	1,069
Healthcare plans		4,165	4,040	876,172	865,034
		4,165	4,052	876,840	866,103
	Current	63	57	53,335	53,225
	Noncurrent	4,102	3,995	823,505	812,878

Amounts recognized in the statement of income are shown below:

	Parent Company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Employees
Pension plans	143	431	19,062	20,588
Healthcare plan - post employment	140	130	24,297	24,106
Healthcare plan - active employees	207	154	22,272	19,848
(-) Transfers to construction in progress	-	-	(5,053)	(5,675)
	490	715	60,578	58,867
Management
Pension plans	79	109	408	223
Healthcare plan	-	29	17	48
	79	138	425	271
	569	853	61,003	59,138

25.4      Changes in post-employment benefits

	Parent Company	Consolidated
Balance as of January 1, 2018	4,052	866,103
Appropriation of actuarial calculation	140	24,297
Appropriation of pension and healthcare contributions	1,295	36,034
Adjustment related to actuarial gains (loss)	-	-
Amortizations	(1,322)	(49,594)
Balance as of March 31, 2018	4,165	876,840

26      Customer Charges Due

Consolidated
	03.31.2018	12.31.2017
Energy Development Account - CDE (a)	101,162	121,912
Tariff flags	-	22,427
Global Reversal Reserve - RGR	5,408	5,686
	106,570	150,025
(a) Aneel published Resolutions No. 2,202/2017, No. 2,231/2017 and No. 2,368/2018.

27      Research and Development and Energy Efficiency

27.1      Balances recognized for investment in Research and Development (R&D) and the Energy Efficiency Program (EEP)

Consolidated	Amounts payable, before any related prepayments	Amounts payable to regulatory agencies	Other amounts payable	Balance as of 03.31.2018	Balance as of 12.31.2017
Research and Development - R&D
National Fund for Scientific and Technological Development - FNDCT	-	5,199	-	5,199	5,232
MME	-	2,600	-	2,600	2,616
R&D	111,186	-	213,384	324,570	316,121
	111,186	7,799	213,384	332,369	323,969
Energy efficiency program - EEP
National Program of Electricity Conservation - Procel	-	8,064	-	8,064	6,041
EEP	23,000	-	188,159	211,159	202,465
	23,000	8,064	188,159	219,223	208,506
	134,186	15,863	401,543	551,592	532,475
			Current	284,398	282,766
		Noncurrent		267,194	249,709

27.2      Changes in R&D and EEP balances

Consolidated	FNDCT	MME	R&D	Procel	EEP	Total
Balance as of January 1, 2018	5,232	2,616	316,121	6,041	202,465	532,475
Additions	7,628	3,812	7,628	2,023	8,095	29,186
Performance agreement	-	-	-	-	321	321
Selic interest rate (Note 34)	-	-	3,286	-	2,821	6,107
Payments	(7,661)	(3,828)	-	-	-	(11,489)
Concluded projects	-	-	(2,465)	-	(2,543)	(5,008)
Balance as of March 31, 2018	5,199	2,600	324,570	8,064	211,159	551,592

28      Accounts Payable Related to Concession

Consolidated	Company	Grant	Signature	Closing	Discount Rate	Annual Adjustment	03.31.2018	12.31.2017
(1) HPP Mauá	Copel GeT	06.29.2007	07.03.2007	07.2042	5.65% p.y	IPCA	16,477	16,384
(2) HPP Colider	Copel GeT	12.29.2010	01.17.2011	01.2046	7.74% p.y.	IPCA	23,370	23,188
(3) HPP Baixo Iguaçu	Copel GeT	07.19.2012	08.20.2012	01.2047	7.74% p.y.	IPCA	7,183	6,977
(4) SHP Cavernoso	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	15	27
(5) HPP Apucaraninha	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	105	185
(6) HPP Chaminé	Copel GeT	07.11.2013	07.11.2013	07.2018	7.74% p.y.	IPCA	182	320
(7) HPP Derivação Rio Jordão	Copel GeT	07.11.2013	02.24.2014	02.2019	7.74% p.y.	IPCA	245	313
(8) HPP Fundão e HPP Santa Clara	Elejor	10.23.2001	10.25.2001	10.2036	11.00% p.y.	IGPM	512,821	507,560
							560,398	554,954
						Current	63,410	62,624
						Noncurrent	496,988	492,330
Discount rate applied to calculate present value:
Actual net discount rate, in line w ith the estimated long-term rate. It bears no relationship w ith the expected project return.
Payment to the federal government:
Monthly installments equivalent to 1/12 of the annual payment restated, as defined in the concession agreement.

28.1      Changes in accounts payable related to concession

Balance as of January 1, 2018	554,954
Additions	206
Adjust to present value	196
Monetary variations	21,329
Payments	(16,287)
Balance as of March 31, 2018	560,398

29      Other Accounts Payable

Consolidated		03.31.2018	12.31.2017
Customers		34,156	33,380
Public lighting rate collected		34,032	24,101
Aneel Order No. 084/2017 provision		22,794	22,132
Financial offset for the use of w ater resources		21,787	21,467
Investment acquisition		12,371	12,307
Pledges in guarantee		10,561	8,837
Reimbursements to customer contributions		5,210	5,481
Other liabilities		75,405	66,549
		216,316	194,254
	Current	137,439	121,405
	Noncurrent	78,877	72,849

30      Provisions for Legal Claims

The Company and its subsidiaries are defendants in various judicial and administrative proceedings before different courts. Based on assessments made by the Company’s legal counsel, Management makes provisions for actions in which losses are rated probable, thus meeting the criteria for recognition of provisioning described in Note 4.8 to the financial statements at 12/31/2017.

The Company’s management believes that, at the time of preparation of financial statements, it is not practicable to provide information regarding the expected timing of any cash outflows resulting from these legal actions in which the Company and its subsidiaries are involved, due to the slow pace and unpredictability of Brazilian legal, tax and regulatory systems, and since final resolution of the proceedings for which a provision has been registered depends on the conclusions of court proceedings. Therefore, this information is not being provided.

30.1      Provisions for legal claims

30.1.1    Changes in provisions for litigation in actions rated as probable losses

Consolidated	Balances as of January 1, 2018	Income			Additions to fixed assets in progress	Discharges	Transfers	Balances as of March 31, 2018
		Provision for litigations		Construction cost
		Additions	Reversals	Additions	Additions
Tax
Cofins (a)	79,748	1,214	-	-	-	-	-	80,962
Others (b)	58,793	448	(2,403)	-	-	(6,012)	2,433	53,259
	138,541	1,662	(2,403)	-	-	(6,012)	2,433	134,221
Labors (c)	475,631	79,276	-	-	-	(15,091)	-	539,816
Employee benefits (d)	89,439	4,273	-	-	-	(630)	-	93,082
Civil
Civil and administrative claims (e)	527,613	23,309	(23,409)	-	-	(12,238)	671	515,946
Easements (f)	110,936	226	-	327	384	(181)	-	111,692
Expropriations and property (g)	95,627	-	(178)	909	5,508	-	-	101,866
Customers (h)	8,377	-	-	-	-	(2,131)	-	6,246
Environmental (i)	1,584	962	-	-	-	(61)	-	2,485
	744,137	24,497	(23,587)	1,236	5,892	(14,611)	671	738,235
Regulatory (j)	64,316	251	-	-	-	-	-	64,567
	1,512,064	109,959	(25,990)	1,236	5,892	(36,344)	3,104	1,569,921
Current	112,000					Current		116,958
Noncurrent	1,400,064					Noncurrent		1,452,963

Parent company	Balance as of January 1, 2018	Income		Balance as of
		Additions	Reversals	Discharges	March 31, 2018
Tax
Cofins (a)	79,748	1,214	-	-	80,962
Others (b)	24,365	163	-	-	24,528
	104,113	1,377	-	-	105,490
Labor (c)	518	91	-	(1)	608
Civil (e)	135,422	4,958	(23,409)	(8)	116,963
Regulatory (j)	15,042	-	-	-	15,042
	255,095	6,426	(23,409)	(9)	238,103
Current	112,000			Current	116,958
Noncurrent	143,095			Noncurrent	121,145

30.1.2    Description of nature and/or details of the principal actions

a)    Contribution for Social Security Funding (COFINS)

Plaintiff: Federal Tax Authority

Cofins payables and respective interest and fines from August 1995 to December 1996 due to the termination of a judicial decision that had recognized the Company’s exemption from Cofins.

Current status: awaiting judgment.

b)    Other tax provisions

Actions relating to federal, state and municipal taxes, fees and other charges: The principal action is described below:

Defendant: Federal Tax Authority

By the case 5037809-14.2015.4.04.7000, Copel GeT required payment in installments of the balance owed on the annual adjustment of corporate income tax (IRPJ) and social contribution (CSLL) for the fiscal year 2014. The Federal Tax Authority consolidated the amount and applied the maximum fine. An injunction was filed against this decision since the Federal Tax Authority failed to obey the limit established in legislation.

Current status: awaiting judgment of the Special Appeal. Since December 31, 2016, the amount of R$24,230 has been presented in Other Tax Obligations (Note 13.3).

c)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

d)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

e)    Civil and administrative claims

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

The main lawsuits are as follows:

Plaintiff: Tradener Ltda.                                                                                               Estimated amount: R$118,476

Class action No. 588/2006 has already been rendered final and unappealable, and the ruling recognized as valid commissions payable by the Company to Tradener. In the civil public action No. 0000219- 78.2003.8.16.0004, filed by the Prosecution Office, a decision has also been rendered ruling on the absence of irregularities in the electric power purchase agreement. Therefore, Tradener brought recovery lawsuits, seeking to receive its commissions.

Current status: Case record 0005990.22.2012.8.16.0004 - the Company was ordered to pay the amount of R$107,955, which is the value updated by the (INPC/IBGE) from the maturity of the commissions, plus default interest of 1% per month, as of the date of notification (October 31, 2012), as well as attorneys’ fees. The Company filed an appeal against this decision, however, on November 8, 2016, by majority votes, the Court dismissed the appeal. Copel filed a request for Amendment of Judgment, which was partially granted to resolve obscurity, although without changing the result of the appeal. Copel filed a Special Appeal with the Superior Court of Justice.

Plaintiff: Compensation to third parties                                                                           Estimated amount: R$97,907

Lawsuit for compensation of supposed loss to the plaintiff due to work and implementation of the hydroelectric project. Low court judgment declaring the lawsuit has no grounds and being appealed by the grounded claim of the plaintiff, and the amount of damages should be determined subsequently.

Current status: in the phase of closing of case.

f)     Easements

Lawsuits are filed when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).

They may also involve third-party interventions for adverse possession, whether from owners or occupants of contiguous properties or even in cases of properties where right of way easements is required to preserve limits and boundaries of these areas.

g)    Expropriations and property

Lawsuits are filed challenging expropriation when there is a difference between the amount determined by Copel for payment and the amount claimed by the owner and/or when the owner's paper title may not be registered (probate proceedings are underway, properties have no registry number, etc.).Possessory case actions include those for repossession of property owned by the concessionaire. Litigation arises when there is a need to repossess properties invaded or occupied by third parties in areas owned by the Company. Cases may also arise from intervention in third-party adverse possession, or owners or occupants of contiguous properties or even in cases of properties to preserve limits and boundaries of expropriated areas.

h)    Consumers

Lawsuits seeking compensation for damages caused in household appliances, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation plan) was in effect and claiming reimbursement for the amounts paid by the Company.

i)     Environmental

Class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT.

They also contemplate the “Termos de Ajuste de Conduta -TAC”, which refers to the commitments agreed upon and approved between the Company and the competent bodies for noncompliance with any condition contained in the Installation and Operation Licenses. As they are considered liabilities, these amounts are recorded as "obligations" in current and noncurrent liabilities and the balancing items in property, plant and equipment (construction cost).

j)     Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The principal action is described below:

Plaintiffs: Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.

Estimated amount: R$49,397

Copel, Copel GeT and Copel DIS are challenging lawsuits filed against ANEEL's decision No. 288/2002 involving these companies.

Current status: awaiting judgment.

30.2      Contingent liabilities

30.2.1    Classification of actions rated as possible losses

Contingent liabilities are present obligations arising from past events for which no provisions are recognized because it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The following information concerns the nature of the Company’s contingent liabilities and potential losses arising thereof.

	Parent company		Consolidated
	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Tax (a)	519,324	513,803	870,481	858,082
Labor (b)	424	420	357,381	360,322
Employee benefits (c)	-	-	20,452	20,262
Civil (d)	478,939	458,708	1,140,674	1,091,122
Regulatory (e)	-	-	792,467	793,720
	998,687	972,931	3,181,455	3,123,508

30.2.2    Description of nature and/or details of the principal actions

a)    Tax

Actions relating to federal, state and municipal taxes, fees and other charges in which the Company challenges their applicability, calculation bases and amounts due to be collected. The main lawsuits are as follows:

Plaintiff: Social Security National Institute (INSS)                                              Estimated amount: R$328,628

Tax claims against Copel related to social security contribution on assignment of manpower (lawsuit No. 5003583-56.2010.404.7000); it is worth emphasizing that the case has already been judged favorably to the Company at two court levels, awaiting judgment by the Superior Court of Justice (STJ).

Current status: awaiting judgment.

Plaintiff: Social Security National Institute (INSS)                                              Estimated amount: R$27,971

Tax collections against Copel consisting of social security contribution imposed on the assignment of labor (NFLD - 35.273.876-6). The case has been at Carf (Brazilian Administrative Tax Court) for judgment since 2010. The assessment of risk as possible is due to the existence of several legal arguments to defend the Company, particularly (a) the fact that no services were provided and no labor was assigned and (b) the fact that service providers classified into the Simples (lower taxation) category are not required to withhold that contribution.

Current status: awaiting judgment.

Plaintiff: State Tax Authority (SEFAZ)                                                  Estimated amount: R$71,550

Copel DIS received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the ‘metered demand’ line in the electricity bills issued to a major consumer between May 2011 and December 2013.

The Company maintains its illegitimacy to appear in the taxable position of this tax assessment, since it was not included in the judicial process, cannot suffer the effects of the judicial decision pronounced in it, which would imply in its illegitimacy to appear in the taxable position of the tax deficiency notice 6.587.156-4.

b)    Labor

Labor claims comprise claims filed by employees and former employees of Copel and its subsidiaries in connection with the payment of overtime, hazardous working conditions, transfer bonuses, salary equality/reclassification, and other matters, and also claims by former employees of contractors and third- parties (secondary responsibility) involving indemnity and other matters.

c)    Employee benefits

Labor claims comprise claims filed by retired former employees of the Company and its wholly owned subsidiaries against the Copel Foundation, which will have consequential impact on the Company and its wholly owned subsidiaries, since additional contributions will be required.

d)    Civil

Actions involving billing, irregular procedure, administrative contracts and contractual fine, indemnity for accidents with the electric power grid or vehicles.

The balance also contains the amount being discussed by arbitration and under secrecy and confidentiality, in the discovery phase, without no decision being handed down.

The main lawsuits are as follows:

Plaintiff: Mineradora Tibagiana Ltda.                                                                 Estimated amount: R$160,029

Action claiming compensation for alleged losses when this mining company was involved in the construction of the Mauá plant by the Energético Cruzeiro do Sul consortium in which Copel GeT has a 51% stake. The action challenges the validity of the mining permit granted by Mineradora Tibagiana for the Mauá job site and the indemnifying effects arising thereof.

Current status: action awaiting judgment in lower court.

Plaintiffs: franchises of the Agency / Copel store                                                          Estimated amount: R$55,545

Filing of two individual claims against Copel Distribuição regarding the franchise contracts of Copel branches/stores, with the main petition claiming an extension of the term of the contract and secondary petition to recognize the existence of a sub concession, with transfer of the services provided and full pass- through of the fees, amongst other amounts, currently have appeals awaiting trial.

Current status: awaiting judgment.

e)    Regulatory

The Company is challenging, both at the administrative and judicial levels, notifications issued by the Regulatory Agency of alleged violations against regulations. The main lawsuits are as follows:

Plaintiff: ANEEL                                                                                                        Estimated amount: R$18,922

The Company filed an appeal against a decision by ANEEL's Director-General under Resolution No. 3,959 from December 8, 2015 imposing an inefficiency penalty on Copel DIS due to over-contracting for use of the distribution system (MUSD) with the National Power Network Operator (ONS), obtaining an injunction to suspend the requirement of such penalty.

Current status: ANEEL’s appeal was not granted.

Plaintiff: Energia Sustentável do Brasil S.A. - - ESBR                                        Estimated amount: R$729,609

ESBR brought Ordinary Action No. 10426-71.2013.4.01.4100 against ANEEL in the federal courts of Rondônia, the decision on which: (i) excludes liability for the 535-day schedule overrun in the construction of the Jirau Hydropower Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution No. 1,732/2013, which recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, in progress at the TRF of the 1st Region.

The practical outcome of the decision is that, by exempting ESBR, it exposed the distribution utilities with which it had concluded regulated power trading contracts (CCEARs) including Copel DIS to the spot market and spot prices during the period. The reason is that electricity trading rules require that all electricity consumed be covered by a contract.

The risk of loss in this case is rated ‘possible’, considering the amount of R$729,609, as of March 31, 2018. If the actions are judged unfavorably, the amount will be classified as Sectorial Financial Asset to be recovered through tariff rates.

Current status: awaiting judgment.

31      Equity

31.1      Capital

The paid-in share capital is R$7,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

Shareholders	Number of shares in units
	Common		Class "A Preferred		Class B preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	-	-	85,028,598	31.07
BNDES	38,298,775	26.41	-	-	27,282,006	21.26	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free float:	-	-	-	-	-	-		-
B3	18,723,926	12.91	76,763	23.36	67,672,755	52.75	86,473,444	31.61
NYSE	1,112,216	0.77	-	-	33,125,104	25.82	34,237,320	12.51
Latibex	-	-	-	-	166,846	0.13	166,846	0.06
Municipalities	178,393	0.12	9,326	2.84	3,471	-	191,190	0.07
Other shareholders	158,398	0.10	242,538	73.80	45,486	0.04	446,422	0.16
	145,031,080	100.00	328,627	100.00	128,295,668	100.00	273,655,375	100.00

31.2      Equity valuation adjustments

	Parent company	Consolidated
Balance as of January 1, 2018	895,601	895,601
Realization of equity evaluation adjustment
Deemed cost of fixed assets	-	(25,306)
Taxes on adjustments	-	8,604
Deemed cost of fixed assets - equity in the parent company, net of taxes.	(16,702)	-
Reclassification by adoption of CPC 48/IFRS 9
Equity interest investments	(4,391)	(4,391)
Balance as of March 31, 2018	874,508	874,508

31.3      Earnings per share - basic and diluted

Parent company	03.31.2018	03.31.2017
Basic and diluted numerator
Basic and diluted earnings allocated by classes of shares, allocated to controlling shareholders
Common shares	168,194	207,709
Class A preferred shares	419	518
Class B preferred shares	163,665	202,115
	332,278	410,342
Basic and diluted denominator
Weighted average of shares (in thousands):
Common shares	145,031,080	145,031,080
Class A preferred shares	328,627	328,627
Class B preferred shares	128,295,668	128,295,668
	273,655,375	273,655,375
Basic and diluted earnings per share attributable to shareholders of parent company:
Common shares	1.15971	1.43217
Class A preferred shares	1.27568	1.57539
Class B preferred shares	1.27568	1.57539

32      Net Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	and Cofins	ICMS (VAT)	charges (31.2)	(ISSQN)	03.31.2018
Electricity sales to final customers	2,243,611	(206,979)	(520,819)	(196,955)	-	1,318,858
Residential	721,132	(66,732)	(202,406)	(70,498)	-	381,496
Industrial	624,122	(57,113)	(104,700)	(38,233)	-	424,076
Trade, services and other activities	492,095	(45,538)	(145,451)	(48,032)	-	253,074
Rural	220,055	(20,364)	(17,760)	(21,970)	-	159,961
Public entities	52,223	(4,833)	(10,825)	(5,145)	-	31,420
Public lighting	54,486	(5,042)	(15,820)	(5,321)	-	28,303
Public service	79,498	(7,357)	(23,857)	(7,756)	-	40,528
Electricity sales to distribuitors	696,668	(65,428)	-	(13,672)	-	617,568
Bilateral contracts	392,248	(46,341)	-	(8,097)	-	337,810
Electric Energy Trade Chamber - CCEE	183,731	(5,897)	-	(3,792)	-	174,042
CCEAR (auction)	86,396	(10,207)	-	(1,783)	-	74,406
Interest (Note 10.2)	20,624	-	-	-	-	20,624
Quota system	13,669	(2,983)	-	-	-	10,686
Use of the main distribution and transmission grid	1,599,507	(156,531)	(389,318)	(288,249)	-	765,409
Residential	527,780	(51,297)	(151,189)	(103,316)	-	221,978
Industrial	298,424	(23,732)	(97,135)	(47,501)	-	130,056
Trade, services and other activities	303,620	(28,724)	(104,195)	(57,640)	-	113,061
Rural	98,432	(9,531)	(7,339)	(19,422)	-	62,140
Public entities	39,836	(3,872)	(7,833)	(7,837)	-	20,294
Public lighting	41,618	(4,045)	(12,074)	(8,145)	-	17,354
Public service	32,949	(3,202)	(9,553)	(6,449)	-	13,745
Free consumers	171,848	(16,703)	-	(34,177)	-	120,968
Basic netw ork, BN connections, and connection grid	348	(34)	-	(70)	-	244
Operating and maintenance income - O&M	20,194	(9,165)	-	(2,199)	-	8,830
Interest income	64,458	(6,226)	-	(1,493)	-	56,739
Construction income	198,598	-	-	-	-	198,598
Fair value of assets from the indemnity for the concession	9,568	-	-	-	-	9,568
Telecommunications	120,529	(4,518)	(28,792)	-	(655)	86,564
Distribution of piped gas	153,964	(14,474)	(26,319)	-	-	113,171
Sectorial financial assets and liabilities result	221,945	(18,476)	-	-	-	203,469
Other operating revenue	43,444	(7,375)	-	-	(593)	35,476
Leasing and rent (32.1)	29,204	(4,958)	-	-	-	24,246
Income from rendering of services	7,538	(1,280)	-	-	(593)	5,665
Charged service	4,697	(797)	-	-	-	3,900
Other income	2,005	(340)	-	-	-	1,665
	5,287,834	(473,781)	(965,248)	(498,876)	(1,248)	3,348,681
CCEAR - Agreements for Pow er Trade on the Regulated Market

32.1      Leases and rent

32.1.1    Revenues from leases and rentals

Consolidated	03.31.2018	03.31.2017
Equipment and framew ork	28,887	25,362
Facilities sharing	249	1,349
Real estate	68	68
	29,204	26,779

32.1.2    Receivables from non-cancelable leases

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 03.31.2018
Facilities sharing	1,079	5,396	13,352	19,827

32.2      Regulatory charges

Consolidated	03.31.2018	03.31.2017
Energy Development Account - "CDE Energia" (32.2.1)	174,135	205,916
Energy Development Account - "CDE Uso" (32.2.1)	278,695	160,472
Other charges - rate flags	3,059	24,593
Research and development and energy efficiency - R&D and EEP	29,186	26,037
Global Reversion Reserve - RGR quota	11,334	11,526
Inspection fee	2,467	2,380
	498,876	430,924

32.2.1    Energy Development Account - CDE

The primary objectives of the Energy Development Account (CDE) created by Law No. 10,438/2002 and amended by Law No. 12,783/2013, are: (i) universalization of the electric power service; (ii) subsidy to the low income residential subclass; (iii) Fuel Consumption Account - CCC; (iv) amortization of financial operations associated with the compensation upon the reversal of concessions or to meet the purposes of moderateness of tariffs; (v) competitiveness of the power produced by national mineral coal in the areas served by interlinked systems; (vi) competitiveness of the power produced by wind sources, small hydroelectric power plants, biomass, natural gas and other renewable sources; (vii) subsidy for tariff discounts to the distributors due to the loss of revenue from discounts granted on tariffs of use of distribution and transmission systems and on electric power tariffs; (viii) administrative funding grants for management of CDE, CCC and RGR by CCEE; and (ix) compensation to the rural electrification cooperatives, concessionaires or permission holders by the tariff impact from the reduced density of load in relation to the supplying concessionaire.

CDE’s quotas were originally defined based on the CCC figures for the 2001 Interconnected Systems, the values of which were adjusted annually starting in 2002 in proportion to the market growth of each agent, and in 2004 also by the IPCA. As of Law 12,783/2013, the system is changed and quotas are defined based on the resources needed to achieve its purposes and other revenues related to the CDE. The CDE charge incorporates:

i) annual quota of “CDE-Uso”: this quota is allocated to the financing of the objectives of the CDE, set forth in its annual budget, defined by the Federal Government, as provided in §§ 2 and 3 of art. 13 of Law 10,438/2002, with wording given by Law No. 12,783/2013.

ANEEL Resolution No. 2,358/2017 defined the CDE-Uso quotas for 2018, subsequently amended by Resolution No. 2,368/2018, in the amount of R$52,181 as of January 2018, R$112,675 as of February 2018 and R$71,686 as of March 2018;

ii) annual quota “CDE - Energia” (ACR account): this quota is intended for the discharge of credit operations contracted by CCEE in the management of the Regulated Contracting Environment - ACR Account, in compliance with Decree No. 8,222/2014, and pursuant to ANEEL Normative Resolution No. 612/2014.

The purpose of the ACR Account is to cover costs relating to involuntary spot market exposure and the costs of thermal power dispatching in 2014.

Resolution No. 1,863/2015 defined the value of the CDE quota (ACR Account) at R$46,638, as of June 2015. Beginning June 2016, by means of Resolution No. 2,004/2015, the amount of the quota was updated to R$49,362. In April 2017, the quota was reduced to R$37,907 until March 2018, and from April 2018 to March 2020, the quota will be R$49,362, as approved by Resolution No. 2,231/2017. These installments are updated annually, in accordance with the conditions contracted by CCEE for each of the loans made with the participating financial institutions; and

iii) annual quota CDE-Energia: destined to the return of the resources received by the distribution concessionaires, from January 2013 to January 2014, to cover costs relating to involuntary spot market exposure and the hydrological risk of the plants contracted on a regime of quotas, and the costs of thermal power dispatching for reasons of energy security, in compliance with Decree 7,895/2013 and Decree 8,203/2014.

From June 2017 to May 2018, the monthly amount of the CDE-Energia quota was established at R$20,138 by Resolution No. 2,202/2017.

Preliminary injunctions

As a result of preliminary injunctions in favor of the Brazilian Association of Large Industrial Consumers and Free Consumers - Abrace, and of the National Association of Energy Consumers - Anace and other associates, which challenge at court the tariff components of CDE-Uso and CDE-Energia, ANEEL, through Resolutions 1,967/2015, 1,986/2015 and 2,083/2016, ratified the tariff calculation deducting these charges from associates of those entities, as long as the preliminary injunctions granted in Judicial Proceedings No. 24648-39.2015.4.01.3400 and No. 0069262-32.2015.4.01.3400 / 16th Federal Court are in effect.

On the other hand, by the preliminary injunction in favor of Abradee, the associated distributors are guaranteed the right of non-transfer, deducting from the portion of CDE-Uso and CDE-Energia the amounts not collected due to the effects of the preliminary injunction. This deduction, which covers all preliminary injunctions, was approved by ANEEL by Order No. 1,576/2016.

Moreover, in compliance with the preliminary injunction granted in the Judicial Proceedings No. 0028882-30.2016.4.01.3400 of the 2nd Federal Court, ANEEL, through Order No. 2,634/2016, ratified, regarding the 2016 tariff process, new Tariffs for Use of Distribution Systems - Tusd for Abrace members, effective as of June 29, 2016 for as long as the effects of the preliminary injunction relief remain. In addition to the Abrace and Anace associates, other companies have also obtained favorable injunctions, with publication of new tariffs.

By means of Resolution No. 2,255 of 6/20/2017, Article  14, the tariff components of the Energy Tariff (TE) in R$/MWh, which must be applied in compliance with the injunctions granted in lawsuits that remain for the  2017 tariff process. As shown in table 11 to this Resolution, the customer units included in injunctions 0069262-32.2015.4.01.3400, of the National Association of Energy Consumers - Anace, and No. 0028996- 66.2016.4.01.3400, of the Labor Union of Cement Industry– SNIC. On December 18, 2017, ANEEL also approved, through Order No. 4,256, different tariffs for consumer units benefited by injunction No. 5007958-97.2015.4.04.7009. Currently, there are nine consumer units benefited.

Accordingly, the Company has been carrying out the deduction of the payment of the CDE quota from the unbilled amounts resulting from these injunctions, thus not impacting the distributor’s result.

32.3      Copel DIS periodic tariff adjustment

The annual tariff adjustment, which occurs between tariff reviews, is approved by ANEEL based on a formula defined in the concession agreement and on regulations established in Proret, which consider for unmanageable costs (Portion A) the variations incurred in the period and for manageable costs (Portion B) the IPCA variation, adjusted by applying the Factor X.

ANEEL’s Resolution No. 2,255 of June 20, 2017 approved the result of Copel DIS Annual Tariff Review and authorized a 5.85% average adjustment to be perceived by consumers, consisting of: -0.73% related to the inclusion of financial components; 1.07% from updating Portion B; 2.78% from adjusting Portion A; and 2.73% reflecting the withdrawal of the financial components from the previous tariff process.

This adjustment was fully applied to Copel DIS tariffs as of June 24, 2017.

33      Operating Costs and Expenses

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2018
Electricity purchased for resale (33.1)	(1,190,436)	-	-	-	(1,190,436)
Charge of the main distribution and transmission grid	(314,472)	-	-	-	(314,472)
Personnel and management (33.2)	(282,652)	(5,788)	(101,870)	-	(390,310)
Pension and healthcare plans (Note 25.3)	(44,427)	(622)	(15,954)	-	(61,003)
Materials and supplies	(15,876)	(140)	(2,995)	-	(19,011)
Materials and supplies for pow er electricity	(8,693)	-	-	-	(8,693)
Natural gas and supplies for gas business	(77,421)	-	-	-	(77,421)
Third-party services (33.3)	(94,263)	(4,700)	(34,240)	-	(133,203)
Depreciation and amortization	(167,778)	(4)	(6,052)	(3,376)	(177,210)
Estimated losses, provisions and reversals (33.4)	(2,899)	(26,830)	-	(86,312)	(116,041)
Construction cost (33.5)	(209,971)	-	-	-	(209,971)
Other operating costs and expenses, net (33.6)	(51,308)	(4,757)	(37,257)	4,494	(88,828)
	(2,460,196)	(42,841)	(198,368)	(85,194)	(2,786,599)

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2017
Electricity purchased for resale (33.1)	(1,076,509)	-	-	-	(1,076,509)
Charge of the main distribution and transmission grid	(169,011)	-	-	-	(169,011)
Personnel and management (33.2)	(227,577)	(4,307)	(74,214)	-	(306,098)
Pension and healthcare plans (Note 25.3)	(44,349)	(581)	(14,208)	-	(59,138)
Materials and supplies	(17,102)	(273)	(1,996)	-	(19,371)
Materials and supplies for pow er electricity	(5,061)	-	-	-	(5,061)
Natural gas and supplies for gas business	(82,339)	-	-	-	(82,339)
Third-party services (33.3)	(90,471)	(4,138)	(26,301)	-	(120,910)
Depreciation and amortization	(171,153)	(4)	(8,545)	(3,376)	(183,078)
Estimated losses, provisions and reversals (33.4)	(29,857)	(24,673)	-	(44,169)	(98,699)
Construction cost (33.5)	(274,729)	-	-	-	(274,729)
Other operating costs and expenses, net (33.6)	(55,881)	(6,931)	(26,454)	(23,512)	(112,778)
	(2,244,039)	(40,907)	(151,718)	(71,057)	(2,507,721)

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2018
Personnel and management (33.2)	(8,175)	-	(8,175)
Pension and healthcare plans (Note 25.3)	(569)	-	(569)
Materials and supplies	(119)	-	(119)
Third party services	(3,654)	-	(3,654)
Depreciation and amortization	(24)	(280)	(304)
Estimated losses, provisions and reversals (33.4)	-	18,342	18,342
Other operating income (expenses) - (a)	(11,736)	26,472	14,736
	(24,277)	44,534	20,257
(a) From the balance of R$26,472 in the column of Other operacional income (expenses), net, R$25,129 refers to recognition of tax credit, according to note 34.1.

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2017
Personnel and management (33.2)	(7,408)	-	(7,408)
Pension and healthcare plans (Note 25.3)	(853)	-	(853)
Materials and supplies	(117)	-	(117)
Third party services	(4,012)	-	(4,012)
Depreciation and amortization	(19)	(280)	(299)
Estimated losses, provisions and reversals (33.4)	-	(1,389)	(1,389)
Other operating income (expenses)	(2,541)	22	(2,519)
	(14,950)	(1,647)	(16,597)

33.1      Electricity purchased for resale

Consolidated	03.31.2018	03.31.2017
Purchase of Energy in the Regulated Environment - CCEAR	628,374	720,480
Electric Energy Trade Chamber - CCEE	190,709	125,846
Itaipu Binacional	271,447	264,595
Bilateral contracts	156,805	9,148
Program for incentive to alternative energy sources - Proinfa	56,942	54,338
Micro and mini generators and repurchase of customers	1,428	403
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(115,269)	(98,301)
	1,190,436	1,076,509

33.2      Personnel and management

.	Parent company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Personnel
Wages and salaries	1,317	3,648	176,139	180,497
Social charges on payroll	481	1,328	63,363	65,751
Meal assistance and education allow ance	269	238	27,909	27,867
Provisons for profit sharing (a)	222	154	24,416	19,080
Compensation - Voluntary termination program/retirement	4,418	-	91,152	7,192
	6,707	5,368	382,979	300,387
Management
Wages and salaries	1,161	1,606	5,818	4,537
Social charges on payroll	277	400	1,444	1,064
Other expenses	30	34	69	110
	1,468	2,040	7,331	5,711
	8,175	7,408	390,310	306,098
(a) According to Federal Law No. 10,101/2000, State Decree No. 1,978/2007 and State Law No. 16,560/2010.

33.3      Third party services

Consolidated	03.31.2018	03.31.2017
Maintenance of electrical system	34,439	31,596
Maintenance of facilities	22,024	24,065
Communication, processing and transmission of data	25,076	20,990
Meter reading and bill delivery	11,706	12,469
Consumer service	7,920	5,652
Consulting and audit	11,784	5,964
Other services	20,254	20,174
	133,203	120,910

33.4      Estimated losses, provisions and reversals

.	Parent company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Provision (reversal) for litigations	(18,344)	1,389	82,463	40,299
Provision of impairment of assets
Accounts receivable related to the concession compensation (Note 11.1)	-	-	(2,141)	(177)
Property, plant and equipment (Note 19.9)	-	-	5,040	30,034
Allow ance for doubtful accounts (Client and Other credits)	-	-	26,830	24,702
Tax credits estimated losses	-	-	3,847	3,869
Provision for negative equity in investees	2	-	2	-
Estimated losses (reversion) in consortiums	-	-	-	(28)
	(18,342)	1,389	116,041	98,699

33.5      Construction cost

Consolidated	03.31.2018	03.31.2017
Third party services	90,935	108,847
Materials and supplies	84,345	104,831
Personnel	32,007	37,659
Others	2,684	23,392
	209,971	274,729

33.6      Other operating costs and expenses, net

Consolidated	03.31.2018	03.31.2017
Financial offset for the use of w ater resources	33,005	34,286
Taxes	22,627	14,047
Losses in the decommissioning and disposal of assets	14,727	13,592
Compensation	10,140	11,438
Leasing and rent (33.6.1)	9,217	8,490
Advertising and publicity	5,810	4,067
Other net income, costs and expenses	(6,698)	26,858
	88,828	112,778

33.6.1    Leases and rents

Consolidated	03.31.2018	03.31.2017
Real estate	8,573	7,489
Others	1,069	1,336
(-) PIS and Cofins credits	(425)	(335)
	9,217	8,490

33.6.2    Commitments from non-cancelable leases and rents

Consolidated	Less than 1 year	1 to 5 years	Over 5 years	Total 03.31.2018
Rental of w ind farm lands	5,504	29,455	181,347	216,306

34      Financial Results

.	Parent company		Consolidated
	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Financial income
Arrears charges on bills	-	-	54,275	48,062
Interest and monetary variation of CRC transfer (Note 8.1)	43,405	32,197	43,405	32,197
Return on financial investments	6,131	611	24,420	38,211
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	8,947	11,509
Monetary variation over the Itaipu pow er purchase	-	-	3,562	8,748
Recognition of tax credit (34.1)	55,096	-	55,096	-
Other financial income	3,759	9,054	15,690	24,860
	108,391	41,862	205,395	163,587
( - ) Financial expenses
Monetary and cambial variation and debt charges	48,915	63,822	212,965	272,086
Monetary variation and adjust to present value of accounts
payable related to the concession	-	-	21,525	18,361
Interest and monetary variation of CRC transfer	-	5,779	-	5,779
Interest on R&D and EEP (Note 27.2)	-	-	6,107	10,592
Remuneration of net sectorial assets and liabilities (Note 9.2)	-	-	10,763	-
Monetary variation over the Itaipu pow er purchase	-	-	2,064	-
Other financial expenses	(1,910)	39	21,638	12,790
	47,005	69,640	275,062	319,608
Net	61,386	(27,778)	(69,667)	(156,021)

34.1      Recognition of tax credit

On February 14, 2018 the Brazilian Federal Revenue Office recognized tax credit for the restated amount of R$80,226 in favor of the Company regarding the discussion of tax levy on Pasep from July 1988 to July 1995, in connection with the effects of Federal Senate Resolution 49, of October 9, 1995, which suspended the effects of Decree-Laws 2,445/1988 and 2,449/1988, deemed to be unconstitutional by the Federal Supreme Court. From the total amount recognized, R$55,096 were recorded in finance income and R$25,129 in other operating income.

35      Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Parent Company and subsidiaries and by key strategic decision makers responsible for allocating funds and assessing performance.

35.1      Products and services from which we generate revenues from the reportable segments

The Company operates in reportable segments identified by management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the first quarter of 2018, all sales have been to customers within Brazilian territory, as well as all noncurrent assets are located in national territory.

The Company and its subsidiaries did not identify any customer who individually accounts for more than 10% of total net revenues in the first quarter of 2018.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in Note 4 to the financial statements for December 31, 2017.

35.2      The Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22/IFRS 8 are:

Power generation and transmission (GET) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects (GER) and the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines (TRA). For managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is shown separately;

Power distribution (DIS) - this segment comprises the distribution of electric energy, the operation and maintenance of the distribution infrastructure, and related services.

Telecommunications (TEL) - this segment comprises telecommunications and general communications services.

GAS - this segment comprises the public service of piped natural gas distribution.

Power sale (COM) - this segment comprises the sale of electric energy, and related services; and

Holding Company (HOL) - this segment comprises participation in other companies.

35.3      Assets per reportable segment

ASSETS 03.31.2018	Electric Energy		TEL	GAS	COM	HOL	Intersegment operations	Consolidated
	GET	DIS
TOTAL ASSETS	17,484,097	11,347,153	1,091,318	665,218	234,689	3,677,082	(781,130)	33,718,427
CURRENT ASSETS	1,498,560	3,474,609	95,554	176,612	204,239	1,569,643	(1,010,782)	6,008,435
NON-CURRENT ASSETS	15,985,537	7,872,544	995,764	488,606	30,450	2,107,439	229,652	27,709,992
Long term assets	4,069,346	2,096,394	73,935	448,934	27,759	1,915,929	(142,867)	8,489,430
Investments	2,443,106	1,362	-	-	2,450	150,720	-	2,597,638
Property, plant and equipment	9,214,562	-	905,462	-	54	38,462	-	10,158,540
Intangible assets	258,523	5,774,788	16,367	39,672	187	2,328	372,519	6,464,384

35.4      Statement of income per reportable segment

STATEMENT OF INCOME 03.31.2018	Electric Energy			TEL	GAS	COM	HOL	Intersegment operations	Consolidated
	GET		DIS
	GER	TRA
NET OPERATING REVENUES	789,521	186,109	2,207,700	104,510	120,245	242,064	-	(301,468)	3,348,681
Net operating revenues - third-parties	591,377	111,413	2,197,859	85,896	120,245	242,064	-	(173)	3,348,681
Net operating revenues - betw een segments	198,144	74,696	9,841	18,614	-	-	-	(301,295)	-
OPERATING COSTS AND EXPENSES	(378,566)	(136,911)	(2,145,144)	(89,413)	(104,818)	(252,229)	19,014	301,468	(2,786,599)
Energy purchased for resale	(13,444)	-	(1,128,190)	-	-	(247,017)	-	198,215	(1,190,436)
Charges for use of the main transmission grid	(92,892)	-	(300,529)	-	-	-	-	78,949	(314,472)
Personnel and management	(64,591)	(40,379)	(234,485)	(29,199)	(8,855)	(4,040)	(8,761)	-	(390,310)
Pension and healthcare plans	(9,441)	(5,929)	(40,104)	(3,831)	(786)	(340)	(572)	-	(61,003)
Materials and supplies	(2,394)	(1,034)	(14,754)	(428)	(267)	(14)	(120)	-	(19,011)
Raw materials and supplies for generation	(8,693)	-	-	-	-	-	-	-	(8,693)
Natural gas and supplies for gas business	-	-	-	-	(77,421)	-	-	-	(77,421)
Third party services	(28,730)	(6,553)	(89,316)	(19,352)	(4,868)	(376)	(3,898)	19,890	(133,203)
Depreciation and amortization	(89,078)	(1,787)	(68,775)	(11,614)	(5,635)	(2)	(319)	-	(177,210)
Provision/reversal for litigations	(10,426)	(21,794)	(57,974)	(10,574)	(3)	(32)	18,340	-	(82,463)
Impairment of assets	(2,899)	-	-	-	-	-	-	-	(2,899)
Other estimated losses, provisions and reversals	(3,705)	308	(22,137)	(3,265)	(1,878)	-	(2)	-	(30,679)
Construction cost	-	(54,585)	(152,796)	-	(2,590)	-	-	-	(209,971)
Other operating costs and expenses, net	(52,273)	(5,158)	(36,084)	(11,150)	(2,515)	(408)	14,346	4,414	(88,828)
EQUITY IN EARNINGS OF INVESTEES	2,079	26,866	-	-	-	(7)	(420)	-	28,518
PROFIT (LOSS) BEFORE FINANCIAL INCOME AND TAX	413,034	76,064	62,556	15,097	15,427	(10,172)	18,594	-	590,600
Financial income	11,647	2,772	73,899	5,506	5,890	2,054	109,205	(5,578)	205,395
Financial expenses	(121,305)	(29,914)	(65,272)	(10,811)	(6,191)	(69)	(47,078)	5,578	(275,062)
OPERATING PROFIT (LOSS)	303,376	48,922	71,183	9,792	15,126	(8,187)	80,721	-	520,933
Income Tax and Social Contribution	(113,932)	(7,396)	(24,988)	(3,005)	(6,889)	2,805	(27,948)	-	(181,353)
NET INCOME (LOSS)	189,444	41,526	46,195	6,787	8,237	(5,382)	52,773	-	339,580

35.5      Additions to noncurrent assets by reportable segment

03.31.2018	Electric Energy		TEL	GAS	COM	HOL	Consolidated
	GET	DIS
Property, plant and equipment
Additions	369,220	-	50,926	-	-	74	420,220
Intangible assets
Additions	230	132,325	473	2,016	1	84	135,129

36      Risk Management and Financial Instruments

36.1      Categories and determination of fair value of financial instruments

Consolidated	Note	Level	03.31.2018		12.31.2017
			Book value	Fair value	Book value	Fair value
Financial assets
Fair value through profit or loss
Cash and cash equivalents (a)	5	1	1,697,463	1,697,463	1,040,075	1,040,075
Bonds and securities (b)	6	1	42,401	42,401	687	687
Bonds and securities (b)	6	2	176,147	176,147	218,976	218,976
Accounts receivable related to the concession (c)	10	3	1,004,160	1,004,160	987,874	987,874
Accounts receivable related to the concession (c)	10	1	103,435	103,435	99,969	99,969
Accounts receivable related to the concession compensation (d)	11	3	71,656	71,656	68,859	68,859
Other temporary investments (e)	16	1	9,836	9,836	8,958	8,958
Other temporary investments (e)	16	2	10,234	10,234	9,769	9,769
			3,115,332	3,115,332	2,435,167	2,435,167
Amortized cost
Pledges and restricted deposits linked (a)		1	39,839	39,839	59,372	59,372
Collaterals and escrow accounts STN (f)	23.1	2	76,050	60,046	75,665	57,188
Trade accounts receivable (a)	7	1	2,728,797	2,728,797	2,994,322	2,994,322
CRC Transferred to the State Government of Paraná (g)	8	2	1,494,737	1,593,977	1,516,362	1,620,212
Sectorial financial assets (a)	9	1	435,948	435,948	343,218	343,218
Accounts receivable related to the concession (c)	10	1	1,455,203	1,455,203	1,397,430	1,397,430
Accounts receivable related to the concession - RBSE (c)	10	1	1,395,495	1,395,495	1,418,370	1,418,370
Accounts receivable related to the concession -
bonus from the grant (h)	10	2	610,768	698,966	606,479	694,463
State of Paraná - Government Programs (a)	15.1	1	14,266	14,266	130,417	130,417
			8,251,103	8,422,537	8,541,635	8,714,992
Total financial assets			11,366,435	11,537,869	10,976,802	11,150,159
Financial liabilities
Amortized cost
Sectorial financial liabilities (a)	9	1	184,651	184,651	283,519	283,519
Ordinary financing of taxes w ith the federal tax authorities (f)	13.3	2	133,900	129,830	148,845	142,702
Special Tax Regularization Program - Pert (f)	13.3	2	529,688	442,910	533,671	431,036
Suppliers (a)	22	1	1,430,001	1,430,001	1,727,046	1,727,046
Loans and financing (f)	23	2	3,627,212	3,491,950	3,759,505	3,569,856
Debentures (i)	24	1	6,766,608	6,766,608	6,070,978	6,070,978
Payable related to concession (h)	28	3	560,398	652,881	554,954	645,904
Total financial liabilities			13,232,458	13,098,831	13,078,518	12,871,041
Different levels are defined as follows:
Level 1: Obtained from quoted prices (not adjusted) in active markets for identical assets and liabilities;
Level 2: obtained through other variables in addition to quoted prices included in Level 1, w hich are observable for the assets or liabilities;
Level 3: obtained through assessment techniques w hich include variables for the assets or liabilities, w hich how ever are not based on observable market data.

Determining fair values

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     For assets classified as level 1 or level 2, calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     The criteria are disclosed in Note 4.1.1 to this quarterly information.

d)     The fair values of generation assets approximate their book values, according to Note 4.3.10 to the financial statements for the year ended 12/31/2017.

e)     Calculated according to the price quotations published in an active market, for assets classified as level 1, and determined in view of the comparative assessment model for assets classified as level 2.

f)      Calculated based on the cost of the last issue by the Company, 119.0% of the CDI for discount of the expected payment flows.

g)     The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2024, which yields approximately 4.63% p.y. plus the IPCA inflation index.

h)     Receivables related to the concession agreement for providing electricity generation services under quota arrangements at their fair value calculated by expected cash inflows discounted at the rate established in ANEEL auction notice 12/2015 (9.04%).

i)      Calculated from the Unit Price quotation (PU) for 3/29/2018, obtained from the Brazilian Association of Financial and Capital Markets (Anbima), net of financial cost to amortize.

j)      Real net discount rate of 8.11% p.a., in line with the Company’s estimated rate for long-term projects.

36.2      Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1    Credit risk

Credit risk is the risk of the Company and its subsidiaries incurring losses due to a customer or financial instrument counterparty, resulting from failure in complying with contract obligations.

Consolidated Exposure to credit risk	03.31.2018	12.31.2017
Cash and cash equivalents (a)	1,697,463	1,040,075
Bonds and securities (a)	218,548	219,663
Pledges and restricted deposits linked (a)	115,889	135,037
Trade accounts receivable (b)	2,728,797	2,994,322
CRC Transferred to the State Government of Paraná (c)	1,494,737	1,516,362
Sectorial financial assets (d)	435,948	343,218
Accounts receivable related to the concession (e)	3,958,293	3,903,643
Accounts receivable related to the concession - Bonus from the grant (f)	610,768	606,479
Accounts receivable related to the concession compensation (g)	71,656	68,859
State of Paraná - Government Programs (h)	14,266	130,417
Other temporary investments (i)	20,070	18,727
	11,366,435	10,976,802

a)     The Company’s Management manages the credit risk of its assets in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility that the Company might incur in losses resulting from difficulties to receive its billings to customers. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting default consumers, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, , as established in the agreement.

c)     Management believes this credit risk is low because repayments are secured by funds from dividends.

d)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs.

e)     Management believes this risk is very low because these contracts assure an unconditional right to be paid in cash by the concession Granting Authority at the end of the concession period for any infrastructure investments not recovered through tariffs by the end of the period, specifically for the transmission business, since RAP is guaranteed revenue that does not involve demand risk.

For investments made in infrastructure and that were not recovered through tariff until the end of the concession, the agreements assure the right to receive cash until the end of the concession to be paid by the Granting Authority.

For the amount relating to RBSE assets existing on May 31, 2000, ANEEL published Normative Resolution 589/2013, which defines criteria for calculating the New Replacement Value (VNR). Given that on April 20, 2016, through MME Ordinance 120, the Granting Authority defined the means and period for receiving this asset regulated by. ANEEL Normative Resolution 762/2017, Management considers the risk of this credit to be low, even considering the injunctions that temporarily reduced the RAP receivable, regarding the cost of equity determined in RSBE’s assets from January 2013 to June 2017, as described in Note 10.4.

f)      Management considers the risk of this credit to be very low, as the contract for the sale of energy by quota guarantees the receipt of an Annual Generation Revenue - RAG guaranteed which includes the annual amortization of this amount during the concession term.

g)     For the generation concession assets, ANEEL published Normative Resolution 596/2013, which defines criteria for calculating the New Replacement Value (VNR), for indemnity purposes. Although the Granting Authority has not yet disclosed the means of remunerating these assets and there are uncertainties as to approval or ratification of investments made in this respect, Management believes that compensation for these assets indicates the recoverability of the recorded balance.

h)     Management believes this credit risk is very low because these are specific programs together with the State Government.

i)      The risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.

36.2.2    Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short-, medium- and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year. From 2021, 2020 indicators are repeated through the forecast period.

Consolidated	Interest (a)	Less than 1 month	1 to 3 months	3 months to 1 year	1 to 5 years	Over 5 years	Total liabilities
03.31.2018
Loans and financing	Note 23	31,990	133,361	884,918	2,198,688	1,292,403	4,541,360
Debentures	Note 24	80,511	808,439	1,084,943	5,798,739	443,379	8,216,011
Payable related to concession	Rate of return +
use of public property	IGP-M and IPCA	5,430	10,959	50,475	297,758	1,448,220	1,812,842
Suppliers	-	1,024,648	88,181	238,645	78,527	-	1,430,001
Ordinary financing of taxes
with the federal tax authorities	Selic	5,601	11,268	51,753	71,943	-	140,565
Special Tax Regularization Program - Pert	Selic	3,749	7,554	34,889	215,820	491,083	753,095
Sectorial financial liabilities	Selic	7,750	15,617	72,270	101,872	-	197,509
		1,159,679	1,075,379	2,417,893	8,763,347	3,675,085	17,091,383
(a) Effective interest rate - weighted average.

As disclosed in Notes 23.5 and 24.3, the Company and its subsidiaries have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3    Market risk

Market risk it is the risk that fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)    Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagas reporting losses on the fluctuations in exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. Compagas monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of 3/31/2018 and the probable scenario assumes a variation in the exchange rate - end of period (R$/US$3.37) based on the median market expectation for 2018 reported in the Central Bank’s Focus report of 5/4/2018. For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

Foreign exchange risk	Risk	Baseline 03.31.2018	Projected scenarios - Dec.2018
			Probable	Scenario 1	Scenario 2

Financial assets
Collaterals and escrow accounts - STN	USD depreciation	76,050	1,057	(18,220)	(37,496)
.		76,050	1,057	(18,220)	(37,496)
Financial liabilities
Loans and financing - STN	USD appreciation	(90,833)	(1,263)	(24,286)	(47,310)
Suppliers
Eletrobras (Itaipu)	USD appreciation	(213,098)	(2,962)	(56,977)	(110,992)
Acquisition of gas	USD appreciation	(43,048)	(598)	(11,510)	(22,422)
		(346,979)	(4,823)	(92,773)	(180,724)

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) Financial Instruments. Disclosure. Based on the equity position and the notional value of the financial instruments held as of 3/31/2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not engaged in transactions with derivatives to cover this risk, but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline scenario takes into account the existing balances in each account as of 3/31/2018 while the ‘probable’ scenario assumes balances reflecting varying indicators as follows: CDI/Selic - 6.25%, IPCA - 3.49%, IGP DI - 4.53%, IGP-M - 4.80% and TJLP - 6.10%, estimated as market average projections for 2018 according to the Focus Report issued by the Central Bank of Brazil as of 5/4/2018, except TJLP that considers the Company’s internal projection.

For the scenarios 1 and 2, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the probable scenario.

Interest rate risk and monetary variation	Risk	Baseline	Projected scenarios - Dec.2018
		03.31.2018	Probable	Scenario 1	Scenario 2
Financial assets
Bonds and securities	Low CDI/SELIC	218,548	10,167	7,643	5,110
Collaterals and escrow accounts	Low CDI/SELIC	39,839	1,853	1,394	932
CRC transferred to the State Government of Paraná	Low IGP-DI	1,494,737	50,501	37,928	25,321
Sectorial financial assets	Low Selic	435,948	20,279	15,238	10,178
Accounts receivable related to the concession	Low IPCA	4,569,061	119,081	89,406	59,668
Accounts receivable related to the concession compensation	Undefined (a)	71,656	-	-	-
State of Paraná - Government Programs	No risk	14,266	-	-	-
		6,844,055	201,881	151,609	101,209
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	(1,062,496)	(49,425)	(61,667)	(73,864)
BNDES	High TJLP	(1,482,368)	(67,314)	(83,990)	(100,606)
BNDES	High IPCA	(11,054)	(288)	(360)	(431)
Promissory notes	High CDI	(540,274)	(25,132)	(31,357)	(37,559)
Banco do Brasil - Distribution of Funds from BNDES	High TJLP	(115,644)	(5,251)	(6,552)	(7,849)
Caixa Econômica Federal	High TJLP	(503)	(23)	(28)	(34)
Other	No risk	(324,040)	-	-	-
Debentures	High CDI/SELIC	(6,056,534)	(281,738)	(351,518)	(421,045)
Debentures	High IPCA	(549,782)	(14,329)	(17,892)	(21,448)
Debentures	High TJLP	(160,292)	(7,279)	(9,082)	(10,879)
Suppliers - renegotiation of gas	High IGP-M	(72,456)	(2,593)	(3,237)	(3,878)
Sectorial financial liabilities	High Selic	(184,651)	(8,590)	(10,717)	(12,837)
Ordinary financing of taxes w ith the federal tax authorities	High Selic	(133,900)	(6,229)	(7,771)	(9,309)
Special Tax Regularization Program - Pert	High Selic	(529,688)	(24,640)	(30,743)	(36,823)
Payable related to concession	High IGP-M	(512,821)	(18,353)	(22,908)	(27,450)
Payable related to concession	High IPCA	(47,577)	(1,240)	(1,548)	(1,856)
.		(11,784,080)	(512,424)	(639,370)	(765,868)
(a) Risk assessment still requires ruling by the Granting Authority.

In addition to the sensitivity analysis required by CVM Resolution No. 475/2008, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) Financial Instruments. Based on the equity position and the notional value of the financial instruments held as of 3/31/2018, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

36.2.4    Electricity shortage risk

Approximately 64% of installed capacity in the country currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to hydrological conditions that are unpredictable, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

From 2014, the reservoirs of the Southeast/Midwest, North and Northeast regions have been subject to adverse climate situations, leading agencies responsible for this industry to adopt water resources optimization measures to guarantee full compliance with load.

The economic crisis that the country is going through has had a significant impact on the consumption of electricity, practically stagnating its growth in the last 4 years, being decisive to avoid a greater difficulty in the full service of the market.

Regarding short-term risk, the Electric Power Industry Monitoring Committee - CMSE has been reporting a balance between energy supply and demand, and indices have been kept within safety margins. The same position is adopted by ONS regarding the risk of deficit in the medium term, as stated in the 2018-2022 Energy Operation Plan.

Although dam storage levels are not ideal, from the standpoint of regulatory agencies, when combined with other variables they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council - CNPE (maximum risk of 5%) in all subsystems.

36.2.5    Risk of GSF impacts

The Energy Reallocation Mechanism (MRE) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, of the need for a centralized operation associated with a centrally calculated optimum price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee - GF and is also calculated centrally.  Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to be backed. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows recorded since 2014 as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by Copel.

For the contracts in the ACR, Law 13,203/2015, allowed the generators to contract insurance of the load, by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy produced by Mauá, Foz do Areia, Santa Clara, Fundão, Baixo Iguaçu and Cavernoso II Thermoelectric Plants.

For the distribution segment, the effects of the GSF are perceived in the costs of the contracts for availability, as well as in the costs associated with quota of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013. This is a financial risk, however, since it guarantees the neutrality of energy purchase expenses through a tariff transfer.

36.2.6    Risk of non-renewal of concessions - generation and transmission

Currently, the extension of generation, transmission and distribution concessions covered by Articles 17, 19 and 22 of Law No. 9,074/1995 is governed by Law 12,783/2013. However, extension is permitted after express acceptance of conditions of that Law, such as: i) distribution and transmission revenue determined according to criteria established by ANEEL; ii) submission to service quality standards defined by ANEEL; (iii) change from price remuneration to tariff calculated by ANEEL for each plant; and (v) allocation of plant energy and capacity physical guarantee shares to concessionaires and permission holders of distribution public utilities.

Concessions of hydroelectric power generation, electric power transmission and distribution may be extended at the discretion of the Concession Grantor, one single time, for a period of up to 30 years. However, for concessions of thermoelectric power generation, extension period is limited to 20 years. Decree 9,187 of November 1, 2017 regulates the extension of the thermoelectric power generation concessions set forth in Law 12,783.

Current regulation also defines that the concessionaire should request extension of concession of up to 60 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants.

It was also defined that, if the concessionaire opts to extend its concession, the Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date, and may also define initial tariff or revenue.

On March 24, 2017 Copel GeT filed with ANEEL its intention to extend the granting of the Figueira Hydroelectric Plant generation concession, emphasizing, however, that it will sign the necessary contracts and / or amendments only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant. For the other plants of Copel GeT with concessions ending within a term of ten years, the deadlines for the Company to inform about the extension or not of the generation concessions are shown below:

Plant	Deadline for manifestation
HPP Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	09.17.2018
HPP Apucaraninha	10.12.2020
HPP Chaminé	08.16.2021
HPP Guaricana	08.16.2021

These five plants represent a Physical Guarantee of an average 620.69 MW.

The Company will make analyses in the future to decide on whether or not concessions should be extended in view of conditions imposed by the Concession Grantor, aiming at preserving its profitability levels.

In case extension is not brought forward, the Concession Grantor will open a tender bid process for concessions of the auction or competition type, considering for tender bid judgment, the lowest tariff value and the highest offer to pay grant bonus.

Copel GeT does not have any transmission concession ending in the next ten years.

36.2.7    Risk of non-renewal of concessions - distribution of electricity

On December 9, 2015, pursuant to the term of Concession Agreement amendment No. 46/1999 of Copel DIS, concession was extended, provided that quality and efficiency parameters for provision of distribution services are met, measured by indicators that consider duration and frequency of service interruptions (DECi and FECi) and efficiency in the Company’s economic and financial management.

The fifth amendment to the concession agreement imposes indexes of economic and financial efficiency and quality. Failure to comply with the indexes for two consecutive years or any limits at the end of the first five years will result in the termination of the concession (clause 18, subclause 1), observing the agreement terms, specifically the right to full defense and reconsideration. Non-compliance with the global electricity supply quality indicators (DEC and FEC) for two consecutive years or three times in five years, depending on ANEEL’s regulation, may limit the payment of dividends or interest on capital (clause 2, subclause 8), while the breach of the economic and financial sustainability indicators may require a capital contribution from the controlling shareholders (clause 13, subclause 4). From the sixth year following the signing of the agreement, the breach of quality criteria for three consecutive years or of economic and financial management criteria for two consecutive years will result in the opening of an expiration process (clause 12, subclause 14), causing the end of the concession.

The following table sets out the targets set for Copel DIS in the first five years of the renewal:

		Quality (Limit Established) (a)		Quality (Performed)
Year	Economic and Financial Management	DECi (b)	FECi (b)	DECi (c)	FECi (c)
2016		13.61	9.24	10.80	7.14
2017	EBITDA ≥ 0	12.54	8.74	10.41	6.79
2018	EBITDA (-) QRR ≥ 0 (d)	11.23	8.24	-	-
2019	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (0.8 * SELIC) (d) (e)	10.12	7.74	-	-
2020	{Net Debt / [EBITDA (-) QRR]} ≤ 1 / (1.11 * SELIC) (d) (e)	9.83	7.24	-	-

(a) According to Aneel s Technical Note No. 0335/2015.
(b) DECi - Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi - Equivalent Frequency of Interruption Caused by Internal Source per Consumer Unit.
(c) The DECi and FECi indicators are calculated by ANEEL and the performed data w ere not officially released for the year 2017

(d) QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. This is the value defined in the most recent Periodical Tariff Review (RTP), plus the General Market Price Index (IGP-M) betw een the month preceding the RTP and the month preceding the twelve-month period of the economic and financial sustainability measurement.

(e) Selic: limited to 12.87% p.y.

36.2.8    Risk of non-extension of the gas distribution concession

As presented in Note 2.1.1, the expiration date of the gas distribution concession of the subsidiary Compagás is under discussion with the concession grantor.

In the event of non-extension of the concession, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

36.2.9    Risk of overcontracting and undercontracting of electricity

In the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law No. 10,484/2014 and Decree No. 5,163/2004, which determine that distributors must purchase the volume required to serve 100% of their market through auctions on the Regulated Contacting Environment - ACR.

The contracting of the total output available in the market is verified by observing the period comprising the calendar year, and the difference between the costs remunerated by the tariff and those actually incurred on the power purchase are fully passed on to captive consumers as long as the Distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market, the ANEEL and the MME implemented a series of measures aiming at the migration of overcontracting. Between the years 2015 and 2017, we highlight:

• Normative Resolution No. 700/2016, which regulated the recognition of involuntary overcontracting arising from the reallocation of assured power quota of plants renewed pursuant Law 12,783/2013;

• Normative Resolutions No. 693/2015 and 727/2016, which regulated the New Energy and Decrease Clearing Facility (“Mecanismo de Compensação de Sobras e Déficits - MCSD-EN”), for the contracts arising from new generation projects, which enabled the reallocation of energy between distributors and generators;

• Normative Resolution No. 711/2016, which established criteria and conditions for bilateral agreements between distributors and generators, under the temporary, total or partial reduction in the contracted power, permanent reduction, however partial, and also the contractual restriction.

• Decree 9,143/2017 was published, which, among other measures, changes Decree 5,163/2014, recognizing: i) the involuntary contractual exposures arising from the migration of special consumers to the free market, provided that the evaluation of the maximum effort by distributors is considered by ANEEL; and ii) the contractual right to the reduction of existing power auctions, by the amounts related to the migration of special consumers to the free market. Eligible contracts are those arising from power auctions held after June 2016, pursuant to Normative Resolution No. 726/2016

Also in 2017, ANEEL initiated Public Hearing 70/2017, aiming at obtaining support for the regulation of mechanism for sale of contractual surplus, by free market distributors, pursuant to Law 13,360/2016, specifically to free consumers, sellers, generators and self-producers. The discussions will continue in 2018, but there is already an expectation that the mechanism can be used as an important tool for managing contracting by distributors.

Regarding Copel DIS contracting for 2018, the indicators pointed preliminarily to an overcontracting scenario, where mitigating actions would be required. All tools available were used to manage the contracting, seeking to meet the requirement to put forth its maximum effort to adjust its contracting level to regulatory limits. In this context, the distributor:

a) reported its surpluses, in Free Changes and New Energy MCSD, related to exceeding amounts of energy of physical guarantee quotas and not contracted by special consumers;

b) returned fully, in MCSD 4%, related to the market fluctuations of up to 4% of the contracted amounts of existing electricity;

c) returned fully, in monthly MCSD, the amounts of energy not contracted by potential free consumers; and

d) established agreements with generators for contract reduction, entering into bilateral agreements in accordance with Normative Resolution No. 711/2016;

In accordance with current market data, Copel DIS projects to end 2018 with a contracting level of 100% to 105%, without impairing the ongoing monitoring of indicators throughout the year, mainly in relation to the adoption of any mitigating actions.

36.2.10  Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagas and UEG Araucária.

The natural gas supply contract between Brazil and Bolivia is effective for twenty years, ending in 2019. In the event of non-renewal of this contract, currently centralized at Petrobras, the direct consumers or state distributors shall negotiate directly with Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

On the other hand, the volume of natural gas produced in the pre-salt has increased. The Brazilian’s current net output is 67 million m³/day and with growing trend.

In addition to the gas from Bolivia and from the pre-salt, there is the alternative of importing the Liquified Natural Gas (LNG). Currently Petrobras has tree regasification stations with total capacity of 41 million m³/day.

There are still projects of new regasification stations in all Brazilian regions, and the stations located in the South have capacity to meet the consumption of this region of the country.

In the international market, the natural gas price has remained stable, indicating a balance between supply and demand.

In this scenario, the natural gas shortage risk can be considered low.

36.3      Capital management

The Company seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. Corporate goal established in strategic planning provides for maintenance of index below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

36.3.1    The equity indebtedness is shown below:

	Parent company		Consolidated
Indebtedness	03.31.2018	12.31.2017	03.31.2018	12.31.2017
Loans and financing	888,162	986,112	3,627,212	3,759,505
Debentures	1,841,799	1,215,481	6,766,608	6,070,978
(-) Cash and cash equivalents	464,512	56,833	1,697,463	1,040,075
(-) Bonds and securities (current)	91	90	1,361	1,341
Net debt	2,265,358	2,144,670	8,694,996	8,789,067
Equity	15,523,944	15,207,842	15,833,907	15,510,503
Equity indebtedness	0.15	0.14	0.55	0.57

37      Related Party Transactions

Consolidated	Assets		Liabilities		Revenue		Cost / Expense
Related parties / Nature of operation	03.31.2018	12.31.2017	03.31.2018	12.31.2017	03.31.2018	03.31.2017	03.31.2018	03.31.2017
Controlling shareholder
State of Paraná - dividends payable	-	-	85,710	85,710	-	-	-	-
CRC Transfer (Note 8)	1,494,737	1,516,362	-	-	43,405	26,418	-	-
"Luz Fraterna" Program (a)	8,792	168,405	-	-	-	-	-	-
2014 World Cup construction w ork (Note 15.1)	14,266	14,266	-	-	-	-	-	-
Morar Bem Paraná Program	-	261	-	-	-	-	-	-
Remuneration and employ social security charges assigned (b)	50	56	-	-	-	-	-	-
Telecommunication services (c)	26,378	28,750	-	-	10,146	9,877	-	-
Sistema Meteorológico do Paraná - Simepar (d)	-	-	-	-	-	-	-	(467)
Entities with significant influence
BNDES and BNDESPAR - dividends payable (e)	-	-	59,366	59,366	-	-	-	-
Financing (Note 23)	-	-	1,542,411	1,576,660	-	-	(31,722)	(36,855)
Debentures - Compagás (Note 24)	-	-	36,453	42,675	-	-	(861)	(1,542)
Debentures - w ind farms (f)	-	-	278,276	281,448	-	-	(7,562)	(8,420)
State of Paraná investee
Sanepar (c) (g)	24	24	-	-	1,005	886	(437)	(402)
Dividends	12,095	12,095	-	-	-	-	-	-
Joint ventures
Voltalia São Miguel do Gostoso - Dividends	1,032	1,032	-	-	-	-	-	-
Costa Oeste Transmissora de Energia (h) (i) (j) (n)	106	206	60	59	260	255	(233)	(567)
Marumbi Transmissora de Energia (h) (j) (n)	340	500	40	37	931	856	(75)	(226)
Caiuá Transmissora de Energia (h) (i) (j)	320	320	272	271	961	924	(1,101)	(4,111)
Dividends	1,991	1,991	-	-	-	-	-	-
Integração Maranhense Transmissora (h) (j)	-	-	45	43	-	-	(148)	(431)
Dividends	4,012	4,012	-	-	-	-	-	-
Matrinchã Transmissora de Energia (h) (j)	-	-	252	220	-	-	(884)	(1,925)
Dividends	36,840	36,840	-	-	-	-	-	-
Transmissora Sul Brasileira (h) (j)	-	-	80	72	-	-	(252)	(768)
Guaraciaba Transmissora de Energia (h) (j)	-	-	115	74	-	-	(323)	(983)
Dividends	11,541	11,541	-	-	-	-	-	-
Paranaíba Transmissora de Energia (j)	-	-	173	159	-	-	(563)	(65)
Dividends	7,093	7,093	-	-	-	-	-	-
Cantareira Transmissora de Energia (h)	-	-	113	-	-	-	(113)	-
Dividends	2,146	2,146	-	-	-	-	-	-
Mata de Santa Genebra Transmissão (h)	211	78	-	-	369	1,490	-	-
Dividends	3,264	3,264	-	-	-	-	-	-
Associates
Dona Francisca Energética S.A. (k)	-	-	1,436	1,436	-	-	(2,871)	(4,170)
Foz do Chopim Energética Ltda. (c) (h)	475	163	-	-	802	488	-	-
Sercomtel S.A. Telecomunicações (c) (l)	2,885	3,778	-	-	1,880	2,020	(1)	-
Key management staff
Fees and social security charges (Note 33.2)	-	-	-	-	-	-	(7,331)	(5,711)
Pension and healthcare plans (Note 25)	-	-	-	-	-	-	(425)	(271)
Other related parties
Fundação Copel (c)	52	38	-	-	77	77	-	-
Administrative property rental	-	-	344	349	-	-	(4,776)	(4,223)
Pension and healthcare plans (Note 25)	-	-	876,840	866,103	-	-	-	-
Lactec (m)	-	-	1,751	1,762	-	-	(3,557)	(1,005)

a)     The Luz Fraterna Program, created under Law No. 491/ 2013 and No. 17,639/2013, allows the State Government to pay for the electricity bills of low income families in Paraná - which have duly applied for the program - provided their consumption does not exceed 120 kWh a month. This benefit is available to residential customers with single-phase connections, rural customers with single-phase connections or two-phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to the Company.

b)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The balances shown are net of allowance for loan losses in the amount of R$1,193 as of 3/31/2018 (R$1,193 as of 12/31/2017).

c)     Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure.

d)     The Meteorological System of Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar had contracts with Copel, effective until November 6, 2017, for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.

e)     BNDES is the parent company of BNDES Participações S.A. - - BNDESPAR, which has significant influence over Copel (Note 31.1).

f)      BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel (Note 24).

g)     Basic sanitation provided by Sanepar.

h)     Charges for the use of the Transmission System and revenue from operating and maintenance contracts, engineering services and sharing of facilities with Copel GeT.

i)      Copel DIS has transmission system connection contracts (CCT) with two companies - Costa Oeste Transmissora de Energia and Caiuá Transmissora de Energia - expiring upon the termination of the distribution or transmission concession, whichever occurs first.

j)      Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concessionaires whose object is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution No. 666/2015. Amounts are defined for four subsequent years, with annual reviews.

k)     Power purchase and sale agreement signed by Dona Francisca Energética and Copel GeT, expiring on March 31, 2025.

l)      Light pole sharing agreement, signed between Sercomtel S.A. Telecomunicações and Copel DIS, expiring on December 28, 2018.

m)    The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associated. Lactec has service and R&D contracts with Copel GeT and Copel DIS, which are subject to prior or later control and approval by ANEEL. The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

n)     Personnel cost-sharing agreement entered into with Copel and its subsidiaries.

The values resulting from operating activities of Copel DIS with related parties are billed at the rates approved by ANEEL.

37.1      Guarantees and endorsements awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 23 and 24.

Copel provided financial guarantees, in the form of corporate bond, for power purchase agreements made by Copel GeT, in the total amount of R$3,608 and made by Copel Energia, in the amount of R$76,921.

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

Company		Operation	Date issued	Final maturity	Amount approved	Balance 03.31.2018	Interest %	Amount endorsement/ security
(1)	Caiuá Transmissora	Financing	12.23.2013	02.15.2029	84,600	69,808	49.0	34,206
(2)	Guaraciaba Transmissora	Financing	09.28.2016	01.15.2031	440,000	414,105	49.0	202,911
(3)	Integração Maranhense	Financing	12.30.2013	02.15.2029	142,150	113,960	49.0	55,840
(4)	Mata de Santa Genebra	Financing	11.30.2017	07.15.2033	1,018,500	824,504	50.1	413,077
(5)	Matrinchã Transmissora	Financing	12.27.2013	05.15.2029	691,440	555,433	49.0	272,162
(6)	Matrinchã Transmissora	Debentures	05.15.2016	06.15.2029	180,000	198,800	49.0	97,412
(7)	Paranaíba Transmissora	Financing	10.21.2015	10.15.2030	606,241	576,935	24.5	141,349
(8)	Paranaíba Transmissora	Debentures	01.15.2017	03.15.2028	120,000	106,671	24.5	26,134
(9)	Voltalia São Miguel do Gostoso Part. S.A. (a)	Debentures	01.15.2016	12.15.2028	57,000	54,893	49.0	26,898
(10) Usina de Energia Eólica Carnaúba S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	63,103	49.0	30,920
(11) Usina de Energia Eólica Reduto S.A. (a)		Financing	08.24.2015	11.15.2031	70,000	59,106	49.0	28,962
(12) Usina de Energia Eólica Santo Cristo S.A. (a)		Financing	08.24.2015	11.15.2031	74,000	62,077	49.0	30,418
(13) Usina de Energia Eólica São João S.A. (a)		Financing	08.24.2015	11.15.2031	68,000	57,589	49.0	28,219
(14) Cantareira Transmissora de Energia		Financing	12.28.2016	09.15.2032	426,834	455,233	49.0	223,064
(15) Cantareira Transmissora de Energia		Debentures	01.09.2018	08.15.2032	100,000	102,246	49.0	50,101
								1,661,673
(a) Subsidiaries of Voltália São Miguel do Gostoso I Participações S.A.
Financial institution (fund provider):
BNDES: (1) (2) (3) (4) (5) (7) (10) (11) (12) (13) (14)
Allocation:
Investment Program and/or Working capital.
Endorsement/Security:
Provided by Copel Geração e Transmissão: (1) (3);
Provided by Copel: (2) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15)
Securities offered for the transaction:
Pledge of shares of Copel Geração e Transmissão proportional to the interest in projects.

Performance bond Company	Final maturity	Amount Insured	% endorsement Copel GeT	Amount endorsement
Matrinchã Transmissora	03.31.2019	90,000	49.0	44,100
Guaraciaba Transmissora	04.30.2019	47,000	49.0	23,030
Paranaíba Transmissora	07.26.2018	48,000	24.5	11,760
Mata de Santa Genebra	05.26.2018	78,300	50.1	39,228
Cantareira Transmissora	11.30.2018	31,200	49.0	15,288
				133,406

38      Commitments

Commitments related to long-term contracts not yet incurred, and therefore not recognized in the financial statements, are as follows:

Consolidated	03.31.2018
Energy purchase and transportation contracts	136,218,586
Additions to property, plant and equipment
Construção de linhas de transmissão e subestações	404,320
Construction of HPP Colíder pow er plant	41,005
Construction of HPP Baixo Iguaçu	198,414
Construction of Cutia w ind farm	407,110
Telecommunications w orks	111,830
Additions to intangible assets	230,699
Gas purchase contracts	42,850

39      Insurance

Details by risk type and effectiveness date of the main policies can be seen below.

Consolidated Policy	End of term	Insured amount
Nominated Risks	08.24.2018	2,172,442
Operational risks - HPP Governador Jayme Canet Junior	11.23.2018	799,290
Operational risks - UEG Araucária (a)	05.31.2018	728,750
Operational risks - Brisa Potiguar	06.27.2018	720,713
Fire - ow ned and rented facilities	08.24.2018	597,716
Operational risks - São Bento	06.27.2018	449,928
Legal guarantee - Office of the General Counsel to the National Treasury	05.10.2020	326,712
Operational risks - Elejor	03.11.2019	395,100
D&O Insurance (a)	03.28.2019	83,095
Aviation insurance (hull and civil liability) (a)	01.30.2019	80,580
(a) The values of the insured of operating risks - UEG Araucária and Seguro Aeronáutico have been translated from USD into BRL, into BRL, w ith the current rate R$3.33238, as of 29.03.2018.

In addition to the related insurance, the Company and its subsidiaries contract other insurance policies with lower values, such as: general civil liability, payment guarantee, several risks, national and international transportation and life insurance.

The guarantee insurance contracted by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their participation in each project.

40      Additional Information to the Statement of Cash Flows

40.1      Non-cash transactions

Among the changes in the investments group, described in Note 18.1, the amount of capital contributions was R$36,224. Such amount corresponds to capital increase in joint venture Voltalia São Miguel do Gostoso I, paid through the conversion and settlement of the loan agreement existing between the Parent Company and the mentioned investee.

As presented in Note 19.2, the additions to property, plant and equipment reached R$425,260. Of this amount, R$45,261 represent the portion of installment purchases not settled through the end of the quarter.

In turn, as mentioned in Notes 20.1, 20.3 and 20.4, the additions to intangible assets totaled R$135,109. Of this amount, R$31,970 is equivalent to the installment purchases not settled through the end of the quarter.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

41      Subsequent Event

41.1      Promissory Notes

On May 11, 2018, Copel GeT carried out the fourth issuance of Promissory Notes, for public distribution, according to CVM Instruction No. 566/2015, Law No. 6,385/1976, CVM Instruction No. 476/2009 and other relevant legal and regulatory resolutions. 100 promissory notes were issued, with par value of R$6,000, in the total amount of R$600,000 and maturity on November 11, 2018. The promissory notes will earn interest corresponding to the accumulated variation of 114.5% of the daily average rates of the Interbank Deposits - DI. Copel’s corporate guarantee was provided for this transaction. The amounts raised will be used in refinancing the debts and reinforcing the issuer’s working capital.

COMMENTS ON PERFORMANCE

for the quarter ended March 31, 2018

All amounts expressed in thousands of Brazilian reais

1            Distribution Lines

Compact-Design Distribution Lines - Copel Distribuição S.A. has implemented compact-design distribution lines in urban areas with a high concentration of trees surrounding distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines installed at the end of March 2018 was 9,778 km (against 9,052 km in March 2017), up by 726 km year-over- year, a variation of 8.0%.

Secondary Isolated Lines – Copel Distribuição is also investing in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement inDEC - Equivalent Time of Interruption per Consumer Unit and FEC - Equivalent Frequency of Interruption per Consumer Unit distribution performance indicators; defense against illegal connections; improved environmental conditions; reduced areas subject to tree trimming; improved safety; reduced voltage drops throughout the grid; and increased transformer useful life due to the reduction of short-circuits, among other advantages. The total length of secondary isolated lines as of the end of March 2018 was 17,603 km (against 16,507 km in March 2017), up by 1,096 year-over-year, a variation of 6.6%.

2            Power Market

Market behavior - Power generation by Copel Geração e Transmissão S.A. and wind farms totaled 5,915 GWh in the first three months of 2018 (against 6,391 GWh in the same period in 2017). The volume of energy purchased by Copel Distribuição by means of CCEARs (auctions) was 2,674 GWh (against 3,026 GWh in the same period in 2017), while the volume purchased from Itaipu was 1,413 GWh (against 1,465 GWh in the same period in 2017), as described below:

Energy sale - down by Copel Distribuição, Copel Geração e Transmissão, Copel Comercialização and wind farms:

Segment	GWh
	Jan - Mar 2018	Jan - Mar 2017	Var.
Copel Distribuição
Captive Market	5.009	5.336	-6,1%
Residential	1.849	1.898	-2,6%
Industrial	709	897	-20,9%
Commercial	1.214	1.300	-6,6%
Rural	632	630	0,3%
Other	605	611	-1,0%
Concessionaries and Licensees	91	126	-27,9%
CCEE (MCP) (a)	103	579	-82,1%
Total Copel Distribuição	5.203	6.041	-13,9%
Copel Geração e Transmissão
CCEAR (Copel Distribuição)	23	23	0,0%
CCEAR (other concessionaries)	209	212	-1,5%
Free Customers	909	889	2,2%
Bilateral Agreements (Copel Comercialização)	623
Bilateral Agreements¹	1.314	1.860	-29,4%
CCEE (MCP)²	350	861	-59,4%
Total Copel Geração e Transmissão	3.428	3.845	-10,9%
Wind Farms Complex
CCEAR (other concessionaries)	207	207	0,0%
CER	88	88	0,0%
Total Wind Farms Complex	295	295	0,0%
Copel Comercialização
Free Customers	480	95	405,7%
Bilateral Agreements	824	52	1476,8%
CCEE (MCP)²		-	-
Total Copel Comercialização	1.304	147	786,5%
Total	10.229	10.328	-1,0%
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Pow er allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Pow er Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term / CER: Agreements Reserve Energy.

Captive Market - Copel Distribuição - Copel Distribuição’s energy sales to the captive market totaled 5,009 GWh in the first three months of 2018, down by 6.1% against the same period in 2017.

The residential segment consumed 1,849 GWh from January through March 2018, down by 2.6%, due to lower temperatures in the first quarter of 2018.  The residential segment consumption in the first three months of 2018 represented 36.9% of the captive market, totaling 3,701,338 consumers.

Consumption by the industrial segment decreased by 20.9% in the first quarter of 2018, to 709 GWh, mainly caused by the migration of captive clients to the free market in the last 12 months, which would represent a consumption of approximately 195 GWh in the quarter. By the end of March 2018, the industrial segment represented 14.2% of the captive market’s consumption with 76,038 consumers.

The commercial segment consumed 1,214 GWh in the first quarter of 2018, down 6.6% when compared to the same period of 2017. This decrease in the consumption was influenced by the migration of captive clients to the free market in the last 12 months, which correspond to an average consumption of 36 GWh in the quarter, and due to the lower average consumption caused mainly by the lower temperatures at the beginning of 2018. At the end of this quarter, this segment accounted for 24.2% of the captive market, totaling 391,104 consumers.

The rural segment recorded an increase of 0.3% in consumption in the first quarter of 2018, totaling 632 GWh. By the end of March 2018, this segment accounted for 12.6% of the Copel’s captive market, totaling 353,653 consumers.

Consumption from other segments (public bodies, public lighting, public services and own consumption) totaled 605 GWh from January to March 2018, down by 1.0 when compared to the same period of 2017. Jointly, these segments accounted for 12.1% of the captive market, totaling 57,527 consumers at the end the first quarter of 2018.

Number of consumers - The number of end users (captive of Copel Distribution and free consumers of Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in March 2018 was 4,580,671, up by 1.7% against the same month in 2017.

Segment	Mar 2018	Mar 2017	Var.
Residential	3.701.338	3.622.426	2,2%
Industrial	76.038	79.083	-3,9%
Commercial	391.104	384.041	1,8%
Rural	353.653	358.847	-1,4%
Others	57.527	57.456	0,1%
Total Captive Market	4.579.660	4.501.853	1,7%
Concessionaries and Licensees	6	6	-
Free Customers¹	1.005	803	25,2%
Total geral	4.580.671	4.502.662	1,7%
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

3            Management

Headcount

Employees	Mar 2018	Mar 2017
Copel and subsidiaries
Copel	77	78
Copel Geração e Transmissão	1.722	1.734
Copel Distribuição	5.679	5.746
Copel Telecomunicações	643	649
Copel Comercialização	37	38
Copel Renováveis	-	-
	8.158	8.245
Affiliated Company
Compagás	162	162
Elejor	7	7
UEG Araucária	17	16
	186	185

4            Market Relations

From January to March 2018, Copel’s common (ON — ticker CPLE3) and class B preferred registered shares (PNB - ticker CPLE6) were traded in 100% of trading sessions of Brasil, Bolsa, Balcão (B3).

The shares outstanding totaled 45.0% of the Company’s capital stock. At the end of March 2018, Copel’s market value was R$6,696,217, based on quotations of all markets.

Out of the 64 stocks that make up Ibovespa’s theoretical portfolio Copel’s PNB shares was 0.182%, with a 1.2095 Beta index.

Copel’s share in the portfolio of the Electric Power Sector Index - IEE was 5.237%.

COPEL PNB’s share in B3 - Corporate Sustainability Index (ISE) was 1.045%.

In B3, ON shares closed the period traded at R$23.03, a positive variation of 7.62%, while PNB shares closed at R$26.08, with positive variation of 4.53%. In the same period the IBOVESPA index recorded a positive variation of 11.73%.

On the New York Stock Exchange (NYSE), PNB shares are traded at “Level 3”, in the form of ADSs, under ticker ELP, and were traded in 100% of the trading sessions, closing the period at US$7.86, with a positive variation of 3.01%. Also in this period the Dow Jones Index recorded a negative variation of 2.49%.

On the Latibex (the Euro market for Latin American Securities), which is connected to the Madrid Stock Exchange), the Company’s PNB shares were traded under the ticker XCOP in 37% of trading sessions, closing the period at € 6.85, with a positive variation of 8.97%. In the same period, the Latibex All Shares index recorded a negative variation of 11.09%.

The table below is a summary of Copel’s share trading between January and March 2018:

	ON		PNB
Stock Performance (Jan - Mar/2018)	Total	Daily average	Total	Daily average
B3
Number of Trades	14.310	239	228.572	3.810
Volume Traded	4.049.800	67.497	47.244.100	787.402
Trading Value (R$ thousand)	89.975	1.500	1.176.685	19.611
Presence in Trading Sessions	60	100%	60	100%
Nyse
Volume Traded	197.172	4.195	28.050.889	459.851
Trading Value (US$ thousand)	1.342	29	215.164	3.527
Presence in Trading Sessions	47	77%	61	100%
Latibex
Volume Traded	-	-	355.154	15.441
Trading Value (€ thousand)	-	-	57	2
Presence in Trading Sessions	-	-	23	37%

5            Tariffs

Power distribution tariffs

Retail distribution average rate (a) - R$/MWh	Mar 2018	Mar 2017	Var.
Residential	440,53	421,44	4,5%
Industrial (b)	409,96	385,31	6,4%
Commercial	435,27	412,13	5,6%
Rural	299,26	286,53	4,4%
Other	324,40	310,59	4,4%
	402,65	384,19	4,8%
(a) W ithout ICM S. Does not consider tariff flags.
(b) Free customers not included.

Power purchase tariffs

Tariff Supply* - R$/MWh	Mar 2018	Mar 2017	Var.
Itaipu (a)	206,30	198,22	4,1%
Auction 2010 - H30	218,27	210,72	3,6%
Auction 2010 - T15 (b)	186,97	217,35	-14,0%
Auction 2011 - H30	226,05	217,59	3,9%
Auction 2011 - T15 (b)	173,66	189,54	-8,4%
Auction 2012 - T15 (b)	298,68	236,84	26,1%
Auction 2016 - T20 (b)	161,57	155,62	3,8%
Auction CCEAR 2014 - 2019 (c)	144,49	139,64	3,5%
Auction CCEAR 2014 - 2019 (d)	333,19	320,12	4,1%
Bilaterais	240,53	232,69	3,4%
Angra	243,33	222,30	9,5%
CCGF (e)	75,84	56,48	34,3%
Santo Antonio	139,84	134,99	3,6%
Jirau	123,00	118,73	3,6%
Other auctions (f)	185,16	174,33	6,2%
Tariff Average Supply	160,75	154,30	4,2%
(a) Furnas transport charge not included.
(b) Average auction price restated according t o the IPCA inflation index. The price comprises in fact three components: a fixed
(c) Energy Agreements.
(d) Capacity Agreements.
(e) Contract of quotas of assured pow er of those HPPs w hich concessions w ere extended pursuant the new rules of Law 12783
(f) Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Power supply tariffs

Tariff Weighted Average Supply - R$/MWh	Mar 2018	Mar 2017	Var.
Auction - CCEAR 2011-2040	210,87	203,89	3,4%
Auction - CCEAR 2013-2042	229,28	222,60	3,0%
Auction - CCEAR 2015 - 2044	160,85	155,33	3,6%
Concession holders in the State of Paraná	260,27	94,41	175,7%

6            Economic and Financial Results

Revenues (Note 32)

Until March 2018, net operating revenues was R$3,348,681, or 1.6% up against R$3,297,011 recorded in the same period in 2017.

This variation was mainly explained by:

a)      16.3% increase in Revenues from Supply, mainly caused by the impacts of the Annual Tariff Review, which adjusted the energy tariff by 10.28%;

b)      14.7% decrease in Revenues from the Availability of the Energy, mainly caused by the decrease in sales settled in CCEE due to the lower allocation of energy in the spot market;

c)      32.6% decrease in Revenues from the Availability of the Power Grid, mainly caused by the recognition of adjustment of the final report on RBSE assets in 2017 of R$183,015, while in 2018 only the inflation adjustment of the asset was recognized;

d)      9.5% decrease in Construction Revenue, caused by a lower investment in transmission ,lines;

e)      a 23.8% increase in Revenues from Telecommunication, largely due to the increase in the number of clients, particularly in the retail market, with the Copel Fibra product; and

f)       a 237.5% increase in Sectorial financial assets and liabilities result, mainly caused by the constitution of sectorial assets relating to electricity costs and the amortization of sectorial liabilities

Operating Costs and Expenses (Note 33)

Until March 2017, operating costs and expenses totaled R$2,786,599, up by 11.1% compared to R$2,507,721 recorded in the same period in 2017. The main highlights were as follows:

a)      a 10.6% increase in electricity purchased for resale, especially given the variation observed in CCEE;

b)      86.1% increase in Charges from the use of the power grid, mainly due to the indemnities to the transmission companies;

c)      a 27.5% increase compared to the same period in 2017 in the balance of the Personnel and Management account, mainly due to enrollments with the Incentive Termination Program (PDI) until March 2018; and

d)      a 23.6% decrease in Construction Cost, mainly caused by the lower investment in transmission lines.

Financial Result (Note 34)

The increase of R$86,354 in financial result compared to the same period of 2017 is mainly due to a 25.6% increase in financial income, due to the adjustment for interest on taxes recoverable, offset by the decrease of 13.9% in financial expenses, due to lower monetary and exchange variations and interest on debts.

Ebitda

Ebitda (earnings before interest, taxes, depreciation and amortization) is as follows:

Consolidated	03.31.2018	03.31.2017
Net income	339,580	417,270
Deferred IRPJ and CSLL	(64,254)	56,600
Provision for IRPJ and CSLL	245,607	193,112
Financial expenses (income), net	69,667	156,021
Ebit	590,600	823,003
Depreciation and amortization	177,210	183,078
Ebitda	767,810	1,006,081
Net operating revenues - ROL	3,348,681	3,297,011
Ebitda Margin% (Ebitda ÷ ROL)	22.9%	30.5%

The EBITDA is a non-accounting measure prepared by the Company, reconciled with its financial statements, pursuant to the provisions of Circular Letter/CVM/SNC/SEP No. 01/2007 and CVM Instruction No. 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Mauricio Schulman
Members	Jonel nazareno iurk George Hermann Rodolfo Tormin Rogério Perna MARCO ANTÔNIO BARBOSA CÂNDIDO Leila Abraham Loria Olga Stankevicius Colpo Sérgio Abu Jamra Misael Adriana Angela Antoniolli
STATUTORY AUDIT COMITEE
Chairman	Mauricio Schulman
Financial Expert Members	Rogério Perna MARCO ANTÔNIO BARBOSA CÂNDIDO Leila Abraham Loria Olga Stankevicius Colpo

SUPERVISORY BOARD
Sitting members	Gilmar Mendes Lourenço Mauro Ricardo Machado Costa Roberto Lamb Letícia Pedercini Issa Maia

EXECUTIVE BOARD
CEO	Jonel nazareno iurk
Enterprise Management Officer	EMPTY
Chief Financial and Investor Relations Officer	Adriano rudek de moura
Chief Business Development Officer	José marques filho
Chief Legal and Institutional Relations Officer	harry françóia jÚnior
Chief Governance, Risk and Compliance Officer	vicente loiácono neto
Assistant Officer	PAULO CESAR KRAUSS

ACCOUNTANT
CRC-PR-045809/O-2	ADRIANO FEDALTO

Information about this report
Investor Relations	Phone: +55 (41) 3222-2027 ri@copel.com

Deloitte Touche Tohmatsu Rua Pasteur, 463 - 1º andar - cj. 101 e 103 e 5º andar Bairro Batel 80250-080 - Curitiba - PR Brasil Tel: + 55 (41) 3312-1400 Fax:+ 55 (41) 3312-1470 www.deloitte.com.br

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Companhia Paranaense de Energia - COPEL

Curitiba - PR

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Paranaense de Energia - COPEL (the “Company”), included in the Interim Financial Information Form - ITR, for the quarter ended March 31, 2018, which comprises the statement of financial position as at March 31, 2018 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Reporting and with international standard IAS 34– Interim Financial Reporting issued by the International Accounting Standards Board – IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM, applicable to the preparation of Interim Financial Information Form - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the Interim Financial Information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form - ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of Interim Financial Information - ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission - CVM.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and related services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte`s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

©2018 Deloitte Touche Tohmatsu. All rights reserved.

Other Matters

Statements of added value

We have also reviewed the individual and consolidated statements of added value (“DVA”) for the three-month period ended March 31, 2018, prepared under the responsibility of the Company’s Management, the presentation of which in the interim financial information is required by the standards issued by CVM applicable to the preparation of Interim Financial Information - ITR, and considered supplemental information by International Financial Reporting Standards - IFRS, which do not require the presentation of a DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the individual and consolidated interim financial statements taken as a whole.

The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

Curitiba, May 15, 2018

DELOITTE TOUCHE TOHMATSU Auditores Independentes	Fernando de Souza Leite Engagement Partner

©2018 Deloitte Touche Tohmatsu. All rights reserved.

SUPERVISORY BOARD’S OPINION ON THE INTERIM FINANCIAL

INFORMATION FOR THE FIRST QUARTER OF 2018

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, have examined the Interim Financial Information for the 1st quarter of 2018 approved by the Company’s Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyses performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors and also considering the Limited Review Report of the Independent Auditors Deloitte Touche Tohmatsu Auditores Independentes, issued without qualifications, the members of the Supervisory Board declare that they are not aware of any facts or evidences that are not reflected in the Interim Financial Information for the quarter ended March 31, 2018 and conclude that this information may be disclosed.

Curitiba, May 15, 2018

                        /s/                                                                                                 /s/

GILMAR MENDES LOURENÇO                                                        LETÍCIA PEDERCINI ISSA MAIA

     /s/                                                                               /s/

MAURO RICARDO MACHADO COSTA                                            ROBERTO LAMB

S T A T E M E N T

By this document, the Chief Executive Officer and the other Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio nº 800,- PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions in item II, paragraph 1 of article 29 of CVM Instruction 480/2009, state that:

 (I)        they have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel included in the Quarterly Information Form - ITR as of 3/31/2018; and

 (II)       they have reviewed and discussed and agree with the interim financial information of Copel included in the Quarterly Information Form - ITR as of 3/31/2018.

In witness whereof, we sign this document.

Curitiba, May 15, 2018

/s/

Jonel Nazareno Iurk

CEO

     /s/

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

   /s/

Harry Françóia Júnior

Chief Legal and Institutional Relations Officer

 /s/

José Marques Filho

Chief Business Development Officer

             /s/

Vicente Loiácono Neto

Chief Governance, Risk and Compliance Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date June 28, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.